SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, May 2013

Commission File Number 001-35400

Just Energy Group Inc.

(Translation of registrant’s name into English)

6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Annual Audited Financial Statements for the year ended March 31, 2013.

2	Management Discussion & Analysis for the year ended March 31, 2013.

3	Press Release dated May 16, 2013.

Documents 1 and 2 of this report on Form 6-K are incorporated by reference into the Registrant’s outstanding registration statements on Form F-3 (No. 333-188184), Form F-10 (No. 333-184289) and Form S-8 (No. 333-183954) that have been filed with the Securities and Exchange Commission.

Document 1

JUST ENERGY GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31,

(thousands of Canadian dollars)

	Notes	2013	2012
ASSETS
Non-current assets
Property, plant and equipment	5	$258,003	$291,061
Intangible assets	6	447,333	549,409
Contract initiation costs		58,446	44,225
Other non-current financial assets	12	31,305	15,315
Non-current receivables		11,046	6,475
Investments	11	9,000	—
Deferred tax asset	17	24,858	78,398

		839,991	984,883

Current assets
Inventory	8	6,073	9,988
Gas delivered in excess of consumption		5,224	12,844
Gas in storage		11,051	11,453
Current trade and other receivables		315,551	294,311
Accrued gas receivables		33,989	2,875
Unbilled revenues		129,166	130,796
Prepaid expenses and deposits		15,874	9,451
Other current assets	12	33,005	12,799
Corporate tax recoverable		9,761	8,225
Restricted cash	7	13,320	12,199
Cash and cash equivalents		38,498	53,220

		611,512	558,161
Assets classified as held for sale	10	77,439	—

		688,951	558,161

TOTAL ASSETS		$1,528,942	$1,543,044

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,300,280)	$(1,652,188)
Accumulated other comprehensive income	13	47,155	70,293
Shareholders’ capital	14	1,018,082	993,181
Equity component of convertible debentures		25,795	25,795
Contributed surplus		70,893	62,147

Shareholders’ deficit		(138,355)	(500,772)
Non-controlling interest		(702)	(637)

TOTAL DEFICIT		(139,057)	(501,409)

Non-current liabilities
Long-term debt	16	795,224	679,072
Provisions	18	3,773	3,068
Deferred lease inducements		1,044	1,778
Other non-current financial liabilities	12	85,380	309,617
Deferred tax liability	17	31,327	6,073

		916,748	999,608

Current liabilities
Bank indebtedness		—	1,060
Trade and other payables		301,820	287,145
Accrued gas payable		28,476	2,960
Deferred revenue		13,017	11,985
Income taxes payable		5,143	4,814
Current portion of long-term debt	16	162,474	97,611
Provisions	18	3,063	3,226
Other current financial liabilities	12	159,819	636,044

		673,812	1,044,845
Liabilities relating to assets classified as held for sale	10	77,439	—

		751,251	1,044,845

TOTAL LIABILITIES		1,667,999	2,044,453

TOTAL DEFICIT AND LIABILITIES		$1,528,942	$1,543,044

Guarantees (Note 24) Commitments (Note 27)

See accompanying notes to the consolidated financial statements

Approved on behalf of Just Energy Group Inc.

/s/ Rebecca MacDonald	/s/ Michael Kirby
Rebecca MacDonald	Michael Kirby
Executive Chair	Corporate Director

1.

JUST ENERGY GROUP INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED MARCH 31

(thousands of Canadian dollars, except where indicated and per share amounts)

	Notes		2013	2012
CONTINUING OPERATIONS
SALES	20		$2,881,964	$2,654,778
COST OF SALES	19	(b)	2,356,096	2,155,121

GROSS MARGIN			525,868	499,657

EXPENSES
Administrative expenses			138,855	114,168
Selling and marketing expenses			208,029	177,302
Other operating expenses	19	(a)	133,557	153,020

			480,441	444,490

Operating profit before the following			45,427	55,167
Finance costs	16		(75,151)	(54,450)
Change in fair value of derivative instruments	12		719,575	(96,210)
Proportionate share of loss from joint ventures	11		(7,457)	(1,971)
Other income			5,696	6,536

Income (loss) before income taxes			688,090	(90,928)
Provision for income taxes	17		86,385	37,527

PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS			$601,705	$(128,455)
DISCONTINUED OPERATIONS
Profit (loss) for the year from discontinued operations	10		(72,050)	1,812

PROFIT (LOSS) FOR THE YEAR			$529,655	$(126,643)

Attributable to:
Shareholders of Just Energy			$530,308	$(126,522)
Non-controlling interest			(653)	(121)

PROFIT (LOSS) FOR THE YEAR			$529,655	$(126,643)

Earnings (loss) per share from continuing operations	22
Basic			$4.30	$(0.93)
Diluted			$3.68	$(0.93)
Earnings (loss) per share available to shareholders
Basic			$3.79	$(0.92)
Diluted			$3.27	$(0.92)

See accompanying notes to the consolidated financial statements

2.

JUST ENERGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED MARCH 31

(thousands of Canadian dollars)

	Notes	2013	2012
Profit (loss) for the year		$529,655	$(126,643)

Other comprehensive income (loss)	13
Unrealized gain on translation of foreign operations		3,307	2,386
Amortization of deferred unrealized gain on discontinued hedges, net of income taxes of $5,550 (2012—$13,348)		(26,445)	(56,012)

Other comprehensive income (loss) for the year, net of tax		(23,138)	(53,626)

Total comprehensive income (loss) for the year, net of tax		$506,517	$(180,269)

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy		$507,170	$(180,148)
Non-controlling interest		(653)	(121)

Total comprehensive income (loss) for the year, net of tax		$506,517	$(180,269)

See accompanying notes to the consolidated financial statements

3.

JUST ENERGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED MARCH 31

(thousands of Canadian dollars)

	Notes		2013	2012
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated deficit
Accumulated deficit, beginning of year			$(442,812)	$(315,934)
Loss on cancellation of shares	14		—	(356)
Profit (loss) for the year, attributable to the shareholders			530,308	(126,522)

Accumulated deficit, end of year			87,496	(442,812)

DIVIDENDS
Dividends, beginning of year			(1,209,376)	(1,033,994)
Dividends	26		(178,400)	(175,382)

Dividends, end of year			(1,387,776)	(1,209,376)

DEFICIT			$(1,300,280)	$(1,652,188)

ACCUMULATED OTHER COMPREHENSIVE INCOME	13
Accumulated other comprehensive income, beginning of year			$70,293	$123,919
Other comprehensive loss			(23,138)	(53,626)

Accumulated other comprehensive income, end of year			$47,155	$70,293

SHAREHOLDERS’ CAPITAL	14
Shareholders’ capital, beginning of year			$993,181	$963,982
Share-based compensation awards exercised			3,320	1,385
Shares issued (cancelled)			7	(599)
Dividend reinvestment plan			21,574	28,413

Shareholders’ capital, end of year			$1,018,082	$993,181

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of year			$25,795	$18,186
Allocations of new convertible debentures issued			—	10,188
Future tax impact on convertible debentures			—	(2,579)

Balance, end of year			$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of year			$62,147	$52,723
Add: Share-based compensation awards	19	(a)	11,952	10,662
Non-cash deferred share grant distributions			114	147
Less: Share-based awards exercised			(3,320)	(1,385)

Balance, end of year			$70,893	$62,147

NON-CONTROLLING INTEREST
Balance, beginning of year			$(637)	$—
Acquisition of non-controlling interest			—	(540)
Investment by minority shareholder			1,115	—
Foreign exchange impact on non-controlling interest and adjustment to acquisition value			(527)	24
Loss attributable to non-controlling interest			(653)	(121)

Balance, end of year			$(702)	$(637)

TOTAL DEFICIT			$(139,057)	$(501,409)

See accompanying notes to the consolidated financial statements

4.

JUST ENERGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31

(thousands of Canadian dollars)

Net outflow of cash related to the following activities	Notes		2013	2012
OPERATING
Income from continuing operations before income taxes			$688,090	$(90,928)

Items not affecting cash
Amortization of intangible assets and related supply contracts			86,329	108,233
Amortization of contract initiation costs			17,439	13,977
Amortization of property, plant and equipment			4,426	4,553
Amortization included in cost of sales			10,615	6,769
Share-based compensation	19	(a)	11,952	10,662
Financing charges, non-cash portion			11,024	8,760
Transaction costs on acquisition			—	1,101
Other			(541)	(150)
Change in fair value of derivative instruments			(719,575)	96,210
Cash flows provided by (used in) operating activities of discontinued operations			(1,609)	(2,801)

			(579,940)	247,136

Adjustment required to reflect net cash receipts from gas sales	28		(4,536)	7,740

Changes in non-cash working capital	29		(2,223)	(15,076)

			101,391	149,007
Income tax paid			(3,238)	(4,617)

Cash inflow from operating activities			98,153	144,390

INVESTING
Purchase of property, plant and equipment			(101,413)	(74,579)
Purchase of intangible assets and waterheater contracts			(14,563)	(5,853)
Acquisitions, net of cash acquired			—	(93,325)
Advances of long-term receivables			(4,571)	(1,881)
Transaction costs on acquisition			—	(1,101)
Investments			(8,942)	—
Settlement of contingent consideration			(1,551)	—
Contract initiation costs			(31,090)	(28,244)
Cash flows used in investing activities of discontinued operations			(713)	(264)

Cash outflow from investing activities			(162,843)	(205,247)

FINANCING
Dividends paid			(156,651)	(146,822)
Shares issued for cash (purchased for cancellation)			7	(955)
Issuance of long-term debt			492,759	464,520
Repayment of long-term debt			(277,620)	(282,189)
Restricted cash			699	(11,366)
Debt issuance costs			(9,973)	—
Investment made by minority shareholder			1,115	—
Cash flows provided by (used in) financing activities of discontinued operations			2,484	(7,070)

Cash inflow from financing activities			52,820	16,118

Effect of foreign currency translation on cash balances			(2,690)	326

Net cash outflow			(14,560)	(44,413)
Cash and cash equivalents reclassified to assets held for sale			(162)	—
Cash and cash equivalents, beginning of year			53,220	97,633

Cash and cash equivalents, end of year			$38,498	$53,220

Supplemental cash flow information:
Interest paid			$66,476	$52,810

See accompanying notes to the condensed consolidated financial statements

5.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The consolidated financial statements were approved by the Board of Directors on May 16, 2013.

2.	OPERATIONS

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the U.S. and commencing in July 2012, the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products that allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity products, can be offered in all states and provinces and are not dependent on energy deregulation.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents through a subsidiary operating under the trade name National Home Services (“NHS”). In August 2012, Just Energy purchased a 15% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes “smart” thermostats to residential and commercial customers throughout North America. Just Energy also operates a network marketing division under the trade name Momentis. Through its subsidiary, Terra Grain Fuels, Inc. (“TGF”), Just Energy produces and sells wheat-based ethanol. As at March 31, 2013, TGF has been classified as held for sale, see Note 10. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries, provide a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar.

6.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and statement of compliance

The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand. The Company’s consolidated financial statements are prepared on the historical cost basis of accounting, except as disclosed in the accounting policies set out below.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at March 31, 2013. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

(c)	Cash and cash equivalents

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(d)	Accrued gas receivables/accrued gas payable or gas delivered in excess of consumption/deferred revenues

Accrued gas receivables are stated at estimated realizable value and result when customers consume more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas payable represents the obligation to the LDCs with respect to gas consumed by customers in excess of that delivered to the LDCs.

Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenues.

Assuming normal weather and consumption patterns, during the winter months, customers will have consumed more than what was delivered resulting in the recognition of unbilled revenues/accrued gas payable; however, in the summer months, customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenues.

These adjustments are applicable solely to the Ontario, Manitoba, Quebec and Michigan gas markets.

7.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

(e)	Inventory

Inventory consists of water heaters, furnaces, air conditioners and thermostats for selling purposes, and gas in storage. Water heaters, furnaces and air conditioners are stated at the lower of cost and net realizable value with cost being determined on a weighted average basis.

Gas in storage represents the gas delivered to the LDCs in Illinois, Indiana, New York, Ohio, Georgia, Maryland and California. The balance will fluctuate as gas is injected or withdrawn from storage.

Gas in storage is valued at the lower of cost and net realizable value with cost being determined on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business.

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of any accumulated depreciation and impairment losses. Cost includes the purchase price and, where relevant, any costs directly attributable to bringing the asset to the location and condition necessary and/or the present value of all dismantling and removal costs. Where major components of property, plant and equipment have different useful lives, the components are recognized and depreciated separately. Just Energy recognizes in the carrying amount, the cost of replacing part of an item when the cost is incurred and if it is probable that the future economic benefits embodied with the item can be reliably measured. When significant parts of property, plant and equipment are required to be replaced at intervals, Just Energy recognises such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statement of income (loss) as an expense when incurred. Depreciation is provided over the estimated useful lives of the assets as follows:

Asset category	Depreciation method	Rate/useful life
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Buildings	Straight-line	15-35 years
Water heaters	Straight-line	10-15 years
Furnaces and air conditioners	Straight-line	15 years
Leasehold improvements	Straight-line	Term of lease
Vehicles	Straight-line	5 years
Solar equipment	Straight-line	25 years
Thermostats	Straight-line	15 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the consolidated statement of income (loss) when the asset is derecognized.

The useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

8.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

(g)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments and liabilities incurred or assumed at the date of exchange. Acquisition costs for business combinations incurred subsequent to April 1, 2010, are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value on the date of acquisition, irrespective of the extent of any non-controlling interest.

Goodwill is initially measured at cost, which is the excess of the cost of the business combination over Just Energy’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statement of income (loss). If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within 12 months of the date of acquisition.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Just Energy’s operating segments that are expected to benefit from the synergies of the combination, irrespective of whether other assets and liabilities of the acquiree are assigned to those segments.

(h)	Intangible assets

Intangible assets acquired outside of a business combination are measured at cost on initial recognition. Intangible assets acquired in a business combination are recorded at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and/or accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least once annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to intangible assets with finite lives is recognized in the consolidated statement of income (loss) in the expense category associated with the function of the intangible assets.

Intangible assets consist of gas customer contracts, electricity customer contracts, water heater customer contracts, sales network, brand and goodwill, all acquired through business combinations, as well as software, commodity billing and settlement systems and information technology system development.

Internally generated intangible assets are capitalized when the product or process is technically and commercially feasible, the future economic benefit is measurable, Just Energy can demonstrate how the asset will generate future economic benefits and Just Energy has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.

The brand and goodwill are considered to have indefinite useful lives and are not amortized, but rather tested annually for impairment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.

9.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the consolidated statement of income (loss) when the asset is derecognized.

Intangible asset category	Amortization method	Rate
Customer contracts	Straight-line	Term of contract
Contract initiation costs	Straight-line	Term of contract
Commodity billing and settlement systems	Straight-line	5 years
Sales network and affinity relationships	Straight-line	5-8 years
Information technology system development	Straight-line	5 years
Software	Straight-line	1 year
Other intangible assets	Straight-line	5 years

(i)	Impairment of non-financial assets

Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset’s recoverable amount. The recoverable amount of goodwill and intangible assets with an indefinite useful life are estimated at least annually. The recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value-in-use. Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the cash-generating unit to which the asset belongs.

An impairment loss is recognized in the consolidated statement of income (loss) if an asset’s carrying amount or that of the cash-generating unit to which it is allocated is higher than its recoverable amount. Impairment losses of cash-generating units are first charged against the value of assets in proportion to their carrying amount.

In the consolidated statement of income (loss), an impairment loss is recognized in the expense category associated with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, Just Energy estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the consolidated statement of income (loss).

Goodwill is tested for impairment annually at year end and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

10.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

(j)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date and whether fulfilment of the arrangement is dependent on the use of a specific asset or assets, or the arrangement conveys a right to use the asset.

Just Energy as a lessee

Operating lease payments are recognized as an expense in the consolidated statement of income (loss) on a straight-line basis over the lease term.

Just Energy as a lessor

Leases where Just Energy does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

(k)	Financial instruments

Financial assets and liabilities

Just Energy classifies its financial instruments as either (i) financial assets at fair value through profit or loss, or (ii) loans and receivables, and its financial liabilities as either (i) financial liabilities at fair value through profit or loss or (ii) other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statement of financial position.

Financial instruments are recognized on the trade date, which is the date on which Just Energy commits to purchase or sell the asset.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). Included in this class are primarily physical delivered energy contracts, for which the own-use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 12. Related realized and unrealized gains and losses are included in the consolidated statement of income (loss).

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include receivables. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The effective interest amortization is included in finance costs in the consolidated statement of income (loss).

11.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Derecognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when Just Energy has transferred its rights to receive cash flows from the asset.

Impairment of financial assets

Just Energy assesses whether there is objective evidence that a financial asset is impaired at each reporting date. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows that can be reliably estimated.

For financial assets carried at amortized cost, Just Energy first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If Just Energy determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in income or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of other income in the consolidated statement of income (loss).

Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other operating costs in the consolidated statement of income (loss).

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Just Energy that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Included in this class are primarily physical delivered energy contracts, for which the own-use exemption could be not applied, financially settled energy contracts and foreign currency forward contracts.

Gains or losses on liabilities held-for-trading are recognized in the consolidated statement of income (loss).

12.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred, trade and other payables and bank indebtedness. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the consolidated statement of income (loss).

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income (loss).

(l)	Derivative instruments

Just Energy enters into fixed-term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose Just Energy to changes in consumption as well as changes in the market prices of gas and electricity. To reduce its exposure to movements in commodity prices, Just Energy enters into derivative contracts.

Just Energy analyzes all its contracts, of both a financial and non-financial nature, to identify the existence of any “embedded” derivatives. Embedded derivatives are accounted for separately from the underlying contract at the inception date when their risks and characteristics are not closely related to those of the underlying contracts and the underlying contracts are not carried at fair value. An embedded derivative is a provision in a contract that modifies the cash flow of a contract by making it dependent on an underlying measurement.

All derivatives are recognized at fair value on the date on which the derivative is entered into and are re-measured to fair value at each reporting date. Derivatives are carried in the consolidated statements of financial position as other financial assets when the fair value is positive and as other financial liabilities when the fair value is negative. Just Energy does not utilize hedge accounting. Therefore, changes in the fair value of these derivatives are recorded directly to the consolidated statement of income (loss) and are included within change in fair value of derivative instruments.

(m)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(n)	Fair value of financial instruments

Fair value is the estimated amount that Just Energy would pay or receive to dispose of these contracts in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 12.

13.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

(o)	Revenue recognition

Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. In the case of gas and electricity, transfer of risks and rewards generally coincides with consumption. Ethanol and dried distillery grain sales are recognized when the risks and rewards of ownership passes, which is typically on delivery. Revenue from sales of water heaters, furnaces, air conditioners and thermostats (collectively “home services equipment”) is recognized upon installation. Just Energy recognizes revenue from HVAC equipment leases, based on rental rates over the term commencing from the installation date.

Investment tax credits (“ITCs”) received or receivable relating to HES are recorded as deferred revenue and brought into revenue on a systematic basis over the useful life of the underlying asset. Included in deferred revenue is approximately $9,971 in ITCs received. During the year, approximately $275 of ITCs were recognized in revenue. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes.

The Company assumes credit risk for all customers in Alberta, Illinois, Texas, Massachusetts, Michigan, California and Georgia and for certain large-volume customers in British Columbia, and New York. In addition, the Company assumes credit risk in their NHS and HES divisions. In these markets, the Company ensures that credit review processes are in place prior to the commodity flowing to the customer.

(p)	Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the parent company’s presentation and functional currency.

Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income (loss), except when deferred in other comprehensive income (loss) as qualifying net investment hedges.

Translation of foreign operations

The results and consolidated financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position; and

•	income and expenses for each consolidated statement of income (loss) are translated at the exchange rates prevailing at the dates of the transactions.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other foreign currency instruments designated as hedges of such investments, are recorded to other comprehensive income (loss).

14.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in accumulated other comprehensive income (loss) are recognized in the consolidated statement of income (loss) as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(q)	Per share amounts

The computation of earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share are computed in a similar way to basic earnings per share except that the weighted average number of shares outstanding are increased to include additional shares assuming the exercise of stock options, restricted share grants (“RSGs”), deferred share grants (“DSGs”) and convertible debentures, if dilutive.

(r)	Share-based compensation plans

Equity-based compensation liability

Just Energy accounts for its share-based compensation as equity-settled transactions. The cost of share-based compensation is measured by reference to the fair value at the date on which it was granted. Awards are valued at the grant date and are not adjusted for changes in the prices of the underlying shares and other measurement assumptions. The cost of equity-settled transactions is recognized, together with the corresponding increase in equity, over the period in which the performance or service conditions are fulfilled, ending on the date on which the relevant grantee becomes fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting period reflects the extent to which the vesting period has expired and Just Energy’s best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

When options, RSGs and DSGs are exercised or exchanged, the amounts credited to contributed surplus are reversed and credited to shareholders’ capital.

During the year, the Company introduced a cash out option for the RSG plan. It provides employees who (i) hold a position below director or (ii) wish to exchange 500 or fewer RSGs to receive cash in lieu of shares. The Company records this financial liability as fair value through the consolidated statement of income (loss). Fair value is based on the number of RSGs eligible for the cash-out option and the underlying price of Just Energy’s shares. As at March 31, 2013, the Company recorded $414 to other current liabilities with an offsetting adjustment to change in fair value of derivative financial instruments.

(s)	Employee future benefits

In Canada, Just Energy offers a long-term savings plan (the “Plan”) for all full time salaried and permanent full-time and part-time employees (working more than 26 hours per week) of its other subsidiaries. The Plan consists of two components, a Deferred Profit Sharing Plan (“DPSP”) and an Employee Profit Sharing Plan (“EPSP”). For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of shares of Just Energy, on a matching one for one basis.

15.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

For U.S. employees, Just Energy has established a long-term savings plan (the “Plan”) for all permanent full-time and part-time employees (working more than 26 hours per week) of its subsidiaries. The Plan consists of two components, a 401(k) and an Employee Unit Purchase Plan (“EUPP”). For participants of the EUPP, Just Energy contributes an amount up to a maximum of 3% per annum of an employee’s base earnings towards the purchase of Just Energy shares, on a matching one for one basis. For participants in the 401(k), Just Energy contributes an amount up to a maximum of 4% per annum of an employee’s base earnings, on a matching one for one basis. In the event an employee participates in both the EUPP and 401(k), the maximum Just Energy will contribute to the 401k is 2% per annum.

Participation in the plans in Canada or the U.S is voluntary. The plans have a two-year vesting period beginning from the employee’s enrollment date in the plan. During the year, Just Energy contributed $2,171 (2012—$2,034) to the plans, which was paid in full during the year.

Obligations for contributions to the Plan are recognized as an expense in the consolidated income statement as incurred.

(t)	Transaction costs

Transaction costs incurred by Just Energy in issuing, acquiring or selling its own equity instruments are accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided.

(u)	Income taxes

Just Energy follows the liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities in the consolidated financial statements and their respective tax bases.

Deferred tax assets and liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred tax asset/liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized except:

•

Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

16.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(v)	Provisions

Provisions are recognized when Just Energy has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where Just Energy expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of income (loss), net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the consolidated statement of income (loss).

(w)	Selling and marketing expenses and contract initiation costs

Commissions and various other costs related to obtaining and renewing customer contracts are charged to income in the period incurred except as disclosed below:

Commissions related to obtaining and renewing commercial customer contracts are paid in one of the following ways: all or partially upfront or as a residual payment over the term of the contract. If the commission is paid all or partially upfront, it is recorded as contract initiation costs and amortized in selling and marketing expenses over the term for which the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned.

In addition, commissions related to obtaining customer contracts signed by NHS are recorded as contract initiation costs and amortized in selling and marketing expenses over the remaining term of the contract.

(x)	Investment in joint ventures

Just Energy accounts for its interest in joint ventures using the equity method. Under this method, any investments made increases the asset value, the proportionate share of income/loss, increases/decreases the asset value, with an offsetting adjustment in the consolidated statements of operations and any dividends received decreases the asset value.

17.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

(y)	Non-current assets held for sale and discontinued operations

Just Energy classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the income statement. Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

4.	(i) SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have significant impact on the consolidated financial statements relate to the following:

Impairment of non-financial assets

To determine the recoverable amount of an impaired asset, the Company estimates expected future cash flows at the CGU level and determines a suitable discount rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, the Company makes assumptions about future sales, gross margin rates, expenses, capital expenditures, and working capital investments which are based upon past and expected performance. Determining the applicable discount rate involves estimating appropriate adjustments to market risk and to Company-specific risk factors. An impairment loss is recognized for the amount by which the carrying amount of an asset or a cash-generating unit (“CGU”) exceeds its recoverable amount. The Company uses judgment when identifying CGUs and when assessing for indicators of impairment. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 21.

Deferred taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Useful life of key property, plant and equipment and intangible assets

The amortization method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by Just Energy.

18.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Provisions for litigation

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging FERC’s enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these consolidated financial statements as at March 31, 2013. In the general course of operations, Just Energy has made additional provisions for litigation matters that have arisen.

Trade receivables

Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statement of income (loss). In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors. Actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 12 for further details about the assumptions as well as a sensitivity analysis.

Acquisition accounting

For acquisition accounting purposes, all identifiable assets, liabilities and contingent liabilities acquired in a business combination are recognized at fair value on the date of acquisition. Estimates are used to calculate the fair value of these assets and liabilities as at the date of acquisition.

(ii)	ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. Just Energy intends to adopt these standards, if applicable, when they become effective.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings) would be presented separately from items that will never be reclassified (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets). The amendment affects presentation only and has no impact on Just Energy’s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012, and will therefore be applied in Just Energy’s first annual report after becoming effective.

19.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact Just Energy’s financial position or performance and become effective for annual periods beginning on or after January 1, 2013.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Just Energy’s financial assets, but will not have an impact on classification and measurements of financial liabilities. Just Energy will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 10, Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. IFRS 10 will not have any impact on the currently held investments of Just Energy. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Ventures. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The adoption of this standard will not have a material impact on the financial results of Just Energy.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but has no impact on Just Energy’s financial position or performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 13, Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The adoption of this standard will not have a material impact on the financial results of Just Energy. This standard becomes effective for annual periods beginning on or after January 1, 2013.

20.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

IAS 27, Separate Financial Statements

On April 1, 2013, Just Energy will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The adoption of this standard will not have a material impact on the financial results of Just Energy.

IAS 28, Investments in Associates and Joint Ventures

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on or after January 1, 2013.

The Company will apply this standard when there is joint control or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The adoption of this standard will not have a material impact on the financial results of the Company.

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Just Energy’s financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

IFRS improvements

IAS 1 Presentation of Financial Statements

This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period.

IAS 16 Property Plant and Equipment

This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32 Financial Instruments, Presentation

This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

21.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

IAS 34 Interim Financial Reporting

The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

These improvements are effective for annual periods beginning on or after January 1, 2013.

22.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

5.	PROPERTY, PLANT AND EQUIPMENT

As at March 31, 2013
	Computer equipment	Buildings and ethanol plant	Land	Furniture and fixtures	Vehicles	Office equipment	Home services equipment	Leasehold improvements	Solar equipment	Total
Cost:
Operating balance - April 1, 2012	$9,453	$158,500	$299	$6,572	$212	$20,028	$117,755	$8,642	$35,789	$357,250
Additions/(disposals)	2,402	—	—	459	(25)	1,193	46,784	384	63,616	114,813
Transfer to discontinued operations	(173)	(157,842)	(299)	(476)	(165)	(2,052)	—	(64)	—	(161,071)
Exchange differences	47	12	—	35	—	47	—	12	1,598	1,751

Ending balance, March 31, 2013	11,729	670	—	6,590	22	19,216	164,539	8,974	101,003	312,743

Accumulated Amortization:
Opening balance - March 31, 2012	(6,160)	(24,498)	—	(4,141)	(108)	(11,435)	(13,835)	(5,999)	(13)	(66,189)
Amortization charge to cost of sales	—	—	—	—	—	—	(9,189)	—	(1,426)	(10,615)
Amortization charge for the year	(1,433)	(19)	—	(546)	(5)	(1,879)	—	(544)	—	(4,426)
Disposals	—	161	—	—	—	—	—	—	—	161
Transfer to discontinued operations	102	24,301		266	99	1,612		34		26,414
Exchange differences	(19)	(1)	—	(1)	—	(18)	—	(7)	(39)	(85)

Ending balance, March 31, 2013	(7,510)	(56)	—	(4,422)	(14)	(11,720)	(23,024)	(6,516)	(1,478)	(54,740)

Net book value, March 31, 2013	$4,219	$614	$—	$2,168	$8	$7,496	$141,515	$2,458	$99,525	$258,003

As at March 31, 2012
	Computer equipment	Buildings and ethanol plant	Land	Furniture and fixtures	Vehicles	Office equipment	Home services equipment	Leasehold improvements	Solar equipment	Total
Cost:
Opening balance - April 1, 2011	$7,750	$158,482	$299	$6,090	$215	$17,976	$82,036	$8,567	$283	$281,698
Additions/(disposals)	1,347	—	—	441	(32)	1,668	35,719	62	35,624	74,829
Acquisition of subsidiary	348	—	—	8	31	371	—	—	—	758
Exchange differences	8	18	—	33	(2)	13	—	13	(118)	(35)

Ending balance, March 31, 2012	9,453	158,500	299	6,572	212	20,028	117,755	8,642	35,789	357,250

Accumulated Amortization:
Opening balance - April 1, 2011	(4,958)	(17,426)	—	(3,561)	(88)	(9,520)	(7,066)	(5,077)	—	(47,696)
Amortization charge to cost of sales	—	(5,871)	—	—	—	—	(6,769)	—	—	(12,640)
Amortization charge for the year	(1,205)	(1,201)	—	(569)	(41)	(1,905)	—	(913)	(13)	(5,847)
Disposals	12				21	(1)	—	—	—	32
Exchange differences	(9)	—	—	(11)	—	(9)	—	(9)	—	(38)

Ending balance, March 31, 2012	(6,160)	(24,498)	—	(4,141)	(108)	(11,435)	(13,835)	(5,999)	(13)	(66,189)

Net book value, March 31, 2012	$3,293	$134,002	$299	$2,431	$104	$8,593	$103,920	$2,643	$35,776	$291,061

23.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

6.	INTANGIBLE ASSETS

As at March 31, 2013
	Gas contracts	Electricity contracts	Water heater contracts	Goodwill	Sales network and affinity relationships	Brand	Software	IT system development	Other	Total
Cost:
Opening balance - April 1, 2012	$250,745	$479,853	$24,043	$254,799	$123,078	$23,369	$13,922	$27,538	$9,370	$1,206,717
Remove fully amortized assets	(137,287)	(233,950)	—	—	—	—	(978)	(4,433)	(2,343)	(378,991)
Transfer to discontinued operations							(164)			(164)
Additions	—	—	27,192	—	—	—	4,634	4	673	32,503
Exchange differences	909	4,584	—	1,583	2,283	433	120	361	129	10,402

Ending balance, March 31, 2013	114,367	250,487	51,235	256,382	125,361	23,802	17,534	23,470	7,829	870,467

Accumulated Amortization:
Opening balance - April 1, 2012	(208,147)	(380,139)	(4,444)	—	(34,284)	—	(9,528)	(14,195)	(6,571)	(657,308)
Remove fully amortized assets	137,287	233,950	—	—	—	—	978	4,433	2,343	378,991
Transfer to discontinued operations	—	—	—	—	—	—	113	—	—	113
Amortization charge for the year	(12,627)	(37,782)	(2,685)	—	(21,696)	—	(5,130)	(4,158)	(2,251)	(86,329)
Amortization in mark to market	(11,695)	(41,027)	—	—	—	—	—	—	—	(52,722)
Exchange differences	(891)	(3,653)	—	—	(941)	—	(67)	(211)	(116)	(5,879)

Ending balance, March 31, 2013	(96,073)	(228,651)	(7,129)	—	(56,921)	—	(13,634)	(14,131)	(6,595)	(423,134)

Net book value, March 31, 2013	$18,294	$21,836	$44,106	$256,382	$68,440	$23,802	$3,900	$9,339	$1,234	$447,333

As at March 31, 2012
	Gas contracts	Electricity contracts	Water heater contracts	Goodwill	Sales network and affinity relationships	Brand	Software	IT system development	Other	Total
Cost:
Opening balance - April 1, 2011	$248,828	$436,339	$23,164	$227,467	$80,561	$10,692	$9,540	$26,206	$9,006	$1,071,803
Acquisition of a subsidiary	—	39,533	—	26,740	42,359	13,034	215	—	—	121,881
Remove fully amortized assets	(1,842)	—	—	—	—	—	—	—	—	(1,842)
Adjustments to Additions	—	—	879	—	—	—	4,084	788	116	5,867
Exchange differences	3,759	3,981	—	592	158	(357)	83	544	248	9,008

Ending balance, March 31, 2012	250,745	479,853	24,043	254,799	123,078	23,369	13,922	27,538	9,370	1,206,717

Accumulated Amortization:
Opening balance - April 1, 2011	(144,568)	(248,673)	(2,813)	—	(14,770)	—	(6,616)	(9,931)	(4,213)	(431,584)
Remove fully amortized assets	1,842	—	—	—	—	—	—	—	—	1,842
Amortization charge for the year	(23,902)	(54,468)	(1,631)	—	(19,006)	—	(2,890)	(4,107)	(2,229)	(108,233)
Amortization in mark to market	(38,663)	(74,330)	—	—	—	—	—	—	—	(112,993)
Exchange differences	(2,856)	(2,668)	—	—	(508)	—	(22)	(157)	(129)	(6,340)

Ending balance, March 31, 2012	(208,147)	(380,139)	(4,444)	—	(34,284)	—	(9,528)	(14,195)	(6,571)	(657,308)

Net book value, March 31, 2012	$42,598	$99,714	$19,599	$254,799	$88,794	$23,369	$4,394	$13,343	$2,799	$549,409

24.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The capitalized internally developed costs relate to the development of new customer billing and analysis software solutions for the different energy markets of Just Energy. All research costs and development costs not eligible for capitalization have been expensed and are recognized in administrative expenses.

7.	RESTRICTED CASH

(i)	As part of the acquisition of Fulcrum Retail Holdings LLC (“Fulcrum”) described in Note 9, Just Energy was required to transfer $11,152 into a restricted cash account.

(ii)

Restricted cash relating to the debt assumed with the water heater contract purchase, Note 16(d), is required as a security to the lender. Annually NHS is able to withdraw set amount of cash from this account as the debt is repaid. Currently the balance in this account is $2,168.

8.	INVENTORY

The amount of inventory recognized as an expense during the year ended March 31, 2013, was $395 (2012—$181). There have been no write-downs of inventory. Inventory is made up of the following:

	2013	2012
Raw materials	$—	$1,220
Work in progress	—	775
Finished goods	6,073	7,993

	$6,073	$9,988

9.	ACQUISITIONS

(a)	Acquisition of Fulcrum Retail Holdings LLC

On October 3, 2011, Just Energy completed the acquisition of the 100% equity interest of Fulcrum with an effective date of October 1, 2011. The acquisition was funded by an issuance of $100 million in convertible debentures (Note 16(g)).

The consideration for the acquisition was US$79.4 million paid at the time of closing, subject to customary working capital adjustments. Just Energy paid US$7.3 million in connection with the preliminary working capital adjustment. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively, the “Earn-Out” amount) to the sellers 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum. On the Earn-Out amount, Just Energy will pay 4.006% interest on the cash portion and $1.86 per share issued at the end of the Earn-Out period. The $11.0 million is being held in a restricted cash account until the amount is finalized. The fair value of the contingent consideration at acquisition was estimated to be $18,327. Changes in the fair value of the contingent consideration are recorded in the consolidated statements of income (loss) as a change in fair value of derivative instruments. The earn-out period ended March 31, 2013, and the contingent consideration was valued at $NIL.

25.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets acquired and liabilities assumed based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
Current assets (including cash of $3,875)	$41,129
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Other	1,082

138,266

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)

(61,962)

Total identifiable net assets acquired	76,304
Goodwill arising on acquisition	26,833

Total consideration	$103,137

Cash paid, net of estimated working capital adjustment	$84,810
Contingent consideration (Earn-Out amount)	18,327

Total consideration	$103,137

The transaction costs related to the acquisition of Fulcrum were expensed in fiscal 2012. There were no changes made to the purchase price allocation during the year ended March 31, 2013, except to the non-controlling interest and to the working capital at acquisition. An offsetting net increase was recorded to goodwill. Goodwill of $26,833 comprises the value of expected ongoing synergies from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Goodwill associated with the Fulcrum acquisition is part of the electricity marketing segment. The purchase price allocation has been finalized.

The fair value of the trade receivables amounted to $18,210 at the date of acquisition. The gross amount of trade receivables was $25,500.

The customer contracts and relationships and affinity relationships are amortized over their average remaining life at the time of acquisition. The electricity customer contracts and customer relationships are amortized over 42 months (3.5 years). The affinity relationships are amortized over eight years. The brand value is considered to be indefinite and, therefore, is not subject to amortization. Brand represents the value allocated to the market awareness of the operating names used to sell and promote its products.

26.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

If the combination had taken place at the beginning of the prior fiscal year, consolidated sales would have been $2,926,157, and the consolidated loss attributable to shareholders of Just Energy would have been $96,327 for the year ended March 31, 2012 (unaudited).

(b)	Acquisition of water heater contracts

During the year, the Company, through a wholly owned subsidiary, purchased 27,000 home services contracts. The consideration paid, assets acquired and debt assumed is as follows:

Assets acquired
Customer contracts	$27,192
Water heater and HVAC equipment	12,724
Cash reserve amounts	1,616

Assets acquired	41,532
Long-term debt assumed	(31,861)

Total cash consideration	$9,671

10.	DISCONTINUED OPERATIONS

In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. In addition, it has been viewed as a non-core business. The disposal of TGF is due to be completed within the next 12 months. At March 31, 2013, TGF was classified as held for sale and as a discontinued operation.

27.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The results of TGF for the year are presented below:

	2013	2012
Sales	$107,145	$130,491
Cost of Sales (including amortization of $5,009 (2012 - $5,871))	98,943	112,659

Gross Margin	8,202	17,832

Expenses
Administrative expenses	7,389	8,229
Other operating expenses	2,023	1,337

	9,412	9,566

Operating profit (loss)	(1,210)	8,266
Finance costs	(6,111)	(6,485)
Change in fair value of derivative instruments	—	(135)
Other income	—	166
Impairment loss recognized on the remeasurement to estimated fair value less costs to sell	(64,729)	—

PROFIT (LOSS) FOR THE YEAR FROM DISCONTINUED OPERATIONS	$(72,050)	1,812

Earnings (loss) per share
Basic earnings (loss) per share from discontinued operations	$(0.51)	$0.01
Diluted earnings (loss) per share from discontinued operations	$(0.51)	$0.01

Tax assets and liabilities relating to TGF are as follows:

	2013	2012
Deferred tax assets not reflected in the current year:	$32,270	$17,467

Unrecognized losses and Investment Tax Credits (“ITCs”) available for carryforward are set to expire as follows:

	Tax losses	ITCs
2026	$11	$—
2027	2,366	—
2028	32,126	—
2029	12,231	—
2030 and thereafter	111,222	1,104

	$157,956	$1,104

In addition there are undeducted and unrecognized Scientific Research and Experimental Development Expenses of $24,420.

28.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The major classes of assets and liabilities of TGF classified as held for sale are as follows:

Assets	Notes	As at March 31, 2013
Non-current assets
Property plant and equipment		$63,289
Intangible assets		39
Current Assets
Inventory		7,666
Current trade and other receivables		5,215
Prepaid expenses and deposits		1,068
Cash and cash equivalents		162

ASSETS CLASSIFIED AS HELD FOR SALE		$77,439

Current liabilities
Bank indebtedness		$5,191
Trade and other payables		6,013
Deferred revenue		19
Debt	16	66,216

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE		77,439

INVENTORY

The amount of inventory recognized as an expense during the year ended March 31, 2013, was $84,826 (2012—$95,082). There have been no write downs of inventory. The inventory is made up of the following:

	2013	2012
Raw materials	$2,509	$1,220
Work in progress	729	775
Finished goods	4,428	4,628

	$7,666	$6,623

29.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Following the classification as discontinued operations, an impairment loss of $64,729 was recognized to reduce the carrying amount of the assets in the disposal group to the fair value less costs to sell. This was recognized in discontinued operations in the statement of income (loss).

TGF has commitments for each of the next three years as follows:

COMMITMENTS

	Less than 1 year	1 to 3 years	Total
2013
Premises and equipment leasing	$595	$1,031	$1,626
Grain production contracts	5,768	—	5,768

	$6,363	$1,031	$7,394

2012
Premises and equipment leasing	$398	$67	$465
Grain production contracts	7,876	360	8,236

	$8,274	$427	$8,701

11.	INVESTMENTS

(i)

Just Energy has a 50% interest in Just Ventures LLC and Just Ventures L.P. (collectively “Just Ventures”), jointly controlled entities that are involved in the marketing of Just Energy products. The marketing efforts of Just Ventures are primarily Internet and telemarketing-based, which differs from Just Energy’s traditional sales channels.

Just Ventures is currently funded by its investors and all advances are recorded as additional capital contributions.

	2013	2012
Share of the associate’s revenue and loss:
Revenue eliminated on consolidation	$2,425	$335

Loss	$(7,457)	$(1,971)

Carrying amount of the investment	$—	$—

At any time subsequent to the second anniversary of the joint venture agreements, the other participant in the joint venture has the ability to sell part or all of its interest in Just Ventures (the “Put”). The amount is determined based on the fair value of the previous month’s billed customers. As at March 31, 2013, the Put was estimated to have a nominal value.

(ii)

On August 24, 2012, the Company issued a US$2,500 promissory note to its joint venture partner. The promissory note receivable matures on August 24, 2037, and bears interest at the annual federal rate established by the Internal Revenue Service.

(iii)

On August 10, 2012, Just Energy through a subsidiary acquired a 15% interest in ecobee, a private company that designs, manufactures and distributes smart thermostats, for an amount of $6,460. The Company intends to market these smart thermostats in all its core markets linking them to commodity and home service sales.

30.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

12.	FINANCIAL INSTRUMENTS

(a) Fair value

Fair value is the estimated amount that Just Energy would pay or receive to dispose of the supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark-to-market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated statements of income (loss). Due to the commodity volatility and size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

31.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The following tables illustrate gains/(losses) related to Just Energy’s derivative financial instruments classified as held-for-trading and recorded on the condensed consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

	Change in fair value of derivative instruments
	For the year ended March 31, 2013	For the year ended March 31, 2013	For the year ended March 31, 2012	For the year ended March 31, 2012
		(USD/GBP)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$112,441	n/a	$44,269	n/a
Renewable energy certificates (ii)	(99)	n/a	(60)	n/a
Verified emission-reduction credits (iii)	887	n/a	95	n/a
Options (iv)	573	n/a	(1,330)	n/a
Physical gas forward contracts (v)	167,518	n/a	52,114	n/a
Transportation forward contracts (vi)	8,065	n/a	(39)	n/a
Fixed financial swaps (vii)	11,826	n/a	(21,134)	n/a
United States
Fixed-for-floating electricity swaps (viii)	123,262	123,144	(77,879)	(76,155)
Physical electricity forward contracts (ix)	178,147	175,702	(41,463)	(41,192)
Unforced capacity forward contracts (x)	1,820	1,821	(3,455)	(3,535)
Unforced capacity physical contracts (xi)	10,874	10,817	(2,511)	(2,705)
Renewable energy certificates (xii)	1,188	1,155	1,494	1,563
Verified emission-reduction credits (xiii)	(419)	(432)	160	137
Options (xiv)	1,037	1,069	(1,611)	(1,580)
Physical gas forward contracts (xv)	30,328	30,244	16,525	16,618
Transportation forward contracts (xvi)	1,253	1,254	1,534	1,547
Heat rate swaps (xvii)	(6,667)	(7,083)	22,321	22,058
Fixed financial swaps (xviii)	92,584	92,396	(34,760)	(34,251)
United Kingdom
Physical power forward contracts (xx)	858	556	—	—
Foreign exchange forward contracts (xix)	(665)	n/a	(1,213)	n/a
Share swap	(15,915)	n/a	—	n/a
Amortization of deferred unrealized gains on discontinued hedges	31,924	n/a	69,162	n/a
Amortization of derivative financial instruments related to acquisitions	(52,722)	n/a	(112,993)	n/a
Prepayment option on long-term debt	400	—	—	—
Cash-out option on RSG plan	(414)	—	—	—
Change in fair value of contingent consideration	21,491	21,461	(5,436)	(4,025)

Change in fair value of derivative instruments	$719,575		$(96,210)

32.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2013:

	Other assets (current)	Other assets (non-current)	Other financial liabilities (current)	Other financial liabilities (non-current)
Canada
Fixed-for-floating electricity swaps (i)	$1,143	$125	$36,373	$32,861
Renewable energy certificates (ii)	165	41	278	274
Verified emission-reduction credits (iii)	48	32	41	—
Options (iv)	214	—	607	—
Physical gas forward contracts (v)	—	—	56,714	25,060
Transportation forward contracts (vi)	964	437	1,508	—
Fixed financial swaps (vii)	1,553	—	3,930	8,148
United States
Fixed-for-floating electricity swaps (viii)	1,489	1,296	6,586	5,663
Physical electricity forward contracts (ix)	10,223	16,401	2,804	51
Unforced capacity forward contracts (x)	456	—	2,134	289
Unforced capacity physical contracts (xi)	2,008	3,865	113	—
Renewable energy certificates (xii)	1,248	645	1,048	759
Verified emission-reduction credits (xiii)	12	41	527	579
Options (xiv)	—	—	302	67
Physical gas forward contracts (xv)	2	—	6,570	526
Transportation forward contracts (xvi)	6	—	49	51
Heat rate swaps (xvii)	10,228	7,885	—	—
Fixed financial swaps (xviii)	2,499	23	23,420	11,052
United Kingdom
Physical power forward contracts (xx)	747	114	—	—
Foreign exchange forward contracts (xix)	—	—	486	—
Share swap	—	—	15,915	—
Prepayment option on long-term debt		400	—	—
Cash-out option on RSG plan	—	—	414	—

As at March 31, 2013	$33,005	$31,305	$159,819	$85,380

33.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2012:

	Other assets (current)	Other assets (non-current)	Other financial liabilities (current)	Other financial liabilities (non-current)
Canada
Fixed-for floating electricity swaps (i)	$—	$—	$105,794	$74,614
Renewable energy certificates (ii)	154	49	158	292
Verified emission-reduction credits (iii)	—	—	387	462
Options (iv)	975	359	1,644	656
Physical gas forward contracts (v)	—	—	159,742	89,576
Transportation forward contracts (vi)	—	—	5,396	2,776
Fixed financial swaps (vii)	—	—	8,192	14,159
United States
Fixed-for-floating electricity swaps (viii)	—	11	90,698	41,425
Physical electricity forward contracts (ix)	—	—	121,213	30,674
Unforced capacity forward contracts (x)	5	—	1,664	2,086
Unforced capacity physical contracts (xi)	724	—	4,642	1,225
Renewable energy certificates (xii)	266	305	750	889
Verified emission-reduction credits (xiii)	42	80	304	420
Options (xiv)	73	—	601	349
Physical gas forward contracts (xv)	40	—	29,442	7,720
Transportation forward contracts (xvi)	34	—	1,137	241
Heat rate swaps (xvii)	10,307	14,511	—	—
Fixed financial swaps (xviii)	—	—	81,497	42,053
Foreign exchange forward contracts (xix)	179	—	—	—
Contingent consideration	—	—	22,783	—

As at March 31, 2012	$12,799	$15,315	$636,044	$309,617

34.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes financial instruments classified as held-for-trading as at March 31, 2013, to which Just Energy has committed:

	Contract type	Notional volume	Total remaining volume	Maturity date	Fixed price	Fair value favourable/ (unfavourable)	Notional value
	Canada
(i)	Fixed-for-floating electricity swaps *	0.0001-50 MWh	7,736,909 MWh	April 28, 2013 December 31, 2019	$16.75-$100.39	($67,966)	$388,184
(ii)	Renewable energy certificates	10-100,000 MWh	854,341 MWh	December 31, 2013 December 31, 2017	$3-$26	($346)	$5,103
(iii)	Verified emission- reduction credits	6,000-50,000 tonnes	406,000 tonnes	December 31, 2013 December 31, 2016	$6.25-$11.50	$39	$3,584
(iv)	Options	680-24,500 GJ/month	150,192 GJ	April 30, 2013 February 28, 2014	$7.56-$12.39	($393)	($1,247)
(v)	Physical gas forward contracts	10-5,076 GJ/day	36,863,270 GJ	April 30, 2013 June 30, 2017	$2.78-$10.00	($81,776)	$218,014
(vi)	Transportation forward contracts	74-23,200 GJ/day	27,304,604 GJ	April 8, 2013 August 31, 2015	$0.01-$3.39	($107)	$44,373
(vii)	Fixed financial swaps	7,750-217,000 GJ/month	55,570,000 GJ	April 30, 2013 December 31, 2018	$2.62-$5.20	($10,525)	$216,896

	United States
(viii)	Fixed-for-floating electricity swaps *	0.1-65 MWh	11,616,678 MWh	April 30, 2013 December 31, 2017	$24.75-$136.75 US$24.32-$134.36	($9,464) USD ($9,298)	$535,400 USD $526,037
(ix)	Physical electricity forwards	0.87-85 MWh	15,702,550 MWh	December 31, 2013 June 30, 2018	$25.25-$91.60 US$24.81-$90.00	$23,851 USD $23,434	$710,463 USD $698,038
(x)	Unforced capacity forward contracts	100-150 MWCap	64,000 MWCap	April 30, 2013 May 31, 2014	$60.57-$7,310.00 US$59.51-$7,182.16	($1,968) USD ($1,933)	$4,698 USD $4,616
(xi)	Unforced capacity physical contracts	5-210 MWCap	9,028 MWCap	April 30, 2013 May 31, 2016	$1,250-$14,000 US$1,228.14- $13,755.16	$5,761 USD $5,660	$62,318 USD $61,229
(xii)	Renewable energy certificates	10-110,000 MWh	3,045,826 MWh	May 31, 2013 December 31, 2017	$0.30-$215.00 US$0.29-$211.24	$86 USD $85	$23,838 USD $23,421
(xiii)	Verified emission- reduction credits	10,000-50,000 tonnes	420,000 tonnes	December 31, 2014 December 31, 2016	$4.75-$8.75 US$4.67-$8.60	($1,054) USD ($1,035)	$2,677 USD $2,631
(xiv)	Options	2,000-40,000 mmBTU/month	428,500 mmBTU	April 30, 2013 December 31, 2014	$4.14-$10.90 US$4.06-$10.71	($369) USD ($363)	$7 USD $7
(xv)	Physical gas forward contracts	10-12,000 mmBTU/month	3,452,132 mmBTU	April 1, 2013 October 31, 2016	$3.60-$11.88 US$3.53-$11.67	($7,095) USD ($6,971)	$22,033 USD $21,647
(xvi)	Transportation forward contracts	44-133,300 mmBTU/day	5,808,465 mmBTU	April 3, 2013 August 31, 2015	$0.00-$3.96 US$0.00-$3.89	($95) USD ($93)	$25,212 USD $24,771
(xvii)	Heat rate swaps	1-50 MWh	2,156,911 MWh	April 30, 2013 October 31, 2016	$27.89-$65.67 US$27.40-$64.52	$18,114 USD $17,797	$87,110 USD $85,586
(xviii)	Fixed financial swaps	930-365,800 mmBTU/month	33,772,728 mmBTU	April 30, 2013 May 31, 2017	$2.92-$7.65 US$2.86-$7.52	($32,023) USD ($31,463)	$179,760 USD $176,616
(xix)	Foreign exchange forward contracts	US$825,878- $4,000,000	n/a	April 1, 2013 January 2, 2014	$0.98-$1.03	($486) USD ($477)	$32,526 USD $31,957

	United Kingdom
(xx)	Physical electricity forwards	1-2 MWh	253,631 MWh	April 30, 2013 September 27, 2015	GBP 31.17-42.36	$860 GBP $556	$21,444 GBP $13,868

*

Some of the electricity fixed-for-floating contracts related to the Province of Alberta and the Province of Ontario are load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and are subject to change with customer usage requirements. There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

35.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The estimated amortization of deferred gains and losses on the discontinued hedges reported in accumulated other comprehensive income that is expected to be amortized to the consolidated statements of income (loss) within the next 12 months is a gain of approximately $6,500.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets balance recognized in the consolidated financial statements.

Share swap agreement

The Company has entered into a share swap agreement to manage the risks associated with its Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement is approximately $33,803. Net monthly settlements received under the share swap agreement are recorded in other income. The Company marks to market the fair value of the share swap agreement and has included that value as other current financial liabilities on the statements of financial position. Changes in the fair value of the share swap agreement are recorded through the consolidated statements of income (loss) as a change in fair value of derivative instruments.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, bank indebtedness and trade and other payables under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

36.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at March 31, 2013:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$51,818	$—	$—	$51,818
Loans and receivables	455,763	—	—	455,763
Derivative financial assets	—	—	64,310	64,310
Financial liabilities
Derivative financial liabilities	—	(32,243)	(212,956)	(245,199)
Other financial liabilities	(301,820)	—	—	(301,820)

Total net derivative liabilities	$205,761	$(32,243)	$(148,646)	$24,872

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at March 31, 2012:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$65,419	$—	$—	$65,419
Loans and receivables	431,582	—	—	431,582
Derivative financial assets	—	—	28,114	28,114
Financial liabilities
Derivative financial liabilities	—	(98,193)	(847,468)	(945,661)
Other financial liabilities	(288,205)	—	—	(288,205)

Total net derivative liabilities	$208,796	$(98,193)	$(819,354)	$(708,751)

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the years ended March 31:

	2013	2012
Balance, beginning of year	$(819,354)	$(743,488)
Total gains (losses)—Profit for the period	79,853	(376,121)
Purchases	49,885	(201,235)
Sales	(525)	41,547
Settlements	541,495	459,943
Transfer out of Level 3	—	—

Balance, end of year	$(148,646)	$(819,354)

37.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Classification of financial assets and liabilities

The following table represents the carrying amounts and fair values of financial assets and liabilities measured at amortized cost.

	Carrying amount	Fair value
As at March 31, 2013
Cash and cash equivalents	$38,498	$38,498
Restricted cash	13,320	13,320
Current trade and other receivables	315,551	315,551
Unbilled revenues	129,166	129,166
Non-current receivables	11,046	11,046
Other financial assets	64,310	64,310
Bank indebtedness, trade and other payables	301,820	301,820
Long-term debt	957,698	881,176
Other financial liabilities	245,199	245,199

	2013	2012
For the year ended March 31
Interest expense on financial liabilities not held-for-trading	$75,151	$54,450

As at March 31, 2013 and 2012, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues, bank indebtedness and trade and other payables approximates their fair value due to their short-term nature.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the $90 million, $330 million and $100 million convertible debentures, which are fair valued, based on market value and the carrying value of the senior unsecured note which approximates fair value due to the limited time that has passed since its issuance.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i) Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

38.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years. Just Energy has economically hedged between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the year ended March 31, 2013, assuming that all the other variables had remained constant, profit for the period would have been $14,800 higher/lower and other comprehensive income would have been $6,000 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the year ended March 31, 2013, of approximately $337.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the year ended March 31, 2013 would have increased (decreased) by $209,580 ($207,468) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

39.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the year ended March 31, 2013 would have increased (decreased) by $192,791 ($190,867) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, Massachusetts, California, Michigan and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	2013	2012
Current	$86,604	$69,738
1 – 30 days	33,944	15,530
31 – 60 days	7,893	5,681
61 – 90 days	4,340	2,905
Over 91 days	31,853	19,947

	$164,634	$113,801

Changes in the allowance for doubtful accounts were as follows:

	2013	2012
Balance, beginning of year	$34,926	$25,115
Allowance on acquired receivables	—	6,940
Provision for doubtful accounts	30,846	28,514
Bad debts written off	(23,120)	(29,215)
Other	(2,462)	3,572

Balance, end of year	$40,190	$34,926

40.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

In the remaining markets, the local distribution companies (“LDCs”), provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at March 31, 2013, the maximum counterparty credit risk exposure amounted to $228,944, representing the risk relating to the Company’s derivative financial assets and accounts receivable.

(iii) Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at March 31, 2013:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$301,820	$301,820	$301,820	$—	$—	$—
Long-term debt*	957,698	1,014,227	162,474	189,801	403,946	258,006
Derivative instruments	245,199	2,549,866	1,372,855	993,719	182,020	1,272

	$1,504,717	$3,865,913	$1,837,149	$1,183,520	$585,966	$259,278

As at March 31, 2012:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$287,145	$287,145	$287,145	$—	$—	$—
Bank indebtedness	1,060	1,060	1,060	—	—	—
Long-term debt*	776,683	833,962	97,611	252,570	26,433	457,348
Derivative instruments	945,661	2,596,314	1,363,421	1,057,222	175,049	622

	$2,010,549	$3,718,481	$1,749,237	$1,309,792	$201,482	$457,970

*

Included in long-term debt are the $330,000, $100,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

41.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

In addition to the amounts noted above, at March 31, 2013, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	60,452	102,084	71,948	12,771

(iv) Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,967 to accommodate for its counterparties’ risk of default.

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME

For the year ended March 31, 2013

	Foreign currency translation adjustments	Cash flow hedges	Total
Balance, beginning of year	$31,419	$38,874	$70,293
Unrealized foreign currency translation adjustment	3,307	—	3,307
Amortization of deferred unrealized gain on discontinued hedges, net of income taxes of $5,550	—	(26,445)	(26,445)

Balance, end of year	$34,726	$12,429	$47,155

For the year ended March 31, 2012

	Foreign currency translation adjustments	Cash flow hedges	Total
Balance, beginning of year	$29,033	$94,886	$123,919
Unrealized foreign currency translation adjustment	2,386	—	2,386
Amortization of deferred unrealized gain on discontinued hedges, net of income taxes of $13,348	—	(56,012)	(56,012)

Balance, end of year	$31,419	$38,874	$70,293

42.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

14.	SHAREHOLDERS’ CAPITAL

Details of issued and outstanding shareholders’ capital as at March 31, 2013, with comparatives as at March 31, 2012, are as follows:

Issued and outstanding	2013		2012
	Shares	Amount	Shares	Amount
Balance, beginning of year	139,348,926	$993,181	136,963,726	$963,982
Share-based awards exercised	235,301	3,320	91,684	1,385
Dividend reinvestment plan (i)	2,444,284	21,574	2,377,616	28,413
Repurchase and cancellation of shares(ii)	—	—	(84,100)	(599)
Shares issued for cash	829	7	—	—

Balance, end of year	142,029,340	$1,018,082	139,348,926	$993,181

(i)	Dividend reinvestment plan

Under Just Energy’s dividend reinvestment plan (“DRIP”), Canadian shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for the five trading days preceding the applicable dividend payment date, providing that the common shares are issued from treasury and not purchased on the open market. The DRIP was suspended as of February 1, 2012, but re-instated as of September 30, 2012. Effective May 1, 2013, U.S. shareholders can also participate in the DRIP.

(ii)	Repurchase and cancellation of shares

During the 12-month period of December 16, 2011 to December 15, 2012, Just Energy had approval to make a normal course issuer bid (“NCIB”) to purchase up to 13,200,917 common shares. Just Energy purchased and cancelled 84,100 common shares for cash consideration of $955. The average book value of $599 was recorded as a reduction to share capital and the remaining loss of $356 was allocated to accumulated deficit. No additional shares were purchased for cancellation during the current fiscal year.

During the 12 month period commencing February 14, 2013 and ending February 13, 2014, Just Energy had approval to make a NCIB to purchase up to 10,000,000 common shares. Just Energy commenced another NCIB on February 22, 2013 with an expiration of February 21, 2014 for the 6% convertible extendible unsecured subordinated debentures due June 30, 2017 (the “6% $330 million debentures”); and the 5.75% convertible unsecured subordinated debentures due September 30, 2018 (the “5.75 $100 million debentures”). Under the NCIB, Just Energy may purchase such convertible debentures, up to $33,000 of the 6% convertible extendible unsecured subordinated debentures and $10,000 of the “5.75 $100 million debentures.

43.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

15.	SHARE-BASED COMPENSATION PLANS

(a) Stock option plan

Just Energy may grant awards under its 2010 share option plan (formerly the 2001 Unit Option Plan) to directors, officers, full-time employees and service providers (non-employees) of Just Energy and its subsidiaries and affiliates. In accordance with the share option plan, Just Energy may grant options to a maximum of 11,300,000 shares. As at March 31, 2013, there were 814,166 options still available for grant under the plan. Of the options issued, 500,000 options remain outstanding at year-end. The exercise price of the share options equals the closing market price of the Company’s shares on the last business day preceding the grant date. The share options vest over periods ranging from three to five years from the grant date and expire after five or ten years from the grant date.

A summary of the changes in Just Energy’s option plan during the year and status as at March 31, 2013, is outlined below.

	Outstanding options	Range of exercise prices	Weighted average exercise price[1]
Balance, beginning of year	50,000	$15.09	$15.09
Forfeited/cancelled	(50,000)	$15.09	$15.09
Granted	500,000	$7.88	$7.88

Balance, end of year	500,000	$7.88	$7.88

1	The weighted average exercise price is calculated by dividing the exercise price of options granted by the number of options granted.

2013

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life (yrs)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Exercise price $7.88	500,000	10	$7.88	100,000	$7.88

2012

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
Exercise prices $15.09	50,000	0.25	$15.09	50,000	$15.09

44.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Options available for grant	Year ended March 31, 2013	Year ended March 31, 2012
Balance, beginning of year	1,264,166	1,179,166
Add: Cancelled/forfeited during the year	50,000	85,000
Less: Granted	(500,000)	—

Balance, end of year	814,166	1,264,166

The Company uses a binomial option pricing model to estimate the fair value of options granted. The binomial model was chosen because of the fair value of options granted. The binomial model was chosen because of the yield associated with the Company’s shares.

The fair value of options issued during the year was determined using the following weighted average assumptions: (i) risk-free interest rate of 18%; expected volatility of 30%; expected life of 10 years and an expected dividend yield of 13%. The weighted average grant date fair value of options was $0.67.

(b) Restricted share grants

Just Energy grants awards under the 2010 Restricted Share Grants Plan (formerly the 2004 unit appreciation rights, “UARs”) in the form of fully paid restricted share grants (“RSGs”) to senior officers, employees and service providers of its subsidiaries and affiliates. As at March 31, 2013, there were 708,676 RSGs (2012—1,454,181) still available for grant under the plan. Of the RSGs issued, 3,561,681 remain outstanding at March 31, 2013 (2012—3,024,023). Except as otherwise provided, (i) the RSGs vest from one to five years from the grant date providing, in most cases, on the applicable vesting date the RSG grantee continues as a senior officer, employee or service provider of Just Energy or any affiliate thereof; (ii) the RSGs expire no later than ten years from the grant date; (iii) a holder of RSGs is entitled to payments at the same rate as dividends paid to JEGI shareholders; and (iv) when vested, the holder of an RSG may exchange one RSG for one common share.

RSGs available for grant	2013	2012
Balance, beginning of year	1,454,181	1,858,394
Less: Granted during the year	(763,604)	(823,536)
Add: Cancelled/forfeited during the year	18,099	419,323

Balance, end of year	708,676	1,454,181

On May 16, 2013, the board of directors approved 554,413 RSGs for grant with an effective date of March 31, 2013.

(c) Deferred share grants

Just Energy grants awards under its 2010 Directors’ Compensation Plan (formerly the 2004 Directors’ deferred unit grants, “DUGs”) to all independent directors on the basis that each director is required to annually receive $15 of their compensation entitlement in deferred share grants (“DSGs”) and/or common shares and may elect to receive all or any portion of the balance of their annual compensation in DSGs and/or common shares. The

45.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

holders of DSGs and/or common shares are also granted additional DSGs/common shares on a monthly basis equal to the monthly dividends paid to the shareholders of Just Energy. The DSGs vest on the earlier of the date of the director’s resignation or three years following the date of grant and expire ten years following the date of grant. As at March 31, 2013, there were 25,006 DSGs (2012—54,638) available for grant under the plan. Of the DSGs issued, 160,661 DSGs remain outstanding at March 31, 2013.

DSGs available for grant	2013	2012
Balance, beginning of year	54,638	84,118
Less: Granted during the year	(29,632)	(29,480)

Balance, end of year	25,006	54,638

16.	LONG-TERM DEBT AND FINANCING

	March 31, 2013	March 31, 2012
Credit facility (a)	$110,121	$98,455
Less: debt issue costs (a)	(427)	(1,196)
$105 million senior unsecured note (b)	105,000	—
Less: debt issue costs (b)	(7,335)	—
TGF credit facility (c)(i)	28,571	32,046
TGF debentures (c)(ii)	37,645	35,818
NHS financing (d)	257,427	147,220
$90 million convertible debentures (e)	87,610	86,101
$330 million convertible debentures (f)	297,928	291,937
$100 million convertible debentures (g)	87,579	85,879
HES financing (h)
Credit facility	11,431	—
Construction loan	9,776	—
Less: debt issue costs	(1,884)	—
Capital leases (i)	472	423

	1,023,914	776,683
Less: transfer of discontinued operations	(66,216)	—
Less: current portion	(162,474)	(97,611)

	$795,224	$679,072

46.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Future annual minimum repayments are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Credit facility (a)	$110,121	$—	$—	$—	$110,121
$105 million senior unsecured note (b)	—	—	—	105,000	105,000
NHS financing (d)	42,282	88,193	73,946	53,006	257,427
$90 million convertible debentures (e)	—	90,000	—	—	90,000
$330 million convertible debentures (f)	—	—	330,000	—	330,000
$100 million convertible debentures (g)	—	—	—	100,000	100,000
HES financing—Credit facility (h)	—	11,431	—	—	11,431
HES financing—Construction loan (h)	9,776	—	—	—	9,776
Capital leases (i)	295	177	—	—	472

	$162,474	$189,801	$403,946	$258,006	$1,014,227

The following table details the finance costs for the year ended March 31. Interest is expensed at the effective interest rate.

	2013	2012
Credit facility (a)	$14,725	$8,749
$105 million senior unsecured note (b)	2,950	—
NHS financing (d)	15,846	10,011
$90 million convertible debentures (e)	6,910	6,795
$330 million convertible debentures (f)	25,792	25,298
$100 million convertible debentures (g)	7,450	3,832
HES financing (h)	1,134	—
Capital lease interest (i)	43	32
Unwinding of discount on provisions	301	(267)

	$75,151	$54,450

(a)

As at March 31, 2013, Just Energy has a $370 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, The Toronto-Dominion Bank and Alberta Treasury Branches. The term of the facility expires on December 31, 2013.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%. Prime rate advances are at rates of interest that vary between bank prime plus 1.88% and 3.00% and letters of credit are at rates that vary between 2.88% and 4.00%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at March 31, 2013, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at March 31, 2013, Just Energy had drawn $110,121 (March 31, 2012—$98,455) against the facility and total letters of credit outstanding amounted to $115,466 (March 31, 2012—$121,054). As at March 31, 2013, unamortized debt issue costs relating to the facility are $427 (March 31, 2012—$1,196). As at March 31, 2013, Just Energy has

47.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

$144,413 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, HES and TGF. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the first and second quarters of this fiscal year, the credit facility agreement was amended pursuant to which certain financial and other covenants were renegotiated to accommodate the growth of the business. As at March 31, 2013, all of these covenants had been met.

(b)

On December 12, 2012, the Company issued $105,000 in senior unsecured notes (“$105,000 senior unsecured note”) bearing interest at 9.75% and maturing in June 2018. Just Energy incurred costs of approximately $7,428 and has recorded these as a debt issuance cost. These costs will be charged to operations as finance costs over the term of the debt. The $105,000 senior unsecured note is subject to certain financial and other covenants. As at March 31, 2013, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of the senior unsecured note, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, TGF, HES, Momentis and the UK operations.

	Fiscal 2013	Three months ended March 31, 2013
Sales	$2,783,258	$847,178
Gross margin	465,684	140,959
Finance costs	168,054	51,408
Profit for the period	543,800	173,329
Non-cash financing costs	10,519	3,116
Intercompany interest charges	109,900	35,506
Share-based compensation	10,041	2,494
Income tax paid	3,241	5,138
Dividends paid from unrestricted subsidiaries	17,852	8,400

(c)	The debt obligations of TGF, have been reclassified to liabilities relating to assets held for sale and currently comprise the following separate facilities:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility represents a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments commencing on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF. The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’

48.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

capital. As at March 31, 2013, the amount owing under this facility amounted to $28,571. Pursuant to a forbearance agreement dated as of December 31, 2012, the lenders have agreed that TGF shall not be required to make any principal payments until May 31, 2013. The lenders have no recourse to the Company or any other Just Energy entity.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. The maturity date has been extended to May 15, 2014, with a call right any time after April 1, 2013. On March 31, 2012, TGF agreed with the debenture holders to increase the quarterly blended principal and interest payments to $1,186 and to amend the financial covenants for fiscal 2013 to be more in line with the expected financial results of TGF for the year. TGF also agreed to make an additional debt repayment after March 31, 2013 if the cash flow from operations exceeds $500 for fiscal 2013, provided that this type of payment will not create a non-compliance issue for the Company under the TGF credit facility. The debenture holders have no recourse to the Company or any other Just Energy entity. Pursuant to a waiver and forbearance agreement made as of December 31, 2012, the debenture holders have agreed to waive any principal and interest payments to and including July 1, 2013. As at March 31, 2013, the amount owing under this debenture agreement amounted to $37,645.

(iii)

TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition to the amount shown on the consolidated statements of financial position as bank indebtedness, TGF has total letters of credit issued of $250.

(d)

NHS entered into a long-term financing agreement for the funding of new and existing rental water heater and HVAC contracts. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater, furnace and air conditioner contracts for the five, seven or ten years. As security for performance of the obligation, NHS has provided security over the water heaters, HVAC equipment and rental contracts, subject to the financing rental agreement, as collateral.

The financing agreement is subject to a holdback provision, of 3-5%. Once all obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS.

With the acquisition of the customer contracts disclosed in Note 9, NHS also assumed debt related to the original funding of contracts. Per the agreement, customer payments flow directly to a restricted bank account which is swept monthly in order to pay the current outstanding debt of $30,757. The debt bears interest at 7.5% to 11%, is secured by the underlying assets and will be satisfied in August of 2022.

NHS has $257,427 owing under these agreements, including $10,635 relating to the holdback provision, recorded in non-current receivables and $2,168 in restricted cash as at March 31, 2013. NHS is required to meet a number of non-financial covenants under the agreement. As at March 31, 2013, all of these covenants had been met.

49.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

(e)

In conjunction with an acquisition, the Company also acquired the obligations of the convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued in October 2007. The fair value of the $90 million convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 38.64 common shares, representing a conversion price of $25.88 per common share as at March 31, 2013. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith. During the year ended March 31, 2013, interest expense amounted to $6,910.

On and after September 30, 2012, but prior to the maturity date, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

The Company may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $90 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $90 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

(f)

In order to fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”). The $330 million convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 common shares of the Company, representing a conversion price of $18 per share. During the year ended March 31, 2013, interest expense amounted to $25,792. The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

50.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.

(g)

On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”) which was used to purchase Fulcrum. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year commencing March 31, 2012, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85. The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount. The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted. During the year ended March 31, 2013, interest expense amounted to $7,450.

(h)

Effective August 1, 2012, HES through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects. The credit facility matures August 1, 2014 with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%.

51.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

As at March 31, 2013, HES had drawn $11,431 and had unamortized debt issue costs relating to the facility of $1,884. HES is required to meet a number of financial and other covenants under this facility. As at March 31, 2013, all of these covenants had been met.

HES, through a subsidiary, has entered into an arrangement providing access to a construction loan for up to approximately $12,000 to fund certain specified projects. As at March 31, 2013, $9,776 has been advanced under this loan and had unamortized debt issue costs of $850. The construction loan bears interest at 10% and is due upon completion of certain solar projects. Upon completion of the solar projects, the construction loan will be settled from the proceeds of a term loan to be received from the same counterparty and an investment from an institutional investor. The term loan for approximately $6,500 will bear interest at 8% and mature in six years. The investment will be for approximately $7,000 and will provide the institutional investor with a significant portion of the tax incentives generated by the projects funded. This arrangement is subject to certain financial covenants and warranties, all of which have been met as at March 31, 2013. As at March 31, 2013, approximately $1,115 net of costs, have been received and is included in non-controlling interest as an investment from the minority shareholder.

(i)

The Company, through its subsidiaries, leases certain computer and office equipment and software. These financing arrangements bear interest at rates ranging from 0% to 29% and mature between April 20, 2013 and January 31, 2015.

17.	INCOME TAXES

(a) Tax expense

	2013	2012
Tax recognized in profit or loss	$2,061	$662

Current tax expense	2,061	662

Deferred tax expense
Origination and reversal of temporary differences	$225,297	$(49,363)
Expense (benefit) arising from a previously unrecognized tax loss or temporary difference	(140,973)	86,228

Deferred tax expense	84,324	36,865

Provision for income tax	$86,385	$37,527

52.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

(b) Reconciliation of the effective tax rate

The provision for income taxes represents an effective rate different than the Canadian corporate statutory rate of 26.50% (2012 - 27.5%). The differences are as follows:

	2013	2012
Income (loss) before income taxes from continuing operations	$688,090	$(90,928)
Combined statutory Canadian federal and provincial income tax rate	26.50%	27.75%

Income tax expense (recovery) based on statutory rate	182,344	(25,233)
Increase (decrease) in income taxes resulting from
Cost (benefit) of mark to market loss and other temporary differences not recognized	(140,973)	86,228
Variance between combined Canadian tax rate and the tax rate applicable to U.S. earnings	44,749	(23,342)
Other permanent items	265	(126)

Total income tax expense	$86,385	$37,527

(c) Recognized deferred tax assets and liabilities

Recognized deferred tax assets and liabilities are attributed to the following:

	2013	2012
Mark to market losses on derivative instruments	$46,107	$113,907
Tax losses and excess of tax basis over book basis	9,480	17,697
Partnership loss deferred for tax purposes	1,319

Total deferred tax asset	56,906	131,604
Offset of deferred taxes	(32,258)	(57,754)

Net deferred tax asset	$24,648	$73,850

Partnership income deferred for tax purposes	$(16,579)	$(35,459)
Excess of book basis over tax basis on customer contracts	(4,707)	(12,604)
Mark to market gains on derivative instruments	(146)	(85)
Excess of book basis over tax basis on other assets	(31,740)	(2,075)
Convertible debentures	(10,203)	(9,056)

Total deferred tax liability	(63,375)	(59,279)
Offset of deferred taxes	32,258	57,754

Net deferred tax liability	$(31,117)	$(1,525)

53.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

(d) Movement in deferred tax balances

	Balance April 1, 2012	Recognized in profit or loss	Recognized in equity	Recognized in OCI	Foreign exchange impact	Balance March 31, 2013
Partnership income deferred for tax	$(35,459)	$20,200	$—	$—	$—	$(15,259)
Excess of book over tax—customer contracts	(17,763)	7,917	—	—	—	(9,846)
Excess of book over tax on other assets	20,776	(38,038)	—	136	—	(17,126)
Mark to market gains (losses) on derivative instruments	113,827	(73,256)	—	5,414	(20)	45,965
Convertible debentures	(9,056)	(1,147)	—	—	—	(10,203)

	$72,325	$(84,324)	$—	$5,550	$(20)	$(6,469)

	Balance April 1, 2011	Recognized in profit or loss	Recognized in equity	Recognized in OCI	Foreign exchange impact	Balance March 31, 2012
Partnership income deferred for tax	$(14,046)	$(21,413)	$—	$—	$—	$(35,459)
Excess of book over tax—customer contracts	(49,141)	31,378	—	—	—	(17,763)
Excess of book over tax on other assets	36,875	(16,486)	—	387	—	20,776
Mark to market (losses) gains on derivative instruments	132,888	(31,577)	—	12,961	(445)	113,827
Convertible debentures	(7,710)	1,233	(2,579)	—	—	(9,056)

	$98,866	$(36,865)	$(2,579)	$13,348	$(445)	$72,325

(e) Unrecognized deferred tax assets

Deferred tax assets not reflected as at March 31, 2013 and 2012, are as follows:

	2013	2012
Losses available for carryforward	$670	$1,201
Mark to market on losses on derivative instruments	3,434	124,531
Excess of book over tax basis	3,371	7,889
Excess of book over tax—customer contracts	$17,773	$3,210

Losses available for carryforward (recognized and unrecognized) are set to expire as follows:

2013
2028	$2,202
2029	6,114
After 2030 and thereafter	55,286

Total	$63,602

54.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

18.	PROVISIONS

	2013	2012
Cost
Balance, beginning of year	$6,294	$7,250
Provisions made during the year	1,055	663
Provisions reversed and used during the year	(908)	(1,506)
Unwinding of discount	301	(269)
Foreign exchange impact	94	156

Balance, end of year	$6,836	$6,294

Current	3,063	3,226
Non-current	3,773	3,068

	$6,836	$6,294

Legal issues

The provision for legal issues shown above includes the expected cash outflows from major claims and for several smaller litigation matters. Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated income, cash flows or financial position.

In addition to the routine legal proceedings of Just Energy, the State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. The California party still has the ability to appeal to the United States Courts for the Ninth Circuit. CEI continues to vigorously contest this matter, which is not expected to have a material impact on the financial condition of the Company.

On December 17, 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership (“Reliance”) seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. NHS believes the action is without merit and is an attempt by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition. Following a formal investigation, on December 20, 2012, the Commissioner of Competition brought applications against Reliance Home Comfort and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice. NHS will vigorously defend itself against the action and has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act, breaches of the Consumer Protection Act and defamation.

55.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

19.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a) Other operating expenses

	2013	2012
Amortization of gas contracts	$12,627	$23,902
Amortization of electricity contracts	37,782	54,468
Amortization of acquired water heater and HVAC contracts	2,685	1,631
Amortization of other intangible assets	33,235	28,189
Amortization of property, plant and equipment	4,426	4,553
Bad debt expense	30,850	28,514
Transaction costs	—	1,101
Share-based compensation	11,952	10,662

	$133,557	$153,020

(b) Amortization and cost of inventories included in cost of sales in the consolidated statements of income (loss)

	2013	2012
Amortization	$10,615	$6,769
Direct energy costs and other	2,345,481	2,148,352

	$2,356,096	$2,155,121

(c) Included in change in fair value of derivative instruments

	2013	2012
Amortization of gas contracts	$11,695	$38,663
Amortization of electricity contracts	$41,027	$74,330

(d) Employee benefits expense

	2013	2012
Wages, salaries and commissions	$223,339	$186,122
Benefits	18,134	20,631

	$241,473	$206,753

56.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

20.	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in the following reportable segments: gas marketing, electricity marketing, ethanol, home services and other. Other represents HES and Momentis. Reporting by products and services is in line with Just Energy’s performance measurement parameters.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Just Energy is not considered to have any key customers.

For the year ended March 31, 2013

	Gas marketing	Electricity marketing	Ethanol	Home services	Other	Consolidated
Sales	$745,075	$2,062,009	$—	$53,531	$21,349	$2,881,964
Gross margin	125,774	340,895	—	41,937	17,262	525,868
Amortization of property, plant and equipment	854	3,333	—	223	16	4,426
Amortization of intangible assets	19,047	64,569	—	2,699	14	86,329
Administrative expenses	33,123	78,191	—	19,197	8,344	138,855
Selling and marketing expenses	44,724	128,059	—	5,171	30,075	208,029
Other operating expenses	4,430	36,416	—	1,404	552	42,802

Operating profit (loss) for the year	$23,596	$30,327	$—	$13,243	$(21,739)	$45,427
Finance costs	(13,723)	(44,431)	—	(15,846)	(1,151)	(75,151)
Change in fair value of derivative instruments	334,824	384,926	—	(175)	—	719,575
Proportionate share of loss from joint venture	(1,763)	(5,694)	—	—	—	(7,457)
Other income (loss)	(591)	4,238	—	—	2,049	5,696
Provision for income taxes	13,103	42,146	—	31,023	113	86,385

Profit (loss) from continuing operations	$329,240	$327,220	$—	$(33,801)	$(20,954)	$601,705
Discontinued operations	—	—	(72,050)	—	—	(72,050)

Profit for the year	$329,240	$327,220	$(72,050)	$(33,801)	$(20,954)	$529,655

Capital expenditures	$1,098	$3,294	$—	$46,784	$63,637	$114,813

Total goodwill	$127,312	$128,787	$—	$283	$—	$256,382

Total assets	$320,797	$756,032	$77,439	$267,293	$107,381	$1,528,942

Total liabilities	$407,383	$854,216	$77,439	$294,523	$34,438	$1,667,999

57.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

For the year ended March 31, 2012

	Gas marketing	Electricity marketing	Ethanol	Home services	Other	Consolidated
Sales	$883,057	$1,719,853	$—	$35,642	$16,226	$2,654,778
Gross margin	140,140	316,232	—	27,979	15,306	499,657
Amortization of property, plant and equipment	1,119	3,242	—	168	24	4,553
Amortization of intangible assets	31,230	75,323	—	1,631	6	108,190
Administrative expenses	30,822	66,263	—	12,901	4,182	114,168
Selling and marketing expenses	34,546	101,236	—	4,188	37,332	177,302
Other operating expenses	7,551	31,078	—	1,432	216	40,277

Operating profit (loss) for the year	$34,872	$39,090	—	$7,659	$(26,454)	$55,167
Finance costs	(12,657)	(31,769)	—	(10,018)	(6)	(54,450)
Change in fair value of derivative instruments	31,132	(125,966)	—	(1,376)	—	(96,210)
Proportionate share of loss from joint venture	(565)	(1,406)	—	—	—	(1,971)
Other income (loss)	(7,038)	12,722	—	—	852	6,536
Provision for (recovery of) income taxes	10,236	27,292	—	—	(1)	37,527

Profit (loss) for the year from continuing operations	$35,508	$(134,621)	—	$(3,735)	$(25,607)	$(128,455)
Discontinued operations	—	—	1,812	—	—	1,812

Profit (loss) for the year	$35,508	$(134,621)	$1,812	$(3,735)	$(25,607)	$(126,643)

Capital expenditures	$966	$1,874	$250	$35,685	$36,054	$74,829

Total goodwill	$127,055	$127,461	$—	$283	$—	$254,799

Total assets	$350,915	$904,504	$123,604	$159,696	$4,325	$1,543,044

Total liabilities	$543,062	$1,250,564	$76,995	$168,715	$5,117	$2,044,453

58.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

Geographic information

Revenues from external customers

	2013	2012
Canada	$872,987	$1,002,753
United States	2,002,378	1,652,025
United Kingdom	6,599	—

Total revenue per consolidated statements of income	$2,881,964	$2,654,778

The revenue is based on the location of the customer.

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at March 31, 2013	As at March 31, 2012
Canada	$391,420	$480,452
United States	312,823	360,018
United Kingdom	1,093	—

Total	$705,336	$840,470

21.	IMPAIRMENT TESTING OF GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE LIVES

Goodwill acquired through business combinations and intangibles with indefinite lives have been allocated to one of five cash generating units, which are also operating and reportable segments, for impairment testing. These units are gas marketing, electricity marketing, ethanol, home services and other.

	Gas marketing		Electricity marketing		Home services		Total
	2013	2012	2013	2012	2013	2012	2013	2012
Goodwill	$127,312	$127,055	$128,787	$127,461	$283	$283	$256,382	$254,799
Brand	1,359	1,338	22,443	22,031	—	—	23,802	23,369

	$128,671	$128,393	$151,230	$149,492	$283	$283	$280,184	$278,168

Just Energy performed its annual impairment test as at March 31, 2013. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2013, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

59.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

The recoverable amount of each of the units has been determined based on a value in use calculation using cash flow projections from financial budgets covering a five year period. The projections for the first three years have been approved by the Audit Committee; the assumptions used in the following two years have been approved by the senior management. The calculation of the value in use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin

•	New customer additions and attrition and renewals

•	Selling costs

•	Discount rates

•	Growth rates used to extrapolate cash flows beyond the budget period

Customer consumption is forecasted using normalized historical correlation between weather and customer consumption and weather projections. Just Energy uses weather derivatives to mitigate the risk that weather will deviate from expectations. An average customer consumption growth rate of 9% was used in the projections. An isolated 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 9% average increase in the overall customer base of was used in the projections. An isolated 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling costs fluctuate with customer additions, renewals and attrition. Selling costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 9% was applied to selling costs in the projections. An isolated 5% increase annually in selling costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 9%. An isolated 5% increase in the WACC would not have an impact on the results of the impairment test.

Financial projections used in the budget period which covers years 1, 2 and 3 have been approved by the Executive Committee. The results in years 4 and 5 are based on year 3 results adjusted for inflation. An isolated 5% decrease in the growth rates used to extrapolate cash flows beyond the budget period would not have an impact on the results of the impairment test.

60.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

22.	EARNINGS (LOSS) PER SHARE

	2013	2012
Basic earnings (loss) per share
Profit (loss) from continuing operations	$601,705	$(128,455)
Profit (loss) available to shareholders	$530,308	$(126,522)

Basic shares outstanding	140,041,759	138,227,174

Basic earnings (loss) per share from continuing operations	$4.30	$(0.93)

Basic earnings (loss) per share available to shareholders	$3.79	$(0.92)

Diluted earnings (loss) per share
Profit (loss) from continuing operations	$601,705	$(128,455)
Profit (loss) available to shareholders	$530,308	$(126,522)
Adjustment for dilutive impact of convertible debentures	29,281	—

Adjusted earnings (loss) from continuing operations	$630,986	$(128,455)

Adjusted earnings (loss) available to shareholders	$559,589	$(126,522)

Basic shares outstanding	140,041,759	138,227,174
Dilutive effect of:
Restricted share grants	3,687,837	—
Deferred share grants	154,341	—
Convertible debentures	27,413,163	—

Shares outstanding on a diluted basis	171,297,100	138,227,174

Diluted earnings (loss) per share from continuing operations	$3.68	$(0.93)

Diluted earnings (loss) per share available to shareholders	$3.27	$(0.92)

23.	CAPITAL DISCLOSURE

Just Energy defines capital as shareholders’ equity (excluding accumulated other comprehensive income) and long-term debt. Just Energy’s objectives when managing capital are to maintain flexibility by:

i)	enabling it to operate efficiently;

ii)	providing liquidity and access to capital for growth opportunities; and

iii)	providing returns and generating predictable cash flow for dividend payments to shareholders.

Just Energy manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year over year sustainable and profitable growth. Just Energy’s capital management objectives have remained unchanged from the prior year. Just Energy is not subject to any externally imposed capital requirements other than financial covenants in its long-term debt, and as at March 31, 2013 and 2012, all of these covenants have been met.

61.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

24.	GUARANTEES

(a)	Officers and directors

Corporate indemnities have been provided by Just Energy to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with Just Energy and its subsidiaries and/or affiliates, subject to certain restrictions. Just Energy has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of Just Energy’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(b)	Operations

In the normal course of business, Just Energy and/or Just Energy’s subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require Just Energy and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $106,173.

25.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL REMUNERATION

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions. The definition includes subsidiaries, joint ventures and other persons.

Subsidiaries and joint ventures

Transactions between Just Energy and its subsidiaries’ meet the definition of related party transactions. These transactions are eliminated on consolidation and are not disclosed in these consolidated financial statements. Transactions with joint ventures are disclosed in Note 11.

Key management personnel

Just Energy’s key management personnel and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of Just Energy and comprise of the Chair of the Board of Directors, the Chief Executive Officer and the Chief Financial Officer.

During the years ended March 31, 2013 and 2012, Just Energy recorded the following as an expense related to these individuals:

	2013	2012
Salaries and benefits	$2,122	$4,242
Share-based compensation	5,500	5,490

	$7,622	$9,732

As at March 31, 2013, these individuals held approximately 1,935,717 RSGs (2012 - 1,631,500).

62.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

26.	DIVIDENDS PAID AND PROPOSED

For the year ended March 31, 2013, dividends of $1.24 (2012 - $1.24) per share were declared and paid by Just Energy. This amounted to $178,400 (2012 - $175,382), which was approved throughout the period by the Board of Directors and was paid out during the year.

Declared dividends subsequent to year end

On April 2, 2013, the Board of Directors of Just Energy declared a dividend in the amount of $0.07 per common share ($0.84 annually). The dividend was paid on April 30, 2013 to shareholders of record at the close of business on April 15, 2013.

On May 2, 2013, the Board of Directors of Just Energy declared a dividend in the amount of $0.07 per common share ($0.84 annually). The dividend will be paid on May 31, 2013 to shareholders of record at the close of business on May 15, 2013.

27.	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

As at March 31, 2013

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Premises and equipment leasing	$7,550	$10,755	$7,037	$6,258	$31,600
Royalty payments	662	11,082	9,647	31,650	53,041
Long-term gas and electricity contracts	1,372,855	993,719	182,020	1,272	2,549,866

	$1,381,067	$1,015,556	$198,704	$39,180	$2,634,507

As at March 31, 2012

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Premises and equipment leasing	$8,296	$12,231	$7,570	$7,087	$35,184
Long-term gas and electricity contracts	1,363,421	1,057,222	175,049	622	2,596,314

	$1,371,717	$1,069,453	$182,619	$7,709	$2,631,498

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. For the main office building of Just Energy, there is a renewal option for an additional five years. No purchase options are included in any major leasing contracts. Royalty represents the future payments NHS is required to make on revenue earned on its current installed base. Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

63.

JUST ENERGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013

(thousands of Canadian dollars, except where indicated and per share amounts)

28.	ADJUSTMENTS REQUIRED TO REFLECT NET CASH RECEIPTS FROM GAS SALES

	2013	2012
Changes in:
Accrued gas receivables	$(25,867)	$22,033
Gas delivered in excess of consumption	6,459	(10,300)
Accrued gas payable	21,213	(15,267)
Deferred revenue	(6,341)	11,274

	$(4,536)	$7,740

29.	CHANGES IN NON-CASH WORKING CAPITAL

	2013	2012
Accounts receivable and unbilled revenues	$(17,465)	$13,399
Gas in storage	576	(3,520)
Prepaid expenses and deposits	(2,708)	410
Inventory	(5,245)	(1,355)
Trade and other payables and provisions	22,619	(24,010)

	$(2,223)	$(15,076)

30.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year’s consolidated financial statements.

64.

Document 2

Management’s discussion and analysis

(“MD&A”) – May 16, 2013

OVERVIEW

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the year ended March 31, 2013, and has been prepared with all information available up to and including May 16, 2013. This analysis should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2013. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Just Energy is a direct marketer with its business involving the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and, commencing in July 2012, the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents, through a subsidiary operating under the trade name National Home Services (“NHS”). During the fiscal year, Just Energy purchased a 15% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes smart thermostats to residential and commercial customers throughout North America. Just Energy also operates a Network Marketing division under the trade name Momentis. Through its subsidiary, Terra Grain Fuels Inc. (“TGF”), Just Energy produces and sells ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries provide solar project development platforms operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a jointly controlled entity, which is primarily involved in the Internet-based marketing of Just Energy’s gas and electricity contracts.

Included in the MD&A is an analysis of the above operations. As at March 31, 2013, Terra Grain Fuels is available for sale and is expected to be sold within the next 12 months. As a result, it has been classified as discontinued operations and the financial results from operations for prior periods have been restated to reflect results from continuing and discontinued operations for comparative purposes.

Forward-looking information

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Adjusted EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include,

1.

but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 30, 2013 Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

KEY TERMS

“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy Exchange Corp. assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009, and Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing for continuing operations” on page 30 for further details.

“$100m convertible debentures” represents the $100 million of convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Long-term debt and financing for continuing operations” on page 30 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing for continuing operations” on page 30 for further details.

“attrition” means customers whose contracts were terminated primarily due to relocation or cancelled by Just Energy due to delinquent accounts.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” represents the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

NON-IFRS FINANCIAL MEASURES

Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that Adjusted EBITDA and Base Funds from Operations are the best basis for analyzing the financial results of Just Energy.

EBITDA

“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the pre-tax profitability of the business.

BASE EBITDA

“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

2.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

ADJUSTED EBITDA

“Adjusted EBITDA” represents Base EBITDA adjusted to deduct selling and marketing costs sufficient to maintain existing levels of embedded gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity.

FUNDS FROM OPERATIONS

“Funds from Operations” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

BASE FUNDS FROM OPERATIONS

“Base Funds from Operations” refers to the Funds from Operations adjusted for capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and spending relating to contract initiation costs to maintain embedded gross margin at the current level.

EMBEDDED GROSS MARGIN

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

The energy marketing embedded gross margin also includes an estimate of the future margin on residual payments on non-energy products sold to the current Momentis customer base as well as the completed contracts for Hudson Energy Solar. The embedded gross margin for HES represents gross margin associated with Solar Power Purchase Agreements (“PPAs”) and Solar Renewable Energy Credits (“SRECs”) for a rolling five-year period generated from its completed projects.

3.

Financial highlights

For the years ended March 31

(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2013		Fiscal 2012		Fiscal 2011
		% increase (decrease)		% increase (decrease)
Sales	$2,881,964	9%	$2,654,778	(7)%	$2,844,666
Gross margin	525,868	5%	499,657	7%	467,937
Administrative expenses	138,855	22%	114,168	16%	98,169
Selling & marketing expenses	208,029	17%	177,302	33%	133,607
Finance costs	75,151	38%	54,450	3%	53,021
Profit (loss) from continuing operations[1]	601,705	NMF [3]	(128,455)	NMF [3]	359,341
Profit (loss) from discontinued operations	(72,050)	NMF [3]	1,812	NMF [3]	(6,401)
Profit (loss)[1]	529,655	NMF [3]	(126,643)	NMF [3]	352,940
Earnings (loss) per share from continuing operations—basic	4.30		(0.93)		2.66
Earnings (loss) per share from continuing operations—diluted	3.68		(0.93)		2.60
Dividends/distributions	178,400	2%	175,382	3%	170,004
Base EBITDA from continuing operations[2]	163,128	(16)%	193,342	(14)%	223,769
Adjusted EBITDA from continuing operations[2]	248,277	(7)%	267,735	6%	251,649
Base Funds from continuing operations[2]	96,899	(40)%	160,729	(13)%	185,771
Payout ratio on Base EBITDA from continuing operations	109%		91%		76%
Payout ratio on Adjusted EBITDA from continuing operations	72%		66%		68%
Payout ratio on Base Funds from continuing operations	184%		109%		92%
Payout ratio on Base Funds from continuing operations pro forma $0.84 current dividend	125%		74%		62%
Embedded gross margin[2]	2,268,900	15%	1,976,800	15%	1,725,500
Energy customers (RCEs)	4,222,000	9%	3,870,000	17%	3,314,000
Home Services customers (installed units)	235,000	42%	165,000	39%	119,000

Total customers (RCEs and installed units)	4,457,000	10%	4,035,000	18%	3,433,000

[1]

Profit for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

[2]	See “Non-IFRS financial measures” on page 2.
[3]	Not a meaningful figure.

4.

ACQUISITION OF FULCRUM RETAIL HOLDINGS LLC (“Fulcrum”)

On October 3, 2011, Just Energy completed the acquisition of the 100% equity interest in Fulcrum Retail Holdings LLC (“Fulcrum”), a Texas-based electricity retailer, with an effective date of October 1, 2011. The acquisition was funded by the issuance of $100 million of convertible debentures. Fulcrum markets primarily online and through targeted marketing channels, and focuses on residential and small to mid-size commercial customers.

The consideration for the acquisition was US$79.4 million paid at the time of closing and subject to customary working capital adjustments. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively, the “Earn-Out” amount) to the seller 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum during the Earn-Out period. The fair value of the contingent considerations at acquisition was estimated to be $18,327. Changes in the fair value of the contingent consideration are recorded in the consolidated statements of income (loss) as change in fair value of derivative instruments. The contingent consideration was valued at $NIL as at March 31, 2013 with the conclusion of the earn-out period.

The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
(thousands of dollars)
Current assets (including cash of $3,875)	$41,129
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Other	1,082

138,266

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)

(61,962)

Total identifiable net assets acquired	76,304
Goodwill arising on acquisition	26,833

Total consideration	$103,137

Cash paid, net of estimated working capital adjustment	$84,810
Contingent consideration (Earn-Out amount)	18,327

Total consideration	$103,137

5.

The electricity customer contracts and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity customer contracts are amortized over 3.5 years. The affinity relationships are amortized over eight years. The brand value, which represents the value allocated to the market awareness of the operating names used to sell and promote Fulcrum’s products, is considered to have an indefinite life and, therefore, is not subject to amortization. The purchase price allocation is considered final and, as a result, no further adjustments will be made.

Continuing operations

NATURAL GAS

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Just Energy entered into weather index derivatives for the third and fourth quarters of fiscal 2013 with the intention of reducing gross margin fluctuations from extreme weather. The maximum payout associated with the weather derivatives for fiscal 2013 was $20 million. The fiscal 2013 winter finished with overall normal weather, resulting in a cost of $2.0 million for the weather index derivatives.

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta

In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets

In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, Manitoba and Saskatchewan, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Customers may experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides

6.

historical customer usage, which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer.

The Company’s ability to mitigate weather effects is limited by the severity of weather from normal. In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN

Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products. The JustGreen Lifestyle products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. The JustGreen Lifestyle products can be offered in all states and provinces and are not dependent on energy deregulation.

CONSUMER (RESIDENTIAL) ENERGY DIVISION

The sale of gas and electricity to customers consuming 15 RCEs and less is undertaken by the Consumer Energy division. Marketing of the energy products of this division is primarily done door-to-door through 1,400 independent contractors, the Momentis network marketing operation and Internet-based marketing and telemarketing efforts. Approximately 47% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products and JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products. In addition, the Consumer Energy division has commenced marketing bundled products in Ontario and Texas, offering certain commodity products along with a smart thermostat.

COMMERCIAL ENERGY DIVISION

Customers with annual consumption over 15 RCEs are served by the Commercial Energy division. These sales are made through three main channels: sales through the broker channel using the commercial platform acquired with the Hudson purchase; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 53% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of consumer customers.

HOME SERVICES DIVISION

National Home Services began operations in April 2008 and provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. In addition, National Home Services division has commenced marketing smart thermostats in Ontario. The thermostats are being sold independently in Ontario or also offered in a bundled product offering with the rental of air conditioners or furnaces.

NHS markets through approximately 270 independent contractors in Ontario and Quebec. See page 23 for additional information.

NETWORK MARKETING DIVISION

Just Energy owns and operates Momentis, a network marketing company operating in Canada, the U.S. and the U.K. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added.

7.

SOLAR DIVISION

Hudson Energy Solar, a solar project development company operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to consumers, enabling them to reduce their environmental impact and energy costs. HES installs solar systems on residential and commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of March 31, 2013, the division has made cumulative commitments of approximately $106.9 million with the status of the associated projects ranging from contracted to completed.

Discontinued operations

ETHANOL DIVISION

Terra Grain Fuels is a 150-million-litre capacity ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). TGF was acquired in 2009 as part of the Universal Energy Group Limited acquisition. Since then, management has considered TGF to be a non-core division and management continued to operate based on the intention of the plant maintaining cash flow neutral operations at a minimum. In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. The disposal of TGF is due to be completed within the next 12 months. As at March 31, 2013, TGF was classified as held for sale and as discontinued operations. See page 28 for more on the financial results from operations.

8.

EBITDA

For the years ended March 31

(thousands of dollars)

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Reconciliation to consolidated statements of income
Profit (loss) for the year from continuing operations	$601,705	$(128,455)	$359,341
Add:
Finance costs	75,151	54,450	53,021
Provision for income taxes	86,385	37,527	173,439
Capital tax	—	—	188
Amortization	118,809	133,489	141,717
Profit attributable to non-controlling interest	653	121	2,136

EBITDA from continuing operations	$882,703	$97,132	$729,842
Add (subtract):
Change in fair value of derivative instruments	(719,575)	96,210	(506,073)

Base EBITDA from continuing operations	163,128	193,342	223,769

Selling and marketing expense to add gross margin	92,066	80,007	36,428
Maintenance capital expenditures	(6,917)	(5,614)	(8,548)

Adjusted EBITDA from continuing operations	$248,277	$267,735	$251,649
Adjusted EBITDA from discontinued operations	5,822	15,390	7,305

Adjusted EBITDA	$254,099	$283,125	$258,954

EBITDA
Gross margin per financial statements	$525,868	$499,657	$467,296
Add (subtract):
Administrative expenses	(138,855)	(114,168)	(98,169)
Selling and marketing expenses	(208,029)	(177,302)	(133,607)
Bad debt expense	(30,850)	(28,514)	(27,650)
Share-based compensation	(11,952)	(10,662)	(9,914)
Amortization included in cost of sales/selling and marketing expenses	28,054	20,746	17,012
Other income	5,696	6,536	7,949
Transaction costs	—	(1,101)	(1,284)
Proportionate share of loss from the joint venture	(7,457)	(1,971)	—
Profit attributable to non-controlling interest	653	121	2,136

Base EBITDA from continuing operations	$163,128	$193,342	$223,769

Selling and marketing expense to add gross margin	92,066	80,007	36,428
Maintenance capital expenditures	(6,917)	(5,614)	(8,548)

Adjusted EBITDA from continuing operations	$248,277	$267,735	$251,649
Adjusted EBITDA from discontinued operations	5,822	15,390	7,305

Adjusted EBITDA	$254,099	$283,125	$258,954

Dividends/distributions
Dividends	$173,646	$171,381	$161,585
Class A preference share distributions	—	—	4,896
Restricted share grant and deferred share grant distributions	4,754	4,001	3,523

Total dividends/distributions	$178,400	$175,382	$170,004

Adjusted fully diluted average number of shares outstanding[1]	143.9m	141.4m	138.1m

[1]	The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

9.

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Just Energy ensures that the value of customer contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy. For Adjusted EBITDA, selling and marketing expenses used for increasing embedded gross margin are also removed along with maintenance capital expenditures being deducted.

Adjusted EBITDA from continuing operations amounted to $248.3 million ($1.73 per share) for fiscal 2013, a decrease of 7% from $267.7 million ($1.89 per share) in the prior year. The decrease is attributable to a number of factors including: LDC reconciliations in the first and second quarters resulting from the warm 2011—2012 winter; higher growth in administrative costs than the increase in gross margin as the Company expanded into ten new utility territories (including the U.K) and higher sales and marketing expenses as the Company added a record number of new customers during the fiscal year. Due to the delay extending from two to nine months from when a customer signs to the time that the related commodity flows, the customers signed in fiscal 2013 generated cash flow for only a portion of the fiscal year, or in some cases, not at all.

Gross margin increased 5% overall with energy marketing and home services gross margin increasing by 2% and 50%, respectively, versus the prior fiscal year. The energy marketing customer base increased by 9% during the year, with record additions from both the Consumer division and the Commercial division.

Administrative expenses increased by 22% from $114.2 million to $138.9 million year over year. The increase over the prior comparable year was due to the inclusion of a full year of the administrative expenses relating to Fulcrum and investments in growth for the home services and energy marketing divisions, particularly with the Company’s expansion into ten new utility territories.

Selling and marketing expenses for the year ended March 31, 2013, were $208.0 million, a 17% increase from $177.3 million reported in the prior comparable year. This increase is attributable to the 24% increase in customer additions. The sales and marketing expenses representing the costs associated with maintaining gross margin, which are deducted in Adjusted EBITDA, were $98.5 million for the year ended March 31, 2013, 18% higher than $83.3 million in the prior fiscal year.

Bad debt expense was $30.9 million for the year ended March 31, 2013, an 8% increase from $28.5 million recorded for the prior year. This increase is a result of the 23% increase in revenue for markets for which Just Energy bears the bad debt risk year over year. For the year ended March 31, 2013, the bad debt expense of $30.9 million represents approximately 2.1% of revenue in the jurisdictions where the Company bears the credit risk. In the prior year, bad debt expense of $28.5 million represented 2.4% of its relevant revenue.

Dividends and distributions paid for the year ended March 31, 2013 were $178.4 million, an increase of 2% from the prior year as a result of a higher number of shares outstanding. For the year ended March 31, 2013, the payout ratio on Adjusted EBITDA from continuing operations was 72%, versus 66% in the prior year. Payout ratio of Base EBITDA from continuing operations was 109% for fiscal 2013, compared with 91% in fiscal 2012.

For further information on the changes in the operating segments, please refer to “Segmented Base EBITDA from continuing operations” on page XX and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 26 through 27.

Adjusted EBITDA including continuing and discontinued operations amounted to $254.1 million for fiscal 2013, a decrease of 10% from $283.1 million for the year ended March 31, 2012.

For the year ended March 31, 2011, gross margin was $467.3 million for the year, an increase over the prior year due to strong customer additions and the acquisition of Hudson Energy in May 2010. Administrative, sales and marketing and bad debt expenses amounted to $98.2 million, $133.6 million and $27.7 million, respectively. For fiscal 2011, Adjusted EBITDA from continuing operations amounted to $251.6 million ($1.82 per share) and payout ratio on Adjusted EBITDA from continuing operations was 68% for the year.

10.

EMBEDDED GROSS MARGIN

As at March 31

(millions of dollars)

Management’s estimate of the future embedded gross margin is as follows:

			2013 vs.		2012 vs.
	Fiscal	Fiscal	2012	Fiscal	2011
	2013	2012	variance	2011	variance

Energy marketing division[1]	$1,671.3	$1,583.8	6%	$1,442.8	10%
Home Services	597.6	393.0	52%	282.7	39%

Total embedded gross margin	$2,268.9	$1,976.8	15%	$1,725.5	15%

[1]	Energy marketing also includes embedded gross margin related to Momentis and HES.

Management’s estimate of the embedded gross margin amounted to $2,268.9 million as at March 31, 2013, an increase of 15% over fiscal 2012. The increase of $292.1 million in embedded gross margin during the year was generated through sales and marketing expenses to increase embedded gross margin of $92.1 million.

The embedded gross margin for energy marketing increased by 6% in fiscal 2013. The growth in energy marketing embedded gross margin for the year was less than the 9% increase in energy marketing customers due to the increasing share of commercial customers. Commercial customers by design, have lower margins and shorter base contract terms than consumer customers. However, the addition of commercial customers also results in lower customer aggregation costs and lower annual customer servicing costs, neither of which is captured in embedded gross margin.

The Home Services division experienced an increase of 42% in installed units and contractual price increases, resulting in a 52% higher embedded gross margin. NHS’s embedded gross margin represents the margin associated with the average remaining life of the customer contracts.

The U.S. dollar strengthened against the Canadian dollar over fiscal 2013, resulting in an increase of $19.8 million in embedded gross margin when the U.S. energy marketing future gross margin is stated in Canadian dollars.

In fiscal 2012, embedded gross margin increased by 15% to $1,976.8 million. The embedded gross margin for Energy marketing increased by 10% due to a 17% increase in customer base, the majority of which were commercial customers which generate lower gross margin. The embedded gross margin for the Home Services division increased by 39%, reflecting a 39% increase in customer base during the fiscal year and contractual price increases.

11.

Funds From Operations for continuing operations

For the years ended March 31

(thousands of dollars)

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Cash inflow from continuing operations	$99,762	$147,191	$145,483
Add:
Increase in non-cash working capital	2,223	15,076	39,063
Dividend/distribution classified as finance cost	—	—	7,798
Other	653	121	2,136
Tax adjustment	1,178	3,955	(161)

Funds from continuing operations	$103,816	$166,343	$194,319
Less: maintenance capital expenditures	(6,917)	(5,614)	(8,548)

Base Funds from continuing operations	$96,899	$160,729	$185,771

Base Funds from Operations
Gross margin from financial statements	$525,868	$499,657	$467,937
Add (Subtract):
Adjustment required to reflect net cash receipts from gas sales	(4,536)	7,740	(1,725)
Administrative expenses	(138,855)	(114,168)	(98,169)
Selling and marketing expenses	(208,029)	(177,302)	(133,607)
Bad debt expense	(30,850)	(28,514)	(27,650)
Current income tax recovery provision	(2,060)	(662)	(8,812)
Amortization included in cost of sales/sales and marketing expenses	28,054	20,746	17,012
Other income	5,696	6,536	7,949
Financing charges, non-cash	11,024	8,760	7,799
Finance costs	(75,151)	(54,450)	(53,021)
Proportionate share of loss from the joint venture	(7,457)	(1,971)	—
Other non-cash adjustments	112	(29)	16,606

Funds from continuing operations	$103,816	$166,343	$194,319
Less: maintenance capital expenditures	(6,917)	(5,614)	(8,548)

Base Funds from continuing operations	$96,899	$160,729	$185,771
Base Funds from continuing operations payout ratio	184%	109%	92%

Funds from continuing operations represents the cash generated from Just Energy’s ongoing operations and excluding the ethanol division as it is classified as discontinued operations at the end of fiscal 2013. For the year ended March 31, 2013, Funds from continuing operations were $103.8 million ($0.72 per share), a 38% decrease from $166.3 million ($1.18 per share) in the prior fiscal year. Base Funds from continuing operations, which represents Funds from continuing operations reduced by the maintenance capital expenditures, was $96.9 million for the year ended March 31, 2013, compared with $160.7 million in fiscal 2012. The decrease in the current fiscal year is due to the increase in gross margin being offset by higher operating and finance costs.

Administrative costs increased by 22% as a result of the inclusion of a full year of administrative costs for Fulcrum as well as the additional costs related to the expanding Home Services division and new markets entered for energy marketing such as the U.K. The lower Funds from Continuing Operations and Base Funds from Continuing Operations are due to this increase in administrative costs and the 17% growth in selling and marketing expenses. The energy marketing customer base increased by 9% in fiscal 2013 and embedded margin increased by 15% during the year ended March 31, 2013. Finance costs increased by 38% in fiscal 2013 to $75.2 million due to an increase in credit facility usage, the issuance of the $105 million senior unsecured note and increased NHS and HES financing.

12.

Selected consolidated financial data from continuing operations

(thousands of dollars, except per share amounts)

The results from operations have been reclassified for fiscal 2012 and 2011 to present the Ethanol division as discontinued operations as it is available for sale as of March 31, 2013. The Ethanol division is therefore excluded from the results presented below.

Statements of Operations from continuing operations

For the years ended March 31

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Sales	$2,881,964	$2,654,778	$2,844,666
Gross margin	525,868	499,657	467,937
Profit (loss) from continuing operations	601,705	(128,455)	359,341
Profit (loss) from continuing operations per share—basic	4.30	(0.93)	2.66
Profit (loss) from continuing operations per share—diluted	3.68	(0.93)	2.60

Balance sheet data

As at March 31

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Total assets	$1,451,503	$1,543,044	$1,590,026
Long-term liabilities	916,748	999,608	890,657

2013 COMPARED WITH 2012

Sales increased by 9% to $2.9 billion in fiscal 2013, compared with $2.7 billion in the prior fiscal year. The sales increase is a result of the 9% increase in the Energy Marketing customer base as well as the 42% increase in the installed units for the Home Services division.

For the year ended March 31, 2013, gross margin increased by 5% to $525.9 million from $499.7 million reported in fiscal 2012. Gross margin related to energy marketing increased 2% year over year lower than the 9% increase in customer base as a result of the increase in the percentage of commercial customers as well as the continuing impact from the fiscal 2012 warm winter as the under-consumed gas was sold at low margins during the first and second quarters of fiscal 2013. Gross margin from Home Services increased by 50% in fiscal 2013 due to a 42% increase in the number of installed units and contractual price increases.

Profit from continuing operations for fiscal 2013 amounted to $601.7 million, compared with a loss of $128.5 million in fiscal 2012. The change in profit from continuing operations is attributable to the change in fair value of the derivative instruments on the Company’s supply portfolio, which showed a gain of $719.6 million in fiscal 2013, versus a loss of $96.2 million in fiscal 2012. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts, creating unrealized gains or losses depending on the supply pricing.

Total assets decreased by 6% to $1.5 billion in fiscal 2013 as a result of the amortization of the intangible assets acquired through the Hudson and Fulcrum acquisitions. Excluded from the total assets are $77.4 million of assets for the Ethanol division which are held for sale as of March 31, 2013.

Total long-term liabilities as of March 31, 2013 were $916.7 million representing an 8% decrease over the fiscal 2012. During fiscal 2013, long-term debt increased with the issuance of $105 million senior unsecured note and HES financing as well as increases to HES financing. These increases to long-term liabilities were offset by Just Energy’s credit facility being reclassed to current liabilities, as it expires on December 31, 2013. Management anticipates that the credit facility will be renewed prior to its expiry.

2012 COMPARED WITH 2011

Sales decreased by 7% from $2.8 billion in fiscal 2011 to $2.7 billion in fiscal 2012. The sales decline was the result of a gradual reduction in average price within the customer base as new customers signed, and customer renewals, were at lower prices than that of customers expiring or lost through attrition due to the general decrease in commodity market prices.

13.

For the year ended March 31, 2012, gross margin increased by 7% to $499.7 million from $467.9 million reported in fiscal 2011. Gross margin related to energy marketing increased 1% year over year versus a 17% increase in customer base as a result of the warm winter temperatures impacting gas consumption across all markets and the increasing percentage of lower margin commercial customers within the overall book. Gross margin from NHS increased by 78% for the year ended March 31, 2012 reflecting a 39% increase in installed units as well as a full year of gross margin associated with units installed in the previous year.

Net loss for fiscal 2012 amounted to $128.5 million, compared with a net income of $359.3 million in fiscal 2011. The change in net income (loss) is due to the change in fair value of the derivative instruments, which showed a loss of $96.2 million in fiscal 2012, versus a gain in fiscal 2011 of $506.0 million. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts, creating unrealized gains or losses depending on the supply pricing.

Total assets decreased by 3% to $1.5 billion in fiscal 2012 as a result of the amortization of the intangible assets acquired through the Hudson acquisition, offset by the increase in assets acquired with the Fulcrum acquisition.

Total long-term liabilities as of March 31, 2012 were $999.6 million representing a 12% increase over fiscal 2011. Just Energy funded the Fulcrum acquisition effective October 1, 2011 by issuing $100 million in convertible debentures, which at March 31, 2012, were valued at $85.9 million in long-term debt. Offsetting this increase other long-term liabilities have decreased in fiscal 2012 primarily due to the movement from long-term liabilities to short-term liabilities at March 31, 2012.

14.

Summary of quarterly results for continuing operations

(thousands of dollars, except per share amounts)

	Q4 fiscal 2013	Q3 fiscal 2013	Q2 fiscal 2013	Q1 fiscal 2013
Sales	$877,475	$707,562	$674,390	$622,537
Gross margin	157,655	140,270	114,286	113,657
Administrative expenses	36,739	34,888	33,390	33,838
Sales and marketing expenses	49,277	49,918	50,268	58,566
Finance costs	22,221	18,184	18,436	16,310
Profit (loss) for the period from continuing operations	203,391	41,806	23,964	332,544
Profit (loss) for the period	137,691	40,238	23,087	328,639
Profit (loss) for the period from continuing operations per share—basic	1.44	0.30	0.17	2.39
Profit (loss) for the period from continuing operations per share—diluted	1.22	0.29	0.17	2.00
Dividends/distributions paid	44,965	44,636	44,409	44,390
Base EBITDA from continuing operations	69,612	52,293	25,468	15,755
Adjusted EBITDA from continuing operations	87,527	70,660	47,237	42,853
Base Funds from continuing operations	47,314	35,897	12,606	1,082
Payout ratio on Base EBITDA from continuing operations	65%	85%	174%	293%
Payout ratio on Adjusted EBITDA from continuing operations	51%	63%	94%	105%
Payout ratio on Base Funds from continuing operations	95%	124%	352%	NMF	1%

	Q4 fiscal 2012	Q3 fiscal 2012	Q2 fiscal 2012	Q1 fiscal 2012
Sales	$794,031	$701,075	$563,664	$596,008
Gross margin	170,651	140,941	96,349	91,716
Administrative expenses	32,143	29,882	26,624	25,519
Sales and marketing expenses	58,580	48,866	35,302	34,554
Finance costs	14,854	14,757	12,734	12,105
Profit (loss) for the period from continuing operations	(75,640)	(100,636)	(5,561)	53,382
Profit (loss) for the period	(76,895)	(97,386)	(3,494)	51,132
Profit (loss) for the period from continuing operations per share—basic	(0.55)	(0.73)	(0.04)	0.39
Profit (loss) for the period from continuing operations per share—diluted	(0.55)	(0.73)	(0.04)	0.39
Dividends/distributions paid	44,152	43,934	43,691	43,605
Base EBITDA from continuing operations	74,675	56,884	33,134	28,649
Adjusted EBITDA from continuing operations	107,078	81,898	42,519	36,240
Base Funds from continuing operations	54,598	44,972	38,290	22,869
Payout ratio on Base EBITDA from continuing operations	59%	77%	132%	152%
Payout ratio on Adjusted EBITDA from continuing operations	41%	54%	103%	120%
Payout ratio on Base Funds from continuing operations	81%	98%	114%	191%

[1]	Not a meaningful figure

15.

Just Energy’s results reflect seasonality, as electricity consumption is greater in the first and second quarters (summer quarters) and gas consumption is greater during the third and fourth quarters (winter quarters). Currently, electricity and gas marketing consists of 73% and 27%, respectively, of the energy marketing operations based on fiscal 2013 gross margin. While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and lower payout ratios in the third and fourth quarters and lower Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and higher payout ratios in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE FOURTH QUARTER

Financial results

Sales increased by 11% quarter over quarter to $877.5 million from $794.0 million. The fourth quarter is traditionally the strongest seasonal quarter as natural gas consumption is concentrated in the colder winter months. The impact of this seasonality is diminishing as electricity has become the dominant commodity within the customer book. Quarterly sales from energy marketing and home services divisions increased by 10% and 78%, respectively, versus the prior comparable quarter.

Gross margin was $157.7 million, down 8% from a year earlier. The growth in gross margin from NHS was more than offset by lower gross margin contributions from Energy Marketing and Momentis. Gas margins were up 18% despite a 10% decrease in customer base as a result of higher consumption in the current year compared with record warm temperatures in the fourth quarter of fiscal 2012.

Electricity margin was down 24% compared with the prior comparable quarter. Electricity margin compression was seen in the northeastern states because of increased capacity costs. Historically these costs have been lower and relatively stable. Year over year these costs have increased significantly, thereby compressing margins particularly in the fourth quarter. Going forward, the company will look to structure contracts to pass these costs onto the customer as well as effectively hedge capacity costs, to mitigate future impact to gross margin.

Gross margin from Momentis for the fourth quarter was $0.4 million, a decrease from $7.9 million in the fourth quarter of fiscal 2012. The decrease in gross margin is attributable to less revenue generated as a result of a lower number of new independent representatives joining Momentis and fewer products sold in the current quarter.

Administrative expenses amounted to $36.7 million, an increase of 14% from $32.1 million recorded in the fourth quarter of fiscal 2012. The increase in administrative expenses is related to the growth in the customer base year over year, particularly in the home services division and the expansion into ten utility territories during fiscal 2013, most notably the U.K. commercial operations.

Selling and marketing expenses were $49.3 million in the fourth quarter of fiscal 2013, a decrease of 16% from $58.6 million in the prior comparable quarter. The decrease is due to lower Momentis costs as fewer incentives were needed in the current fiscal year to build that sales force. Telemarketing and internet sales also resulted in lower per customer aggregation costs.

Bad debt expense for the three months ended March 31, 2013 was $8.3 million, an increase of 19% from $7.0 million in the prior comparable quarter. Revenue earned in markets where Just Energy bears the collection risk increased by 19% quarter over quarter. Finance costs were $22.2 million for the fourth quarter of fiscal 2013, an increase of 50% from $14.9 million recorded for the three months ended March 31, 2012. The increase in finance costs is attributable to the increase in the credit facility, NHS financing as well as the issuance of HES financing and the $105 million senior unsecured note.

The change in fair value of derivative instruments resulted in a gain of $226.0 million for the current quarter, in comparison with a loss of $90.2 million recorded in the fourth quarter of the prior fiscal year. Profit for the period ended March 31, 2013, was $137.7 million. For the prior comparable quarter, the loss was $76.9 million. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains and losses.

Base EBITDA from continuing operations (after all selling and marketing costs) decreased by 7% to $69.6 million for the three months ended March 31, 2013, down from $74.7 million in the prior comparable quarter. This was primarily a result of lower gross margin from energy marketing due to lower cash receipts from weather option derivatives and lower gross margin per commercial customer. Adjusted EBITDA from continuing operations was $87.5 million for the three months ended March 31, 2013, an 18% decrease from $107.1 million in the prior comparable quarter. Despite lower quarterly EBITDA, strong net customer additions led to higher embedded gross margin at the end of the quarter.

16.

Funds from continuing operations were lower than the prior comparable quarter as the available cash was utilized to fund new markets and strong customer additions with the resultant embedded gross margin growth.

Dividends/distributions paid were $45.0 million, an increase of 2% over the prior comparable quarter as a result of a higher number of shares outstanding. The payout ratio on Adjusted EBITDA from continuing operations was 51% for the three months ended March 31, 2013, compared with 41% in the prior comparable quarter. The payout ratio on Base Funds from continuing operations was 95% for the three months ended March 31, 2013, compared with 81% reported for the fourth quarter of fiscal 2012.

Marketing results

Gross customer additions for the fourth quarter were 332,000, up 5% from the 316,000 customers added through marketing in the fourth quarter of fiscal 2012. Net additions from marketing were 98,000 for the quarter versus 112,000 net customers added in the prior comparable quarter.

Consumer customer additions amounted to 154,000 for the fourth quarter of fiscal 2013, consistent with the gross customer additions recorded in the prior comparable period. Commercial customer additions were 178,000 for the current year, a 10% increase from 162,000 gross customer additions in the three months ended March 31, 2012. The higher additions were a result of strong results from independent contractors, brokers and internet marketing.

The home services division continued its customer growth with installations for the three months ended March 31, 2013 of 11,000 water heaters and 1,000 air conditioners and furnaces, with 9% higher installations than in the prior comparable quarter.

17.

Segmented Base EBITDA from continuing operations

For the years ended March 31

					Fiscal 2013
	Gas marketing	Electricity marketing	Home services	Other	Consolidated
Gross margin per financial statements	$125,774	$340,895	$41,937	$17,262	$525,868
Add (subtract):
Administrative expenses	(33,123)	(78,191)	(19,197)	(8,344)	(138,855)
Selling and marketing expenses	(44,724)	(128,059)	(5,171)	(30,075)	(208,029)
Bad debt expense	(2,078)	(28,728)	(44)	—	(30,850)
Share-based compensation	(2,352)	(7,688)	(1,360)	(552)	(11,952)
Amortization included in cost of sales/selling and marketing expenses	—	14,900	11,732	1,422	28,054
Other income (loss)	(591)	4,238	—	2,049	5,696
Proportionate share of loss from joint venture	(1,763)	(5,694)	—	—	(7,457)
Profit attributable to non-controlling interest	—	653	—	—	653

Base EBITDA from continuing operations	$41,143	$112,326	$27,897	$(18,238)	$163,128

					Fiscal 2012
	Gas marketing	Electricity marketing	Home services	Other	Consolidated
Gross margin per financial statements	$140,140	$316,232	$27,979	$15,306	$499,657
Add (subtract):
Administrative expenses	(30,822)	(66,263)	(12,901)	(4,182)	(114,168)
Selling and marketing expenses	(34,546)	(101,236)	(4,188)	(37,332)	(177,302)
Bad debt expense	(3,188)	(25,222)	(104)	—	(28,514)
Share-based compensation	(2,602)	(6,515)	(1,329)	(216)	(10,662)
Amortization included in cost of sales/selling and marketing expenses	—	12,427	8,319	—	20,746
Other income (loss)	(7,038)	12,722	—	852	6,536
Transaction costs	—	(1,101)	—	—	(1,101)
Proportionate share of loss from joint venture	(565)	(1,406)	—	—	(1,971)
Profit attributable to non-controlling interest	—	121	—	—	121

Base EBITDA from continuing operations	$61,379	$139,759	$17,776	($25,572)	$193,342

Base EBITDA from continuing operations amounted to $163.1 million for the year ended March 31, 2013, a decrease from $193.3 million in the prior fiscal year. Gas marketing contributed $41.1 million to Base EBITDA from continuing operations for the year, a decrease of 33% from $61.4 million in fiscal 2012, as a result of a 10% decrease in customer base and the inclusion of weather derivative option proceeds in fiscal 2012, while the related unfavourable reconciliation of excess gas with LDCs was recorded in the first half of fiscal 2013. Electricity marketing contributed $112.3 million to Base EBITDA from continuing operations, a decrease of 20% from fiscal 2012 when the segment contributed $139.8 million. The decrease is a result of higher capacity costs in the northeast U.S. and the overall increase in the commercial customer base which generates lower gross margin on a per-customer basis.

NHS contributed $27.9 million to the consolidated Base EBITDA from continuing operations for fiscal 2013, an increase from $17.8 million in the prior comparable year due to 42% increase in customer base and contractual price increases. Just Energy’s other divisions, Momentis and HES, contributed a combined $(18.2) million to Base EBITDA from continuing operations for the current year, compared with $(25.6) million contributed in the year ended March 31, 2012.

For further information on each division, please refer to “Energy Marketing” included on the next page, “Home Services division (NHS)” on page 23 and “Other divisions (Momentis and Solar)” on page 24.

18.

Energy marketing

For the years ended March 31

(thousands of dollars)

	Fiscal 2013			Fiscal 2012
Sales	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$406,276	$411,786	$818,062	$476,020	$489,043	$965,063
United States	338,799	1,650,223	1,989,022	407,037	1,230,810	1,637,847

	$745,075	$2,062,009	$2,807,084	$883,057	$1,719,853	$2,602,910

Increase (decrease)	(16)%	20%	8%

Gross margin	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$61,529	$103,174	$164,703	$85,222	$93,151	$178,373
United States	64,245	237,721	301,966	54,918	223,081	277,999

	$125,774	$340,895	$466,669	$140,140	$316,232	$456,372

Increase (decrease)	(10)%	8%	2%

For the year ended March 31, 2013, sales were $2,807.1 million, an increase of 8% from $2,602.9 million in the prior year. Gross margin was $466.7 million for the year ended March 31, 2013, an increase of 2% from $456.4 million earned in the prior year. For the year ended March 31, 2013, gas and electricity gross margin consisted of 27% and 73%, respectively, of total energy marketing gross margin. In fiscal 2012, gas and electricity gross margin represented 31% and 69% of total energy marketing gross margin, respectively.

The total customer base increased by 9% during fiscal 2013. The 8% increase in sales was reflective of the increase in customer base however the increase in gross margin was lower at 2%. Commercial customers increased their proportion of the energy marketing book by 4%, starting fiscal 2013 representing 49% of the customer base and representing 53% at March 31, 2013. Commercial customers generate lower gross margin per RCE than consumer customers.

GAS

For the year ended March 31, 2013, sales were $745.1 million, a decrease of 16% from $883.1 million in fiscal 2012. Gross margin was $125.8 million for the year ended March 31, 2013, a decrease of 10% from $140.1 million earned in the prior year. The decrease in the current year is primarily due to the lower consumption resulting from the 10% decrease in gas customer base year over year.

Weather has resulted in significant fluctuations in gross margin. During the current fiscal year, the weather for the third and fourth quarters was overall, in line with expectations. As a result, Just Energy incurred net option costs of $2.0 million in fiscal 2013. However, in the prior fiscal year, as a result of the extreme warm weather, the weather index derivatives resulted in a payout at the maximum amount of $15 million, offsetting a margin loss of approximately $28 million.

An additional impact from the extremely warm winter in fiscal 2012 was seen in losses on LDC reconciliations in the financial results of the first half of fiscal 2013. During this period, Just Energy experienced losses on the sale of excess gas released through final LDC reconciliations, resulting in a further decrease in gross margin of approximately $16 million.

Canada

For the year ended March 31, 2013 sales and gross margin were $406.3 million and $61.5 million respectively, representing decreases of 15% in sales and 28% in gross margin in comparison with fiscal 2012. The decreases are attributable to the impact from lower realized customer margins and the 9% decrease in customer base, as well as losses on the sale of excess gas resulting from the milder temperatures during the fiscal 2012 winter. The vast majority of the $15 million in weather derivative option proceeds in fiscal 2012 were attributable to Canadian gas customers and, unlike LDC reconciliation costs, were realized in that fiscal year.

19.

After allowance for balancing, realized average gross margin per customer (“GM/RCE”) for the year ended March 31, 2013, amounted to $132 per RCE compared to $178 per RCE for the prior year. The decline in realized GM/RCE is almost entirely attributable to financial reconciliations in the first half of fiscal 2013 to offset under consumption in the warm winter of fiscal 2012. The GM/RCE value includes an appropriate allowance for a bad debt expense in British Columbia and Alberta.

United States

For the year ended March 31, 2013, gas sales were $338.8 million, a decrease of 17% from $407.0 million in the prior year. Gross margin was $64.2 million, an increase of 17% as compared to $54.9 million for the year ended March 31, 2012. This increase in gross margin reflects higher consumption due to colder weather and a lower proportion of weather derivative option proceeds recorded in fiscal 2012 versus those received in Canada.

Total gas customers in the U.S. decreased by 11% during the fiscal year primarily due to a single low margin 75,000 RCE commercial customer that did not renew during the second quarter. However, the overall decline in the customer base did not result in any meaningful decline in margins. There was also a decline in the consumer gas customer base reflecting the continued impact of low gas prices and Just Energy’s focus on shifting resources to electricity-oriented markets. The lower commodity price environment and its impact on recently signed customers that were signed at lower contract prices also contributed to the decline in gas sales in the U.S. over the prior year.

Average realized gross margin after all balancing costs for the year ended March 31, 2013, was $149 per RCE, an increase from $113 per RCE for the prior year. The increase year over year was due to less weather derivative option proceeds being booked in the U.S. markets in fiscal 2012 thereby, reducing the comparable GM/RCE for that year. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Georgia, Michigan and California.

ELECTRICITY

For the year ended March 31, 2013, sales were $2,062.0 million, an increase of 20% from $1,719.9 million, and gross margin was $340.9 million, up 8% from $316.2 million in the prior year. The electricity customer base increased by 17% during fiscal 2013. The lower growth of gross margin versus customers is attributable to higher commercial net additions and price volatility in the northeast U.S., offset by improved margins per customer in Canada.

Canada

For the year ended March 31, 2013, sales were $411.8 million, a decrease of 16% from $489.0 million in fiscal 2012 due to a 6% decline in RCEs as well as new variable rate products with five-year term features offered at lower sales prices. Gross margin was $103.2 million, up 11% from $93.2 million in fiscal 2012. Gross margin increased largely due to higher margins associated with the JustGreen product offerings as well as the profitability of attractive variable rate products.

Realized average gross margin per customer in Canada after all balancing and including acquisitions for the year ended March 31, 2013, amounted to $167 per RCE, an increase from $141 per RCE in the fiscal 2012. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States

For the year ended March 31, 2013, electricity sales were $1,650.2 million, an increase of 34% from $1,230.8 million in fiscal 2012. Gross margin was $237.7 million, an increase of 7% as compared to $223.1 million recorded for the year ended March 31, 2012. Driving sales and margin growth was the 24% increase in customer base during the past year, as a result of strong additions through marketing. During fiscal 2013, margin growth was less than net customer growth as lower margin commercial customers increased at a higher rate than consumer customers. Realized margins were also reduced by the gross margin compression due to increased capacity costs, primarily for commercial customers, in the northeastern states. Historically these costs have been lower and relatively stable. Year over year these costs have increased significantly, thereby compressing margins particularly in the fourth quarter. Going forward, the company will look to structure contracts to pass through these costs as well as effectively hedge capacity costs, to mitigate future negative impact to gross margin.

Average realized gross margin per customer for U.S. electricity decreased to $100 per RCE during the year, compared to $132 per RCE in the prior year, for the reasons noted above. The GM/RCE value for Texas, Pennsylvania, Massachusetts, Illinois and California includes an appropriate allowance for bad debt expense.

20.

Long-term energy customer aggregation

	April 1, 2012	Additions	Attrition	Failed to renew	March 31, 2013	% increase (decrease)
Electricity
Canada	698,000	92,000	(57,000)	(79,000)	654,000	(6)%
United States	2,063,000	991,000	(269,000)	(234,000)	2,551,000	24%
United Kingdom	—	19,000	—	—	19,000

Total electricity	2,761,000	1,102,000	(326,000)	(313,000)	3,224,000	17%

Natural gas
Canada	558,000	85,000	(48,000)	(85,000)	510,000	(9)%
United States	551,000	168,000	(118,000)	(113,000)	488,000	(11)%

Total gas	1,109,000	253,000	(166,000)	(198,000)	998,000	(10)%

Combined	3,870,000	1,355,000	(492,000)	(511,000)	4,222,000	9%

Gross customer additions for the year were 1,355,000, up 24% from the 1,091,000 customers added through marketing in fiscal 2012. Net additions from marketing were 352,000 for the year, up 11% versus 316,000 net customers added through marketing in the prior year.

Consumer customer additions amounted to 631,000 for fiscal 2013, a 47% increase from 429,000 gross customer additions recorded in the prior fiscal year. Commercial customer additions were 724,000 for the current year, an 9% increase from 662,000 gross customer additions in the prior fiscal year. The increase in additions was a result of strong results from independent contractors, brokers and internet marketing.

Total gas customers decreased by 111,000 RCEs, a 10% reduction over the prior fiscal year. U.S. gas customers decreased by 11%, primarily due to the failure to renew a single 75,000 RCE customer (Just Energy’s largest in terms of volume). The Canadian gas customer base decreased by 9% during the fiscal year, primarily as a result of a high number of customers failing to renew. The extended period of low, stable gas prices has reduced the consumer customer appetite for the stability of higher priced long-term fixed contracts. As a result, Just Energy has moved to a variety of consumer products that provide different value propositions in the current environment, with variable and monthly flat rate contracts being well received while spot market prices remain stable. Management believes that holding the overall gas customer base flat in this environment will be a positive result.

Total electricity customers were up 17% during fiscal 2013. The U.S. electricity market increased by 24%, primarily due to strong customer additions in the Texas market for both the Consumer and Commercial divisions. The Canadian electricity market, particularly in Ontario, continues to face competitive challenges due to low utility pricing, and as a result, the customer base decreased by 6%. The Commercial division launched its U.K. operations during the second quarter of fiscal 2013 with customer additions of 19,000 RCEs as at March 31, 2013. The Company believes that the appropriate focus of marketing efforts is, and will remain, electricity given the challenging gas price environment and strong receptivity to electricity offerings.

At the end of fiscal 2013, the gas and electricity segments accounted for 24% and 76% of the energy marketing customer base, respectively. At the end of the prior fiscal year, the gas and electricity segments represented 29% and 71% of the energy marketing customer base, respectively.

JUSTGREEN

Sales of JustGreen products remain stable despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. Grant Thornton LLP conducted a review of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases Report for the period from January 1, 2012, through December 31, 2012, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy has contracts with over 90 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases help developers finance their projects.

21.

The Company currently sells JustGreen gas in the eligible markets of Ontario, Quebec, British Columbia, Alberta, Michigan, New York, Ohio, Illinois, New Jersey, Maryland and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 28% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 82% of their consumption as green supply. For comparison, in fiscal 2012, 29% of consumer customers who contracted with Just Energy chose to include JustGreen for an average of 84% of their consumption. Overall, JustGreen now makes up 9% of the Consumer gas portfolio, down from 10% a year ago. JustGreen makes up 13% of the Consumer electricity portfolio, up from 12% a year ago.

ATTRITION

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Natural gas
Canada	9%	10%	10%
United States	24%	24%	23%
Electricity
Canada	9%	9%	10%
United States	12%	13%	17%
Total attrition	12%	13%	15%

Attrition rates have seen a steady annual decrease. In fiscal 2011, attrition rates were 15%, declining to 13% in fiscal 2012. In fiscal 2013, total attrition rates further decreased to 12%. The majority of customers signed in the past three years are on prices consistent with current market prices. The attrition from these customers and their eventual renewal will be assisted by this pricing. In addition, there are generally lower attrition rates among the growing base of commercial customers.

Natural gas

The annual natural gas attrition in Canada was 9% for fiscal 2013, a decrease from the attrition rate of 10% reported one year ago. In the U.S., annual gas attrition was 24%, consistent with the rate reported for fiscal 2012.

Electricity

The annual electricity attrition rate in Canada was 9% for fiscal 2013, equal to the attrition rate reported in the prior year. Electricity attrition in the U.S. was 12% for fiscal 2013, a decrease of 1% from the attrition reported in fiscal 2012 due to the increasing commercial customer base, which has historically experienced lower attrition rates.

RENEWALS

	Consumer			Commercial
	Fiscal 2013	Fiscal 2012	Fiscal 2011	Fiscal 2013	Fiscal 2012	Fiscal 2011
Natural gas
Canada	41%	52%	69%	64%	61%	49%
United States	85%	85%	73%	19%	62%	77%
Electricity
Canada	55%	51%	63%	62%	59%	58%
United States	90%	87%	75%	79%	64%	60%
Total renewals—Consumer and Commercial divisions	69%	64%	65%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Management’s targeted renewal rates for consumer customers are approximately 70% overall, assuming commodity price volatility remains low. Overall, renewal rates were in range of this target at 69%, up from 64% in fiscal 2012 and 65% in fiscal 2011.

22.

The renewal rates for Canadian gas and electricity continue to be impacted by the current large spread between the Just Energy five-year price and the utility spot price. The renewal rates for Canada gas decreased from 52% in fiscal 2012 to 41% in fiscal 2013 due to a difficult renewal environment in British Columbia and Ontario. The long period of stable low prices has reduced customer interest in renewing at higher fixed prices. Just Energy is focused on variable-price offerings in order to improve renewal rates. It is anticipated that Canadian renewal rates will improve towards target levels as more customers begin to renew their current market priced contracts.

Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers. This was the case for the U.S. gas market, where the renewal rate was 19%, primarily due to one low margin customer representing 75,000 RCEs, failing to renew its contract during the second quarter of fiscal 2013.

Gas and electricity contract renewals

This table shows the percentage of customers up for renewal in each of the following fiscal periods:

	Canada—gas	Canada—electricity	U.S.—gas	U.S.—electricity
2014	24%	17%	19%	36%
2015	19%	12%	9%	15%
2016	23%	23%	12%	14%
2017	13%	17%	19%	10%
Beyond 2017	21%	31%	41%	25%

Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 383,000 RCEs, are excluded from the table above.

Gross margin earned through marketing efforts

The table below depicts the annual margins on contracts of consumer and commercial customers signed during the year. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen.

ANNUAL GROSS MARGIN PER CUSTOMER1

	Fiscal 2013	Number of customers
Consumer customers added and renewed in the year	$178	1,023,000
Consumer customers lost in the year	180	558,000
Commercial customers added and renewed in the year	74	1,245,000
Commercial customers lost in the year	82	445,000

[1]	Customer sales price less cost of associated supply and allowance for bad debt.

Home Services division (“NHS”)

NHS provides Ontario and Quebec residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS continued its customer growth with installations for the year of 37,000 water heaters and 6,000 air conditioners and furnaces, compared with 40,000 water heaters and 6,000 air conditioner and furnace units installed in the prior year. NHS currently markets through approximately 270 independent contractors.

23.

During the year, NHS completed the acquisition of the equipment and related customer contracts from morEnergy Services Inc. (“morEnergy”) for approximately $9.7 million. The acquisition was primarily financed through additional funding from Home Trust Company (“HTC”). Included in the acquisition were the equipment and customer contracts related to 26,000 water heaters and 1,000 air conditioner and furnace units with an average remaining life of seven years.

Total installed customer base at the end of fiscal 2013, including water heaters, furnaces and air conditioners, amounted to 235,000, an increase of 42% from the installed customer base of 165,000 as at March 31, 2012. Excluding the acquired customers from morEnergy, the number of installed units added through marketing increased by 26% during fiscal 2013.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS holds a long-term financing agreement with HTC for the funding of the water heaters, furnaces and air conditioners in Ontario. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven—or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is 7.89% to 7.99%. HTC is then paid an amount that is equal to the customer rental payments on the water heaters for the next five, seven or ten years as applicable. As at March 31, 2013, the balance outstanding was $226.7 million, with an average term of 6.1 years.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result will be an asset that will generate strong cash returns following repayment of the HTC financing. The embedded gross margin within the NHS contracts grew 52% to $597.6 million during the year, up from $393 million as at March 31, 2012.

Just Energy has started selling SmartStat thermostats through its Consumer division and NHS. The thermostats are currently being marketed through a cross-sell opportunity to Just Energy’s existing customer base in Ontario and Texas as well as in bundled product offerings with commodity or air conditioner/furnace rentals. This new initiative was launched late in the third quarter of fiscal 2013 with approximately 7,000 installations completed as of March 31, 2013.

RESULTS OF OPERATIONS

For the year ended March 31, 2013, NHS had gross margin of $42.0 million, an increase of 50% from $28.0 million reported in the prior year. Administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, were $19.2 million for the year ended March 31, 2013, an increase of 49% year over year due to the larger customer base, the expansion into Quebec as well as a restructuring of management compensation.

Base EBITDA for the Home Services division for fiscal 2013 amounted to $27.9 million, an increase from $17.8 million in the prior year. This increase is attributable to the increase in gross margin associated with the continued strong growth in the installed customer base.

Finance costs amounted to $15.8 million for the year ended March 31, 2013, an increase from $10.0 million recorded in prior year. NHS outstanding debt was $257.4 million as at March 31, 2013, up from $147.2 million in the year prior.

Other divisions (Network Marketing and Solar)

Adjusted EBITDA generated by Just Energy’s other divisions amounted to $(18.2) million, compared to $(25.6) million in the prior fiscal year.

NETWORK MARKETING (MOMENTIS)

Gross margin decreased by 4% to $15.5 million. This figure does not include gross margin on energy contracts sold through Momentis. The gross margin for Momentis relates to revenue generated by initial registration fees and website fees paid by new independent representatives as well as revenue generated by the sale of third party products such as wireless internet and satellite television services, less the related cost of sales. During fiscal 2013, the growth in the network marketing division slowed compared to the growth experienced in the second half of fiscal 2012. In addition to the energy contracts sold, Momentis has sold other related products equivalent to 24,000 RCEs.

Selling and marketing expenses amounted to $30.1 million for the year ended March 31, 2013, representing the commission earned by independent representatives as well as other overhead costs, a decrease from the $37.3 million expensed in fiscal 2012, a significant portion of which related to upfront costs for building this channel.

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SOLAR (HES)

As at March 31, 2013, the division has made cumulative commitments of $106.8 million, with projects ranging from contracted to completed. The number of total projects completed in fiscal 2013 was valued at $33.9 million. During fiscal 2013, HES entered into an additional financing agreement consisting of construction financing and debt financing. As of March 31, 2013, $21.2 million has been financed using the HES credit facility and construction financing.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES

	Fiscal 2013	Fiscal 2012	% increase (decrease)
Energy marketing	$111,314	$97,085	15%
NHS	19,197	12,901	49%
Other	8,344	4,182	100%

Total administrative expenses	$138,855	$114,168	22%

For the year ended March 31, 2013, administrative expenses were $138.9 million, an increase of 22% from $114.2 million in the prior fiscal year.

Energy marketing administrative costs were $111.3 million for fiscal 2013, an increase of 15% from $97.1 million for the year ended March 31, 2012. The increase year over year was partially a result of the inclusion of a full year of administrative expenses relating to the Fulcrum acquisition, which occurred at the midway point of fiscal 2012. Excluding the Fulcrum-related expenses, energy marketing expenses increased by 11% in fiscal 2013. The increase was driven by a 9% increase in customers from a year earlier as well as increased expenses relating to expansion into new markets including the U.K. commercial launch.

Administrative expenses for NHS and Other (Network Marketing and Solar divisions) for fiscal 2013 were $19.2 million and $8.3 million, respectively, both reflecting an increase from the prior year as a result of the growth in operations. The increase in administrative expenses at NHS also included a restructuring of management compensation.

SELLING AND MARKETING EXPENSES

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $208.0 million, an increase of 17% from $177.3 million in fiscal 2012.

New customers signed by the sales force totalled 1,355,000 during fiscal 2013, an increase of 24% compared to 1,091,000 customers added through our sales channels in fiscal 2012. The increase in selling and marketing costs was less than the increase in customers due to the increased use of lower cost marketing channels and lower unrecovered marketing expenses associated with the Network Marketing division.

Commissions related to obtaining and renewing broker commercial contracts are paid all or partially upfront or as residual payments over the life of the contract. If the commission is paid all or partially upfront, the amortization is included in selling and marketing expenses at the time the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 84% are commercial broker customers and approximately 66% of these commercial brokers are being paid recurring residual payments.

During the year ended March 31, 2013, $11.5 million in commission-related expenses for energy marketing were capitalized to contract initiation costs. Of the capitalized commissions, $2.4 million represents commissions paid to maintain gross margin and therefore is included in the maintenance capital deducted in the Adjusted EBITDA calculation.

Selling and marketing expenses to maintain gross margin were $98.5 million for the year ended March 31, 2013, an increase of 18% from $83.3 million for fiscal 2012 as a result of more customers up for renewal and associated costs offset by the lower commission per customer and higher commercial customer additions.

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Selling and marketing expenses to add new gross margin represents the portion of costs that were required to create the increase in embedded gross margin during the year. Embedded gross margin increased $292.1 million in fiscal 2013. Expenditures from home services, energy marketing and network marketing resulted in this net growth. Selling and marketing expenses to add new gross margin in the year ended March 31, 2013, totalled $92.1 million, an increase of 15% year over year matching the 15% growth in embedded margin. In the prior fiscal year, $80.0 million was spent to increase embedded gross margin.

Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson, Fulcrum and NHS. For the year ended March 31, 2013, the amortization amounted to $17.4 million, an increase of 24% from $14.0 million reported in the prior fiscal year.

Aggregation costs per customer for the year ended March 31, 2013, for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Residential	Commercial	Commercial Broker (annual)
Natural gas
Canada	$233/RCE	$104/RCE	$23/RCE
United States	$150/RCE	$129/RCE	$27/RCE
Electricity
Canada	$227/RCE	$163/RCE	$40/RCE
United States	$138/RCE	$143/RCE	$31/RCE

Average aggregation costs	$155/RCE	$133/RCE	$31/RCE

The $31/RCE average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $31/RCE per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $56 (1.8 x $31/RCE) to the year’s $31/RCE average aggregation cost for commercial broker customers reported above. For the prior year, total aggregation costs per residential, commercial and commercial brokers were $181/RCE, $135/RCE and $35/RCE, respectively.

BAD DEBT EXPENSE

In Illinois, Alberta, Texas, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. HES also assumes the credit risk for its customers once projects are completed and interconnected. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the year ended March 31, 2013, Just Energy was exposed to the risk of bad debt on approximately 51% of its sales, compared with 43% of sales during the year ended March 31, 2012. The increase in the amount of sales exposed to bad debt is due to the increase in customer base in markets such as Texas where Just Energy bears the bad debt risk as well as a full year of sales associated with the Fulcrum acquisition.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the year ended March 31, 2013, was $30.9 million, an increase of 8% from $28.5 million expensed for the year ended March 31, 2012. The bad debt expense increase was a result of a 23% increase in total revenues for the current year for the markets where Just Energy bears the credit risk including the increase in customer base and additional revenue earned in Texas from the customers acquired from Fulcrum. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the year ended March 31, 2013, the bad debt expense of $30.9 million represents 2.1% of relevant revenue, lower than the bad debt for fiscal 2012, which represented 2.4% of relevant revenue.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

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FINANCE COSTS

Total finance costs for the year ended March 31, 2013 amounted to $75.2 million, an increase of 38% from $54.5 million recorded in fiscal 2012. The increase is a result of a full year of interest associated with the $100m convertible shares issued to fund the Fulcrum acquisition in September 2011, the interest on the $105 million unsecured note issued in November 2012 as well as higher borrowing costs for the credit facility and NHS and HES financing.

FOREIGN EXCHANGE

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the year ended March 31, 2013, a foreign exchange unrealized gain of $3.3 million was reported in other comprehensive income gain versus $2.4 million in fiscal 2012.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX

For the years ended March 31

(thousands of dollars)

	Fiscal 2013	Fiscal 2012
Current income tax expense	$2,061	$662
Future tax expense	84,324	36,865

Provision for income tax	$86,385	$37,527

Just Energy recorded a current income tax expense of $2.1 million for the year, versus a $0.7 million of expense in fiscal 2012. The increase in current tax expense is mainly due to higher U.S. state income tax expense recorded during fiscal 2013.

During this fiscal year, a deferred tax expense of $84.3 million has been recorded, versus a deferred tax expense of $36.9 million in fiscal 2012. The additional deferred tax expense is mainly a result of a further decline of the cumulative mark to market losses from financial instruments as a result of a change in fair value of these derivative instruments during this year.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2013, Canadian corporations under Just Energy are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

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Discontinued Operations

Ethanol Division (TGF)

In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF has been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. The disposal of TGF is due to be completed within the next 12 months. At March 31, 2013, TGF was classified as held for sale. Accordingly, it has been identified as a discontinued operation along with its related non-recourse debt. Just Energy has no expectation of cash recovery above outstanding debt on the sale.

For the year ended March 31, 2013, the plant achieved an average production capacity of 73%, a decrease from average production capacity of 80% in the prior fiscal year. During the current year, production was impacted by plant shutdowns for both scheduled and unscheduled maintenance.

Ethanol prices were, on average, $0.66 per litre, a decrease of 8% from the prior comparable year and wheat prices averaged $257 per metric tonne for year ended March 31, 2013 up 21% from $213 for fiscal 2012.

RESULTS OF OPERATIONS

For the year ended March 31, 2013, TGF had sales of $107.1 million, a decrease of 18% from $130.5 million in the prior year. The decrease in sales is a result of lower ethanol prices and lower production during the year. Gross margin amounted to $8.2 million, a decrease of 54% from $17.8 million in the prior year as a result of lower sales and higher wheat prices. In fiscal 2013, the plant produced 109.1 million litres of ethanol and 100,680 metric tonnes of DDG, resulting in a productive capacity of 73%. In the prior fiscal year, TGF produced 119.3 million litres of ethanol and 111,104 metric tonnes of DDG and experienced an average production capacity of 80%.

TGF receives a federal subsidy based on the volume of ethanol produced related to the ecoEnergy for Biofuels Agreement initially signed on February 17, 2009. The subsidy was $0.07 per litre for fiscal 2013. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Liquidity and capital resources from continuing operations

SUMMARY OF CASH FLOWS

For the years ended March 31

(thousands of dollars)

	Fiscal 2013	Fiscal 2012
Operating activities from continuing operations	$99,762	$147,191
Investing activities from continuing operations	(162,130)	(204,983)
Financing activities from continuing operations, excluding dividends	206,987	170,010
Effect of foreign currency translation	(2,690)	326

Increase in cash before dividends	141,929	112,544
Dividends (cash payments)	(156,651)	(146,822)

Decrease in cash	(14,722)	(34,278)
Increase (decrease) in cash from discontinued operations and cash reclassified to assets held for sale	—	(10,135)
Cash and cash equivalents – beginning of year	53,220	97,633

Cash and cash equivalents – end of year	$38,498	$53,220

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flow from continuing operating activities for the period ended March 31, 2013, was $99.8 million, a decrease from $147.2 million in fiscal 2012. Cash flow from continuing operations decreased as the increase in gross margin was offset by higher selling and marketing and administrative expenses. Gross margin increased by 5% year over year while administrative and selling and marketing costs increase by 22% and 17%, respectively.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Just Energy purchased capital assets totalling $101.4 million during the year, an increase from $74.6 million in the prior year. Just Energy’s capital spending related primarily to the installations for the Home Services and Solar divisions. In addition, the purchase of intangible assets and water heater contracts was $14.6 million in fiscal 2013, an increase from $5.9 million in fiscal 2012 as a result of the morEnergy acquisition amounting to $9.7 million. Contract initiation costs increased to $31.1 million in fiscal 2013, compared to $28.2 million in the year ended March 31, 2012.

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FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Financing activities, excluding dividends/distributions, relates primarily to the issuance and repayment of long-term debt. During the year ended March 31, 2013, $492.8 million in long-term debt was issued primarily to fund capital investments made by the Home Services and Solar divisions. Long-term debt amounting to $277.6 million was repaid during fiscal 2013. In the prior comparable year, $464.5 million was issued in long-term debt relating to the credit facility and NHS financing with $282.2 million being repaid.

As of March 31, 2013, Just Energy had a credit facility of $370 million expiring on December 31, 2013. As Just Energy continues to expand in the U.S. markets, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Company to enter, funding requirements will be fully supported through the credit facility.

Just Energy’s liquidity requirements are primarily driven by the delay from the time that a customer contract is signed until cash flow is generated. For consumer customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

DIVIDENDS/DISTRIBUTIONS (CASH PAYMENTS)

For fiscal years 2013 and 2012, the annual dividend rate was $1.24 per share. During the year ended March 31, 2013, Just Energy paid dividends/distributions to its shareholders and holders of restricted share grants and deferred share grants in the amount of $156.7 million, compared to $146.8 million in fiscal 2012. For the year ended March 31, 2013, $21.6 million of the dividends were paid in shares under the dividend reinvestment plan (“DRIP”), compared with $28.4 million in fiscal 2012.

Just Energy has an annual dividend rate of $0.84 per share effective April 2013. The current dividend policy provides that shareholders of record on the 15th day of each month or the first business day thereafter receive dividends at the end of the month. Investors should note that due to the DRIP, a portion of dividends declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent. Effective May 1, 2013, the DRIP plan is available to both Canadian and US resident shareholders. For the period of February through September 2012, Just Energy suspended its DRIP program, in conjunction with the approval of the normal course issuer bid.

Just Energy will continue to utilize its cash resources for expansion into new markets and, grow its existing energy marketing customer base and product offerings, expand its Solar and Home Services divisions, and make accretive acquisitions of customers as well as pay dividends to its shareholders.

Balance Sheet as at March 31, 2013, compared to March 31, 2012

Cash decreased from $53.2 million as at March 31, 2012, to $38.5 million. The utilization of the credit facility increased from $98.5 million to $110.1 million. The increase in the utilization of the credit facility is a result of the growth in the energy marketing operations as well as the funding requirements of the Solar and Network Marketing divisions.

As at March 31, 2013, trade receivables and unbilled revenue amounted to $315.6 million and $129.2 million, respectively, compared to March 31, 2012, when the trade receivables and unbilled revenue amounted to $294.3 million and $130.8 million, respectively. The increase is related to the 10% increase in the total customer base. Trade payables have increased by 5% from $287.1 million to $301.8 million during the year.

As at March 31, 2013, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $5.2 million and $13.0 million respectively. This build-up of inventory at the LDCs is lower than at March 31, 2012 due to

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higher consumption during the comparatively colder winter weather in the current fiscal year. At March 31, 2012, Just Energy had gas delivered in excess of consumption and deferred revenue amounting to $12.8 million and $12.0 million, respectively. In addition, gas in storage decreased slightly from $11.5 million as at March 31, 2012 to $11.1 million as at March 31, 2013 due to lower seasonal consumption in fiscal 2012.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson, Fulcrum and Universal purchases. The total intangible asset balance decreased to $447.3 million, from $549.4 million as at March 31, 2012, as a result of amortization.

Long-term debt (excluding the current portion) has increased from $679.1 million to $795.2 million in the year ended March 31, 2013, primarily as a result of additional funding related to the Home Services division and the issuance of indenture notes and HES financing.

Shareholders’ equity remains in a deficit position of $1.3 billion, lower than the deficit of $1.7 billion at March 31, 2012. Just Energy’s profit includes an amount relating to the change in fair value of derivative instruments. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized non-cash gains or losses depending upon current supply pricing.

Long-term debt and financing for continuing operations

(thousands of dollars)

	March 31, 2013	March 31, 2012
Just Energy credit facility	$110,121	$98,455
$105 million senior unsecured note	105,000	—
NHS financing	257,427	147,220
$90m convertible debentures	87,610	86,101
$330m convertible debentures	297,928	291,937
$100m convertible debentures	87,579	85,879
HES financing
Credit facility	11,431	—
Construction loan	9,776	—

JUST ENERGY CREDIT FACILITY

Just Energy holds a $370 million credit facility to meet working capital requirements. The credit facility expires December 31, 2013. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches. Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, among others, TGF, NHS and HES, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the fiscal year, the credit facility agreement was amended pursuant to which certain covenants were renegotiated to facilitate the growth of the business. As at March 31, 2013, all of the covenants had been met.

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$105 MILLION SENIOR UNSECURED NOTE

The $105 million senior unsecured note bears interest at 9.75% and matures in May 2018. The $105 million senior unsecured note is subject to certain financial and other covenants. As of March 31, 2013, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, TGF, HES, Momentis and the UK operations.

	Three months ended March 31, 2013	Year ended March 31, 2013
Base EBITDA	$95,352	$156,757
Adjusted EBITDA	134,288	210,124
Share-based compensation	7,547	10,041
Maintenance capital expenditures	5.751	5,910

NHS FINANCING

NHS has a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace and air conditioner contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, air conditioner and furnace contracts for the five, seven or ten years, respectively. Under the agreement, up to one-third of new rental agreements may be financed for each of the seven—or ten-year terms. As at March 31, 2013, the average term of the HTC funding was 6.1 years.

The financing agreement is subject to a holdback provision of 3–5%. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of non-financial covenants under the agreement and, as at March 31, 2013, all of these covenants had been met.

With the acquisition of the 27,000 MorEnergy contracts, NHS also assumed debt related to the original funding of contracts. Under the agreement, customer payments flow directly to a restricted bank account which is swept monthly in order to pay the current outstanding debt of $30.8 million. The debt bears interest between 7.5% to 11% and is secured by the underlying assets. The debt will be satisfied in August of 2022.

$90M CONVERTIBLE DEBENTURES

In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at March 31, 2013, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 38.64 Just Energy common shares, representing a conversion price of $25.88 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the payment of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330M CONVERTIBLE DEBENTURES

To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in

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each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES

On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures, which were used to purchase Fulcrum. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, commencing March 31, 2012, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85.

The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

HES FINANCING

Effective August 1, 2012, HES, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects. The credit facility matures August 1, 2014, with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%. The facility is subject to certain financial and other covenants and is secured by the assets financed under this agreement. As at March 31, 2013, all of the covenants had been met.

HES, through a subsidiary, has entered into an arrangement providing access to a construction loan for up to approximately $12 million, to fund certain specified projects. As at March 31, 2013, $9.8 million has been advanced under this loan. The construction loan bears interest at 10% and is due upon completion of certain solar projects. Upon completion of the solar projects, the construction loan will be settled from the proceeds of a term loan to be received from the same counterparty and an investment from an institutional investor. The term loan for approximately $6.5 million will bear interest at 8% and mature in six years. The investment will be for approximately $7 million and will provide the institutional investor with a significant portion of the tax incentives generated by the projects funded. This arrangement is subject to certain financial covenants and warranties, all of which have been met as of March 31, 2013.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

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PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$301,820	$301,820	$—	$—	$—
Long-term debt (contractual cash flow)	1,014,227	162,474	189,801	403,946	258,006
Interest payments	247,255	60,452	102,084	71,948	12,771
Premises and equipment leasing	31,600	7,550	$10,755	$7,037	$6,258
Royalty payments	53,041	662	11,082	9,647	31,650
Long-term gas and electricity contracts	2,549,866	1,372,855	993,719	182,020	1,272

	$4,197,809	$1,905,813	$1,307,441	$674,598	$309,957

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off Balance Sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $115.5 million to various counterparties, primarily utilities in the markets it operates as well as suppliers.

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, and The Hanover Insurance Group, Just Energy has issued surety bonds to various counterparties including States, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2013 was $35.3 million.

Critical accounting estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have significant impact on the consolidated financial statements relate to the following:

Impairment of non-financial assets

To determine the recoverable amount of an impaired asset, the Company estimates expected future cash flows at the CGU level and determines a suitable discount rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, the Company makes assumptions about future sales, gross margin rates, expenses, capital expenditures, and working capital investments which are based upon past and expected performance. Determining the applicable discount rate involves estimating appropriate adjustments to market risk and to Company-specific risk factors. An impairment loss is recognized for the amount by which the carrying amount of an asset or a cash-generating unit (“CGU”) exceeds its recoverable amount. The Company uses judgment when identifying CGUs and when assessing for indicators of impairment. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 21.

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Deferred taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Useful life of key property, plant and equipment and intangible assets

The amortization method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by Just Energy.

Provisions for litigation

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging FERC’s enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these consolidated financial statements as at March 31, 2013. In the general course of operations, Just Energy has made additional provisions for litigation matters that have arisen.

Trade receivables

Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statement of income (loss). In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors. Actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 12 for further details about the assumptions as well as a sensitivity analysis.

Acquisition accounting

For acquisition accounting purposes, all identifiable assets, liabilities and contingent liabilities acquired in a business combination are recognized at fair value on the date of acquisition. Estimates are used to calculate the fair value of these assets and liabilities as at the date of acquisition.

Fair value of derivative financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just

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Energy’s derivative instruments are recorded on a single line on the consolidated income statement. Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

Just Energy common shares

As at May 16, 2013, there were 142,249,269 common shares of Just Energy outstanding.

Normal course issuer bid

During the 12-month period of February 14, 2013 and ending February 13, 2014, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation up to 10,000,000 shares, representing approximately 7.4% of the public float. The maximum number of shares that Just Energy may purchase is 107,182 shares, or approximately 25% of the average daily trading volume of the previous six-months trading activity on the Toronto Stock Exchange. As at May 16, 2013, Just Energy has not repurchased any shares for cancellation.

In addition, Just Energy has approval to make a normal course issuer bid for the $330M convertible debentures and $100M convertible debentures during the 12-month period of February 22, 2013 through to February 21, 2014. For the $330M convertible debentures, a total of $33 million, representing 10% of the public float may be purchased for cancellation with up to $158,993 being available to purchase on a daily basis. For the $100M convertible debentures, the daily limit is set at $24,548 with up to $10 million being available for cancellation, representing 10% of the public float. As of May 16, 2013, Just Energy has not repurchased any of the convertible debentures for cancellation.

During the 12-month period of December 16, 2011 to December 15, 2012, Just Energy had approval to make a normal course issuer bid to purchase for cancellation up to 13,200,917 of its common shares, approximately 10% of the public float. During fiscal 2012, Just Energy purchased and cancelled 84,100 shares at an average price of $11.36 for total cash consideration of $1.0 million. There were no additional shares purchased for cancellation during fiscal 2013.

Recently issued accounting standards

RECENT PRONOUNCEMENTS ISSUED

IAS 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OC”I). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings) would be presented separately from items that will never be reclassified (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets). The amendment affects presentation only and has no impact on the Just Energy’s financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012, and will therefore be applied in Just Energy’s first annual report after becoming effective.

IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact Just Energy’s financial position or performance and become effective for annual periods beginning on or after January 1, 2013.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Just Energy’s financial assets, but will not have an impact on classification and measurements of financial liabilities. Just Energy will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

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IFRS 10, Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. IFRS 10 will not have any impact on the currently held investments of Just Energy. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Ventures. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The adoption of this standard will not have a material impact on the financial results of Just Energy.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but has no impact on Just Energy’s financial position or performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 13, Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The adoption of this standard will not have a material impact on the financial results of Just Energy. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IAS 27, Separate Financial Statements

On April 1, 2013, Just Energy will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The adoption of this standard will not have a material impact on the financial results of Just Energy.

IAS 28, Investments in Associates and Joint Ventures

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on or after January 1, 2013.

The Company will apply this standard when there is joint control or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The adoption of this standard will not have a material impact on the financial results of the Company.

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Just Energy’s financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

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IFRS improvements

IAS 1 Presentation of Financial Statements

This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period.

IAS 16 Property Plant and Equipment

This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32 Financial Instruments, Presentation

This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

IAS 34 Interim Financial Reporting

The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

These improvements are effective for annual periods beginning on or after 1 January 2013.

RISK FACTORS

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be as yet unknown and other risks, currently regarded as immaterial, could turn out to be material.

Legislative and regulatory environment

Just Energy operates in the highly regulated natural gas and electricity retail sales industry in all of its jurisdictions. In addition, there are draft regulatory requirements and legislation that will impact NEC. Just Energy and NHS when the relevant requirements are enforceable must comply with the legislation and regulations in these jurisdictions in order to maintain its licensed status and to continue its operations. There is potential for change to this legislation and these regulatory measures to impact Just Energy’s and NHS’s business model. As part of doing business door-to-door, Just Energy receives complaints from consumers which may involve sanctions from regulatory and legal authorities including those which issue marketing licenses. The most significant potential sanction is the suspension of a license as Just Energy would no longer be able to market in that particular jurisdiction. Similarly, changes to consumer protection legislation in those provinces and states where Just Energy markets to non-commercial customers may impact Just Energy’s business model and include additional measures that require additional administration together with potential impacts to contracting, renewal and retention rates.

Although the rule-making for the recent financial reform act in the United States has not been finalized, Just Energy will be required to comply with certain aspects regarding reporting of derivative activity. Furthermore, it is expected that several of Just Energy’s counterparties will be impacted by this legislation in a significant manner. The costs associated with Just Energy’s increased reporting requirements as well as doing business with counterparties more significantly impacted than Just Energy cannot yet be fully determined. There are similar requirements that are being introduced in Canada.

In addition to the litigation referenced herein and occurring in the ordinary course of business, Just Energy may in the future be subject to class actions, other litigation and other actions arising in relation to its consumer contracts and marketing practices. See the “Legal proceedings” section on page 44 of this report. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s daily business. The adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on the Company’s ability to favourably resolve other lawsuits and on the Company’s financial condition and liquidity.

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Credit facilities and other debt arrangements

The credit facility maintained by Just Energy Ontario L.P. and Just Energy U.S. Corp. is in the amount of $370 million. The lenders under such credit facility together with certain of the suppliers of Just Energy and its affiliates, are parties to an intercreditor agreement and related security agreements which provide for a joint security interest over all customer contracts. There are various covenants pursuant to the credit facility that govern the activities of Just Energy and its subsidiaries and affiliates. The borrowers are required to submit monthly reports addressing, among other things, mark to market exposure, their borrowing base and a supply/demand projection. To date, Just Energy’s subsidiaries have met the requirements of the credit facility; however, should those subsidiaries default under the terms of the credit facility, the credit facility becomes unavailable and could have a significant material adverse effect on the business of those subsidiaries and on the results of operations and financial performance of Just Energy if it is not able to obtain other financing on satisfactory terms.

TGF also has a credit facility of up to $50 million and a debenture purchase agreement providing for the issuance of up to $40 million associated with the Belle Plaine facility. Security for these facilities includes a first priority security interest on all assets and undertakings of TGF. There is a risk that these credit facilities, including the debenture purchase agreement, may not continue to be available on the same terms. Furthermore, there is a risk that TGF will not be able to meet the terms of the existing facilities and no further facilities are extended. There is no recourse through to other areas of Just Energy and the ultimate result of this risk is therefore restricted to TGF.

NHS has also entered into a long-term financing agreement with respect to the installation of water heaters, air conditioners and furnaces. In the event this financing became unavailable, Just Energy would have to otherwise fund the Home Services business.

HES has entered into various financing agreements with respect to the installation of solar projects. These arrangements involve various covenants and reporting requirements. Should there be an event of default, there is no recourse through to the other areas of Just Energy and the ultimate result of this risk is restricted to HES and its subsidiaries.

Liquidity Risk

Just Energy has a number of debt facilities including convertible debentures with maturation dates between 2014 and 2016. There is a risk that Just Energy will be unable to settle these debentures when they mature or refinance this debt on satisfactory terms. In addition, Just Energy has a finite credit facility of $370 million which may or may not provide sufficient liquidity for operations as the company continues to grow and expand.

Financial markets

Significant events or volatility in the financial markets could result in the lack of (i) sufficient capital to absorb the impact of unexpected losses and/or (ii) sufficient liquidity or financing to fund operations and strategic initiatives. Furthermore, significant volatility in exchange rates and interest rates could have an adverse impact on product pricing, gross margins and net interest expense. In addition, inappropriate hedging strategies for mitigating foreign exchange, interest rate and equity exposures could cause a significant impact on earnings.

Availability of credit

In several of the markets in which Just Energy operates, payment is provided by LDCs only when the customer has paid for the consumed commodity (rather than when the commodity is delivered). Also, in some markets, Just Energy must inject gas inventory into storage in advance of payment. These factors, along with the seasonality of customer consumption, create working capital requirements necessitating the use of Just Energy’s available credit. In addition, some of Just Energy’s subsidiaries and affiliates are required to provide credit assurance, by means of providing guarantees or posting collateral, in connection with commodity supply contracts, license obligations and obligations owed to certain LDCs and pipelines. Cash flow could be impacted by the ability of Just Energy to fund such requirements or to provide other satisfactory credit assurance for such obligations. To mitigate credit availability risk and its potential impact to cash flow, Just Energy has security arrangements in place pursuant to which commodity suppliers and the lenders under the credit facility hold security over substantially all of the assets of Just Energy (other than NHS, TGF and HES). The most significant assets of Just Energy consist of its contracts with customers, which may not be suitable as security for some creditors and commodity suppliers. To date, the credit facility and related security agreements have met the collateral posting and operational requirements of the business. Just Energy’s business may be adversely affected if it is unable to meet cash obligations for operational requirements or its collateral posting requirements and this may be exacerbated by the new regulatory requirements and their associated risks regarding derivatives discussed above.

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Cash dividends are not guaranteed

The ability to pay dividends and the actual amount of dividends will depend upon numerous factors, including profitability, fluctuations in working capital; debt service requirements (including compliance with credit facility obligations); the sustainability of margins; the ability of Just Energy to procure, at favourable prices, its estimated commitment to supply natural gas and electricity to its customers; the ability of Just Energy to secure additional gas and electricity contracts; and other factors beyond the control of Just Energy. Management of Just Energy cannot make any assurances that the Company’s affiliates will be able to pass any additional costs arising from legislative changes (or any amendments) onto customers. Cash dividends are not guaranteed and will fluctuate with the performance of the Company’s affiliates and other factors.

Issuance of additional shares

The Company may issue additional or unlimited number of common shares and up to 50,000,000 preferred shares without the approval of shareholders which would dilute existing shareholders’ interests.

Expansion strategy and future acquisitions

The Company plans to grow its business by expansion into additional deregulated markets through organic growth and acquisitions. The expansion into additional markets is subject to a number of risks, any of which could prevent the Company from realizing its business strategy.

Acquisitions involve numerous risks, any one of which could harm the Company’s business, including difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses; difficulties in supporting and transitioning customers, if any, or assets of the target company may exceed the value the Company realizes, or the value it could have realized if it had allocated the purchase price or other resources to another opportunity; risks of entering new markets or areas in which Just Energy has limited or no experience or are outside its core competencies; potential loss of key employees, customers and strategic alliances from either Just Energy’s current business or the business of the target; assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and inability to generate sufficient revenue to offset acquisition costs.

Future acquisitions or expansion could result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on business, results of operations, liquidity and financial condition. The failure to successfully evaluate and execute acquisitions or otherwise adequately address the risks associated with acquisitions could have a material adverse effect on Just Energy’s business, results of operations and financial condition. Just Energy may require additional financing should an appropriate acquisition be identified and it may not have access to the funding required for the expansion of its business or such funding may not be available to Just Energy on acceptable terms. There is no assurance that Just Energy will determine to pursue any acquisition or that such an opportunity, if pursued, will be successful.

Volatility of commodity prices – enforcement

A key risk to Just Energy’s business model is a sudden and significant drop in the market price of gas or electricity resulting in some customers renouncing their contracts. Just Energy may encounter difficulty or political resistance for enforcement of liquidated damages and/or enactment of force majeure provisions in such a situation and be exposed to spot prices with a material adverse impact to cash flow.

Information technology systems

Just Energy operates in a high volume business with an extensive array of data interchanges and market requirements. Just Energy is dependent on its management information systems to track, monitor and correct or otherwise verify a high volume of data to ensure the reported financial results are accurate. Management also relies on its management information systems to provide its independent contractors with compensation information, provide its brokers with pricing and compensation information and to electronically record each customer telephone interaction. Independent representatives in Just Energy’s network marketing division rely entirely on information systems for sales and compensation as all interaction is performed on-line. Just Energy’s information systems also help management forecast new customer enrollments and their energy requirements, which helps ensure that Just Energy is able to supply its new customers’ estimated average energy requirements without exposing the Company to the spot market beyond the risk tolerances established by the Risk Management Policy. The failure of Just Energy to install and maintain these systems could have a material adverse effect on the operations and cash flow of Just Energy.

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Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Although Just Energy balances its estimated customer requirements net of contracted commodity, it is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements or where it has not been able to exactly purchase the estimated customer requirements. Just Energy is also exposed to interest rates associated with its credit facility and foreign currency exchange rates associated with the repatriation of U.S. dollar denominated funds for Canadian dollar denominated dividends. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets, and the absolute and relative levels of interest rates and foreign currency exchange rates. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices and foreign currency rates; current exposure to interest rates does not economically warrant the use of derivative instruments. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that the payment of dividends to shareholders can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Energy trading inherent risks

Energy trading subjects Just Energy to some inherent risks associated with future contractual commitments, including market and operational risks, counterparty credit risk, product location differences, market liquidity and volatility. There is continuous monitoring and reporting of the valuation of identified risks to the internal Risk Committee, Executive Committee and the Risk Committee of the Board of Directors. The failure or inability of Just Energy to monitor and address the energy trading inherent risks could have a material adverse effect on its operations and cash flow.

Customer credit risk

In Alberta, Massachusetts, California, Texas, Georgia, Michigan, Illinois, and for commercial direct-billed accounts in British Columbia, Just Energy has credit risk. If a significant number of residential customers or a collection of larger commercial customers for which Just Energy has the credit risk were to default on their payments, it could have a material adverse effect on the operations and cash flow of Just Energy. Management factors default from credit risk in its margin expectations for all customers in these markets and for commercial customers where Just Energy has that credit risk.

For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future which would mean that Just Energy would have to accept additional customer credit risk similar to the markets listed above.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin or replacing contracted foreign exchange at prevailing market rates impacting the related Canadian dollar denominated cash flows. The failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flow of Just Energy.

Availability of supply

The Just Energy business model is based on contracting for supply to lock in margin. There is a risk that counterparties could not deliver due to business failure, supply shortage or be otherwise unable to perform their obligations under their agreements with Just Energy, or that Just Energy could not identify alternatives to existing counterparties. Just Energy continues to investigate opportunities to identify or secure additional gas suppliers and electricity suppliers. Just Energy’s commodity contracts are predominantly with Shell, BP, Bruce Power, Exelon, Société Générale, EDF Trading North America, LLC and National Bank of Canada. Other suppliers represent less than 3% of commodity supply.

Dependence on independent sales contractors and brokers

Just Energy must retain qualified independent sales contractors to conduct its door-to-door sales in most jurisdictions as well as brokers and inside salespeople to market to commercial customers despite competition for these sales professionals from Just Energy’s competitors. If Just Energy is unable to attract a sufficient number of independent sales contractors, sales representatives or brokers, Just Energy’s customer additions and renewals may decrease and the

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Company may not be able to execute its business strategy. The continued growth of Just Energy is reliant on distribution channels, including the services of its independent sales contractors and brokers. There can be no assurance that competitive conditions will allow these independent contractors and brokers, who are not employees of Just Energy or its affiliates, to achieve these customer additions. Lack of success in these marketing programs would limit future growth of the cash flow of Just Energy.

Just Energy has consistently taken the position that its independent sales contractors act independently pursuant to their contracts for service, which provide that Just Energy does not control how, where or when they provide their services. On occasion, an independent contractor may make a claim that they are entitled to employee benefits pursuant to legislation even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees and Just Energy must respond to these claims. Just Energy’s position has been confirmed and disputed by regulatory bodies in certain instances, but some of these decisions are under appeal. Should the regulatory bodies be ultimately successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty. It could also mean that Just Energy would have to reassess its position in respect of other regulatory matters affecting its independent sales contractors, such as income tax treatment.

Electricity supply – balancing risk

It is Just Energy’s policy to procure the estimated electricity requirements of its customers with offsetting electricity derivatives in advance of obtaining customers. Depending on several factors, including weather, Just Energy’s customers may use more or less electricity than the volume purchased by Just Energy for delivery to them. Just Energy is able to invoice some of its existing electricity customers for balancing charges or credits when the amount of energy used is greater than or less than the amount of energy that Just Energy has estimated. For other customers, Just Energy bears the risk of fluctuation in customer consumption. In addition, under certain circumstances, there can be balancing issues for which Just Energy is responsible when customer aggregation forecasts are not realized. The inability or failure of Just Energy to manage and monitor these balancing risks could have a material adverse effect on its operations and cash flow.

Natural gas supply – balancing risk

It is Just Energy’s policy to procure the estimated gas requirements of its customers with offsetting gas derivatives in advance of obtaining customers. Depending on several factors including weather, Just Energy’s customers may use more or less gas than the volume purchased by Just Energy for delivery to them. Just Energy does not invoice its natural gas customers for balancing and, accordingly, bears the risk of fluctuation in customer consumption. Just Energy monitors gas consumption and actively manages forecast differences in customer consumption due to weather variations as well as forecast LDC balancing requirements. To the extent that forecast balancing requirements are beyond initial estimates, Just Energy will bear financing responsibility, be exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs. The inability or failure of Just Energy to manage and monitor these balancing risks could have a material adverse effect on its operations and cash flow.

JustGreen – balancing risk

The balancing risk associated with this product is different in that there is no utility reconciliation of the requirements and public perception of the product is a more significant risk. Public perception risk could materialize in a variety of manners including impacts to reputation and the ability for Just Energy to continue to successfully market the product. The Risk Management Policy requires that there be no short positions for this product and management ensures that there is an independent review performed annually of the match of purchased supply to committed delivery.

Electricity and gas contract renewals and attrition rates

As at March 31, 2013, Just Energy held long-term electricity and gas contracts reflecting approximately 4,222,000 long-term RCEs. The renewal schedule for the contracts is noted on page 23. In fiscal 2013, Just Energy experienced contract attrition rates of approximately 9% in Canada and 24% in the U.S. for gas with rates of 9% and 12% being realized for Canada and the U.S., respectively, for electricity. Management forecasts using a combination of experienced and expected attrition per year, however there can be no assurance that these rates of annual attrition will not increase in the future or that Just Energy will be able to renew its existing electricity and gas contracts at the expiry of their terms. Changes in customer behaviour, government regulation or increased competition may affect attrition and renewal rates in the future, and these changes could adversely impact the future cash flow of Just Energy. See page 22 for further discussion on “Renewals”.

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Model risk

The approach to calculation of market value and customer forecasts requires data—intensive modeling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, results could change significantly should underlying assumptions prove incorrect or an embedded modeling error go undetected in the vetting process. The impact on the business would depend on the nature of the model and its issue with potential effects in cash flows, credit, hedges or other areas.

Earnings volatility

Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may impact access to capital. Management ensures there is adequate disclosure for both the mark to market and seasonality.

Outsourcing arrangements

Just Energy has outsourcing arrangements to support the call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions, scheduling responsibilities in certain jurisdictions and operation support for its network marketing, U.K. operations and solar installation monitoring efforts. Contract data input is also outsourced as is some corporate business continuity and disaster recovery. Should the outsourced counterparties not deliver their contracted services, Just Energy may experience service and operational gaps that adversely impact customer retention, aggregation and cash flows.

Reliance on third party service providers

In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. In some areas, Just Energy is required to invoice and receive payments directly from its customers; in others, Just Energy is responsible for collection of defaulted amounts; in others, Just Energy is required to invoice and receive payments from certain commercial customers; and in others, Just Energy is responsible for collection of defaulted amounts. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. There is no assurance that the LDCs will continue to provide these services in the future.

Disruptions to infrastructure

Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of the distribution infrastructure. Any disruptions in this infrastructure would result in counterparties and thereafter Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.

Competition

A number of companies (including Direct Energy, NRG, Superior Energy, Exelon and NewEnergy) and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers including Just Energy and impact Just Energy’s growth and retention.

Commodity alternatives

To the extent that natural gas and electricity enjoy a price advantage over other forms of energy, such price advantage may be transitory and consumers may switch to the use of another form of energy. The inherent volatility of natural gas and electricity prices could result in these other sources of energy providing more significant competition to Just Energy.

Capital asset and replacement risk

The retail business does not invest in a significant capital asset program; however the Home Services division, the ethanol plant and the Solar division are more capital-intensive businesses. The risk associated with water heater, heating and air conditioning units and solar panel replacement is considered minimal as there are several suppliers of high efficiency home services appliances as well as solar panels to source replacements and, individually, the units are not

42.

material. The risk associated with the capital assets of the ethanol plant are more significant as parts are not standard, components have a significant associated value and capital asset replacements could significantly impact operations during periods of upgrade or repair.

Social or technological changes affecting home services

Within Canada, the Ontario marketplace is unique in that the vast majority of homeowners rent their water heaters which sets precedence for acceptance of furnace and air conditioning rentals. There can be no assurance that NHS’s customers will continue to accept the home appliance rental concept. It is also possible that more economical or efficient technology than that which is currently used by customers will be developed or that the economic conditions in which the current technology is applied will change resulting in a reduction in the number of installed water heaters, air conditioner and furnace units. A prolonged downturn in the Ontario economy and a corresponding slowdown in new home construction could have an adverse effect on the demand for additional water heaters in Ontario.

Concentration of home appliance suppliers and product faults

Although there are a number of manufacturers of home appliances, NHS relies principally on GSW Inc. for its supply of water heaters and Lennox for its furnaces and air conditioners. Should these suppliers fail to deliver in a timely manner, delays or disruptions in the supply and installation of water heaters could result.

Although NHS maintains what it believes to be suitable product liability insurance, there can be no assurance that NHS will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities, including with respect to product recalls.

HES’ dependence on federal and state legislation and regulation

Various laws, regulations and programs of the U.S. federal government and certain state governments are intended to lead to increased use of renewable resources, including solar energy. For example, certain existing and proposed laws, regulations and programs provide (or if implemented will provide) economic incentives to solar installation. However, existing and proposed laws, regulations and programs have limited time horizons and are constantly changing. In both the U.S. and Canada, legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the economic viability of solar projects. There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated.

TGF’s dependence on commodity prices

TGF’s results of operations, financial position and business outlook are substantially dependent on commodity prices, especially prices for wheat, natural gas, ethanol and dried distillers’ grains. Prices for these commodities are generally subject to significant volatility and uncertainty. As a result, TGF’s results may fluctuate substantially, and TGF may experience periods of declining prices for TGF’s products and increasing costs for TGF’s raw materials, which could result in operating losses and impair the ability of TGF to service its division’s debt.

TGF’s dependence on federal and provincial legislation and regulation

Various laws, regulations and programs of the U.S. federal government and certain provincial and state governments are intended to lead to increased use of ethanol in gasoline. In both the U.S. and Canada, legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the use of ethanol. There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated or at all. In addition, certain jurisdictional governments may oppose the use of ethanol because those jurisdictions might have to acquire ethanol from other jurisdictions, which could increase gasoline prices in those jurisdictions.

Environmental, health and safety laws, regulations and liabilities

TGF owns the land on which it has built the Belle Plaine facility. TGF is subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of TGF’s employees. These laws and regulations require TGF to maintain and comply with numerous environmental permits to operate its Belle Plaine facility. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws, regulations or permit conditions or contamination to the land or neighbouring lands can result in substantial fines, natural

43.

resource damages, criminal sanctions, permit revocations, litigation and/or facility shutdowns. In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require TGF to make additional significant expenditures. Continued government and public emphasis on environmental issues may result in increased future investments for environmental controls at the Belle Plaine facility.

The hazards and risks (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) associated with producing and transporting TGF’s products may also result in personal injury claims by employees, third parties or damage to property owned by TGF or by third parties. TGF could sustain losses for uninsurable or uninsured events, or in amounts in excess of existing insurance coverage.

Alternative fuels

Alternative fuels, additives and oxygenates are continually under development. Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol. It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol, in which case TGF’s business, results of operations and financial condition may be materially adversely affected.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. The California party still has the ability to appeal to the United States Courts for the Ninth Circuit. CEI continues to vigorously contest this matter, which is not expected to have a material impact on the financial condition of the Company.

On December 17, 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. NHS believes the action is without merit and is an attempt by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition. Following a formal investigation, on December 20, 2012, the Commissioner of Competition brought applications against Reliance Home Comfort and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice. NHS will vigorously defend itself against the action and has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act, breaches of the Consumer Protection Act and defamation.

Controls and procedures

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure. As of March 31, 2013, the Company’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Company’s disclosure controls and procedures are effective.

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Internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the International Accounting Standards Board IASB, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective as at March 31, 2013.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the year ended March 31, 2013.

Outlook

Fiscal 2013 was a period of high growth for Just Energy. The Company added 1,396,000 new customers (RCEs and installed units), the most in the Company’s history and 23% more than the previous record additions in fiscal 2012. The total customer base grew to over 4.4 million, up 10% from the total a year earlier. Despite a growing proportion of lower margin commercial customers within the Just Energy book, embedded margin, representing expected future cash receipts from customer contracts, grew to more than $2.2 billion, up 15% year over year. This maintains a record of double digit embedded margin growth since the resurgence of customer additions starting in fiscal 2011. Management believes that embedded margin demonstrates the value of Just Energy’s customer base, a value which is not truly reflected on the Company balance sheet.

Customer additions were again strong for both the Consumer and Commercial divisions. The Consumer division added 631,000 customers for fiscal 2013, a 47% increase from 429,000 gross customer additions recorded in the prior fiscal year. Just Energy was able to do this through products like JustGreen and other new flexible offerings. These customers generate the highest margins and Consumer division additions are key to replacing the high margin customers lost to failure to renew. The Company is now seeing net customer growth in the Consumer division and management expects this to continue. NHS, which deals with a similar customer base to that of the Consumer division, added 70,000 installed units aided by the acquisition of 27,000 installations from a competitor. Overall, the NHS customer base grew 42% during the year.

Commercial division additions were 724,000 for the current year, a 9% increase from 662,000 customer additions in the prior fiscal year. Net commercial additions were 332,000 resulting in the 10% growth of the overall customer base. Commercial division margins continued to see competitive compression falling (on a per RCE basis) to an average $74 per year from $82 a year earlier. While this has been a steady trend this year, management expects stabilization of commercial margins in this range over the coming periods.

A side effect of this period of high growth has been a reduction in free cash flow as sales and marketing expense and administrative expense have grown faster than customer margins. The Company has entered ten new markets in the past year and, until these markets reach critical mass, they are cash flow negative despite the fact that every contract will be

45.

cash flow positive over its term. The reason for this is that a significant portion of sales commissions are paid on customer confirmation, while cash flow from the customer start date normally lags this by several months. Similarly, a full administrative operating platform must be in place in each market regardless of how many customers are flowing.

Growth of margin in the future is anticipated to be slowed somewhat by continued customer energy efficiency gains. In key Just Energy markets, the average consumption of electricity per square foot is down more than 10% over the past three years. This requires the Company to continue to alter its supply assumptions and results in reduced profit per customer. The Company believes that the effect of this efficiency is largely reflected in the fiscal 2013 realized margins but management will continue to closely monitor consumption trends.

A positive aspect to the record numbers of customer additions over the past three years is that the vast majority of Just Energy’s markets have reached a critical mass where the up-front cost of annual customer adds is more than offset by the cash flow from customers added over the past three years. Markets like Ohio and Pennsylvania are examples of markets that have reached sufficient size to the point where they will move from cash flow negative in fiscal 2013 to significantly cash flow positive in the coming year.

A second important factor in the Company’s fiscal 2014 outlook is the nature of utility reconciliations and weather related cash flow impacts. When the Company experiences a record warm winter like that of 2011-2012, the cash flow impacts are spread across several quarters. In most markets, the reconciliation of under-usage due to weather takes place in the first and second quarter of the following year. At the same time, the value of any weather derivative hedges is realized during the quarter of under-consumption. This inflates cash flow in years of warm weather and reduces them in the year following, as was the case in fiscal 2012. Because the past winter had normal weather, there should be limited reconciliations in the first half of fiscal 2014 resulting in a favourable comparison versus fiscal 2013.

Also impacting the outlook for fiscal 2014 and beyond is the changing nature of administrative costs as well as sales and marketing expenses. Between the inclusion of a full year of Fulcrum costs and the build out of the U.K. operating platform, administrative costs were up 22% year over year despite a 10% increase in customer base. As noted above, the base is now in place in all key markets and that should allow the Company to realize its expected level of customer growth with a lower year over year increase in administrative costs in fiscal 2014. This trend should extend into the foreseeable future.

Sales and marketing expenses have been declining on a per new customer basis. While partially due to increased commercial sales, the use of new channels such as network marketing, telemarketing and internet sales have also reduced Consumer division costs per customer. This trend is expected to continue in future periods as well.

Bad debt expenses declined from 2.4% of relevant sales to 2.1% in fiscal 2013. This brings these costs to the low end of the Company’s 2% to 3% target range. Management does not expect further reductions in the rate and debt expense is expected to fluctuate over time within the target range depending on economic conditions.

Attrition rates have continued a steady decline as commodity market prices have come in line with the Company’s current contract offerings. Management expects attrition to remain stable or improve slightly in fiscal 2014. The Company’s calculation of embedded margin does not assume any further improvement in attrition rates.

Renewal rates improved significantly in fiscal 2013 rising to 69% from 64%. While Canadian renewals remain a challenge, expectations are for continued improvement back toward historical levels in fiscal 2014 and beyond. Efforts to strengthen the customer relationship through the bundled sale of both commodity and products such as smart thermostats should result in both higher renewals and lower attrition. The Company’s calculation of embedded margin does not assume any further improvement in renewal rates.

Just Energy has provided guidance estimating Base EBITDA of $220 million for fiscal 2014. Because fiscal 2013 EBITDA was depressed by a number of factors noted earlier, this would result in a nominal 34% growth in this measure year over year. Building in interest costs and expected taxes, this would leave the Company with a payout ratio on base funds from operations of under 100% on its current $0.84 per share dividend for fiscal 2014. The Company targets a long term payout of 60% to 65% on base funds from operations and, based on embedded margins and business trends, expects to be within this range by the end of fiscal 2016. This would impute substantial further growth in EBITDA over this period.

46.

In changing the dividend at the February board meeting, management and the board of directors concluded that the new monthly $0.07 per share level met the criteria of providing adequate funding of growth expenditures and making a necessary contribution to the cash repayment of future debt maturities. The combination of anticipated future growth and this lower dividend level is expected to allow the Company to reduce its debt to EBITDA to target range of 3.5 - 4.0 times by the end of fiscal 2016.

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Document 3

TSX: JE

NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports Fourth Quarter and Fiscal 2013 Results

Customer base increases 10% during fiscal 2013 to 4.46 million customers

Embedded gross margin up 15%, year over year

Gross margin expands 5%

Base EBITDA down 16%

EPS increases to $4.30 per share basic from a loss of $0.93 in Fiscal 2012

Management confirms fiscal 2014 guidance—base EBITDA of $220 million, which would represent a 34% increase

TORONTO, ONTARIO — May 16, 2013 —

Just Energy Group, Inc. (TSX:JE; NYSE:JE), a competitive retailer of natural gas and electricity, today announced results for its fiscal 2013 fourth quarter and year end.

Fiscal 2013 Highlights:

•	Record energy customer additions of 1,355,000, increased 24% year over year

•	Strong National Home Services growth with installed base of 235,000, increased 42% year over year

•	Customer base growth to 4.46 million, increased 10% year over year

•	Gross Margin of $525.9 million, increased 5% year over year

•	Embedded Gross Margin of $2.27 billion ($15.77 per share), increased 15% year over year

•	Base EBITDA from continuing operations of $163.1 million, decreased 16% year over year

•	Earnings per Share on continuing operations (basic) of $4.30 increased from a loss of $0.93 last year

Three months ended March 31 (in $ millions)	F2013	F2012
Sales	$877.5	$794.0
Gross margin	157.7	170.7
Administrative expenses	36.7	32.1
Sales and marketing expense	49.3	58.6
Financing costs	22.2	14.9
Base EBITDA from continuing operations[1]	69.6	74.7
Adjusted EBITDA from continuing operations	87.5	107.1
Base Funds from continuing Operations	47.3	54.6
Profit (loss) from continuing operations[2]	203.4	(75.6)
Dividends/distributions	45.0	44.2
Payout ratio – Base EBITDA from continuing operations	65%	59%
Payout ratio – Base Funds from continuing operations	95%	81%

For the year ended March 31, 2013 (in $ millions except customers)	F2013	F2012
Sales	$2,882.0	$2,654.8
Gross margin	525.9	499.7
Administrative expenses	138.9	114.2
Sales and marketing expense	208.0	177.3
Financing costs	75.2	54.5
Base EBITDA from continuing operations[1]	163.1	193.3
Adjusted EBITDA from continuing operations	248.3	267.7
Base Funds from continuing Operations	96.9	160.7
Profit (loss) from continuing operations[2]	601.7	(128.5)
Dividends/distributions	178.4	175.4
Payout ratio – Base EBITDA from continuing operations	109%	91%
Payout ratio – Base Funds from continuing operations	184%	109%
Payout ratio – Base FFO Pro-forma based on current $0.84 dividend	125%	74%
Embedded gross margin	$2,268.9	$1,976.8
Energy customers (RCEs)	4,222,000	3,870,000
Home Services customers (installed units)	235,000	165,000
Total number of customers (RCEs and installed units)	4,457,000	4,035,000

[1]	Continuing operations exclude results of Terra Grain Fuels ethanol plant which is held for sale as a discontinued operation.

[2]

Profit for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Commenting on the annual results, President and CEO Ken Hartwick stated: “2013 was a milestone year for Just Energy and we enter 2014 well positioned to continue building upon this success in achieving our long term objectives. During fiscal 2013 we made considerable investments in our business to drive profitable growth through new marketing channels, penetration into new geographic territories and new products. We entered ten new utility territories during the year, allowing us to add a record number of new customers and grow our total customer base by 10% year over year.”

“We have reversed the trend of a declining high margin residential customer base and continued to build upon the success of our Commercial division and National Home Services. We are also witnessing the positive trends of improving renewal rates and declining attrition rates. We remain confident these positive trends will continue and we remain laser focused on our plan to further deleverage the business, identify new avenues to drive long-term growth, enhance our margin profile and expand our geographic footprint going forward.”

Executive Chair Rebecca Macdonald added: “We made significant progress along several of our strategic initiatives during fiscal 2013 that have positioned Just Energy for sustainable future growth. We remain committed to further strengthening our balance sheet and improving our payout ratio. The base we have built at Just Energy firmly positions us to realize the cash flow growth necessary to meet our growth objectives and capture the significant demand in our growing industry in fiscal 2014 and beyond.”

Growth

Fiscal 2013 showed a continuation of the high customer growth cycle the Company has been in for the last three years. This was demonstrated in another record year for customer additions through Just Energy’s sales channels. The Energy Marketing business added 1,355,000 new customers, up 24% from the previous record of 1,091,000 in fiscal 2012. Increased sales through non-traditional channels and geographic expansion resulted in 631,000 customer additions by the Consumer division, up 47% from fiscal 2012 and surpassing the Company’s prior record. The strong Commercial division broker channel also benefited from expansion into new territories adding 724,000 new customer equivalents, up 9% from fiscal 2012.

Quarterly Customer Additions

Net of attrition and renewals, customer additions were 352,000, up 11% from the net additions from the prior year. As Just Energy grows larger, there is a need to replace a greater number of customers annually. Just Energy has, and will continue to, more than offset customer churn through expansions, both geographic and by channel. The high margin Consumer division saw net customer growth for the first time in two years.

As existing high price commodity contracts enter their final year, there has been improvement in both attrition and renewals. Fiscal 2013 customer attrition rates improved to an annual rate of 12% from 13% in fiscal 2012 and 15% in fiscal 2011. Customer renewal rates improved to 69% from 64% in fiscal 2012 and 65% in fiscal 2011. The improvement seen in these rates will have a major effect on long term profitability.

Strong customer growth was also seen at the Home Services division, as growth was driven by organic sales and a small acquisition. NHS built its installed base from 165,000 to 235,000 water heater/HVAC units over the year, resulting in growth of 42%. Additionally, the Home Services division recently launched marketing efforts in Quebec and Texas and is seeing positive initial results, particularly with the new smart thermostat product.

Overall, the customer base reached 4,457,000, up 10% year over year.

Fiscal 2013 Operating Performance

Customer growth resulted in gross margin of $525.9 million, up 5% year over year. This was less than the growth in customers as a result of margin compression in the Commercial division and the trailing impact of the extremely warm winter in 2011/2012 on the gas business. Fiscal 2013 realized margins of $121 per customer declined from $138 per customer in the year ago period.

In Commercial electricity, price competition in Texas and increased capacity costs in the northeast States resulted in margin compression, on both realized margins and new per customer margin which fell from $82 in fiscal 2012 to $74 in fiscal 2013. We believe that this situation has stabilized and expect margins to remain in this range for fiscal 2014.

Natural gas realized margins also declined, due to the reconciliation of under-consumed gas from the record warm winter of fiscal 2012 during the first half of fiscal 2013. This resulted in reduced realized gas margins despite normal winter weather over the period. These reconciliations have been completed and should have no negative effect on fiscal 2014. Overall results in the energy marketing business reflect the costs of our expansion into new utility territories and the sales and marketing costs associated with bringing in record customer additions over the past year.

Administrative expense was $138.9 million, an increase of 22% over fiscal 2012. This increase was higher than the 10% increase in total customers due to two main factors. First, as Fulcrum was acquired in October of 2011, and thus did not impact administrative expenses for the entire year. Second and more importantly, we have entered ten new utility territories in fiscal 2013, which cause an increase in administrative expenses to fund the ramp up and penetration in these markets. The Company expects lower administrative growth in fiscal 2014 as most potential utility territories are in place.

Selling and marketing expense was $208.0 million, up 17%. This increase was less than the 24% growth in customer additions, reflecting the decrease in network marketing costs as well as lower per customer aggregation costs from new channels such as internet, network marketing and telemarketing.

Base EBITDA from continuing operations of $163.1 million was down 16%, versus $193.3 million in fiscal 2012. As can be seen above, administrative, selling and marketing costs grew more rapidly than margins. In each case, the higher costs are attributable to expenditures which will create long term value.

Adjusted EBITDA from continuing operations was $248.3 million, down 7% per versus $267.7 million in fiscal 2012. Going forward, Just Energy intends to use Base EBITDA as a measure for future guidance, consistent with market practices. Base EBITDA has been selected as a well understood measure in the industry that allows comparison of JE results against those of retail divisions of larger companies.

Net income from continuing operations was $601.7 million ($4.30 per share basic) versus a loss of $128.5 million ($0.93 per share basic). While management does not use EPS as an internal measure, it is important to allow shareholders who wish to focus on IFRS results to see the business performance on this basis.

Embedded margin, a measure of the future value within the Company’s existing contracts grew 15% to $2.27 billion ($15.77 per share). It is the future margin within the Company’s customer book on which Just Energy bases its EBITDA guidance for fiscal 2014.

EMBEDDED GROSS MARGIN

As at March 31

(millions of dollars)

Management’s estimate of the future embedded gross margin is as follows:

			2013 vs.		2012 vs.
	Fiscal 2013	Fiscal 2012	2012 variance	Fiscal 2011	2011 variance
Energy marketing division[1]	$1,671.3	$1,583.8	6%	$1,442.8	10%
Home Services	597.6	393.0	52%	282.7	39%

Total embedded gross margin	$2,268.9	$1,976.8	15%	$1,725.5	15%

Fourth Quarter Operating Performance

Just Energy’s fourth quarter was another strong quarter of growth as reflected in our 332,000 new customers, resulting in 5% growth over the prior quarter in our energy marketing base and 3% quarterly growth in our embedded gross margin.

Consumer customer additions amounted to 154,000 for the fourth quarter of fiscal 2013, consistent with the gross customer additions recorded in the prior comparable period. Commercial customer additions were 178,000 for the fourth quarter of fiscal 2013, a 10% increase from 162,000 gross customer additions in the prior comparable period. The higher additions were driven by strong results from independent contractors, brokers and internet marketing.

The home services division continued its customer growth with installations for the fourth quarter of fiscal 2013 of 11,000 water heaters and 1,000 air conditioners and furnaces, consistent with installations in the prior comparable quarter.

Sales increased by 11% quarter over quarter to $877.5 million from $794.0 million. Quarterly sales from energy marketing and home services divisions increased by 10% and 78%, respectively, versus the prior comparable quarter.

Gross margin was $157.7 million, down 8% from a year earlier. The growth in gross margin from NHS was more than offset by lower gross margin contributions from Energy Marketing. Gas margins were up 18% despite a 10% decrease in customer base as a result of higher consumption in the current year compared with record warm temperatures in the fourth quarter of fiscal 2012.

Electricity margin was down 24% compared with the prior comparable quarter. Electricity margin compression was experienced in the northeastern states because of increased capacity costs. Historically these costs have been lower and relatively stable. Year over year these costs have increased significantly, thereby compressing margins particularly in the fourth quarter. Going forward, the company will work to structure contracts to pass through these costs, in addition to effectively hedge capacity costs, to mitigate future impact on gross margin.

Administrative expenses amounted to $36.7 million, an increase of 14% from $32.1 million recorded in the fourth quarter of fiscal 2012. The increase in administrative expenses is related to the year over year growth in the customer base, particularly in the home services division, and the expansion into ten utility territories during fiscal 2013, most notably the U.K. commercial operations.

Sales and marketing expenses were $49.3 million in the fourth quarter of fiscal 2013, a decrease of 16% from $58.6 million in the prior comparable quarter. The decrease is due to lower per customer aggregation costs through new channels—network marketing, telemarketing and internet sales.

The change in fair value of derivative instruments resulted in a gain of $226.0 million for the fourth quarter of fiscal 2013, in comparison with a loss of $90.2 million recorded in the prior comparable quarter. This gain contributed to a quarterly Profit from continuing operations of $203.4 million ($1.44 share basic). For the prior comparable quarter, there was a loss of $75.6 million (loss of 0.55 share).

Base EBITDA from continuing operations (after all selling and marketing costs) decreased 7% to $69.6 million for the fourth quarter of fiscal 2013, down from $74.7 million in the prior comparable quarter. This was primarily a result of lower gross margin from energy marketing due to lower cash receipts from weather option derivatives and lower gross margin per commercial customer. Adjusted EBITDA from continuing operations was $87.5 million for fourth quarter of fiscal 2013, an 18% decrease from $107.1 million in the prior comparable quarter. Despite lower quarterly EBITDA, strong net customer additions led to a 3% increase in embedded gross margin over the quarter.

Dividends/distributions paid amounted to $45.0 million, an increase of 2% over the prior comparable quarter as a result of a higher number of shares outstanding. The payout ratio on Base Funds from continuing operations was 95% for fourth quarter of fiscal 2013, compared with 81% reported in the prior comparable quarter. Payout on Base EBITDA from continuing operations was 65%, up from 59% in the year ago period.

Outlook

“The investments and the decisions we made during 2013 will result in increased profitability from our businesses, a stronger balance sheet and a reduction in our payout ratios in fiscal 2014 and beyond,” Hartwick stated.

Just Energy has seen another year of high growth in its customer base. A side effect of this period of high growth has been a reduction in free cash flow as sales and marketing expense and administrative expense have grown faster than customer margins. The Company has entered ten new markets in the past year and, until these markets reach critical mass, they are cash flow negative despite the fact that every contract will be significantly cash flow positive over its term. The reason for this is that a significant portion of sales commissions are paid on customer confirmation, while cash flow from the customer start date typically lags this by several months. Similarly, a full administrative operating platform must be in place in each market regardless of how many customers are flowing.

A positive aspect of the record numbers of customer additions over the past three years is that the vast majority of Just Energy’s markets have reached a critical mass where the annual up-front cost of customer additions is more than offset by the cash flow from customers added over the past three years. In fiscal 2014, the effectively all of the 10 new utility territories entered in fiscal 2013 will reach sufficient size where they will move from cash flow negative to significantly cash flow positive.

A second important factor in the Company’s fiscal 2014 outlook is the nature of utility reconciliations and weather related cash flow impacts. When the Company experiences a record warm winter like that of 2011-2012, the cash flow impacts are spread across several quarters. In most markets, the reconciliation of under-usage due to weather takes place in the first and second quarter of the following year. At the same time, the value of any weather derivative hedges is realized during the quarter of under-consumption. This inflates cash flow in years of warm weather and reduces cash flow in the year following, as was the case in fiscal 2012. Because the past winter had normal weather, there should be limited reconciliations in the first half of fiscal 2014, resulting in a favorable comparison versus fiscal 2013.

Also impacting the outlook for fiscal 2014 and beyond is the changing nature of administrative costs and sales and marketing expenses. Between the inclusion of a full year of Fulcrum costs and the build out of the U.K. operating platform and expansion into additional utility territories, administrative costs rose 22% year over year despite a 10% increase in customer base. As noted above, the base is now in place in all key markets which should allow the Company to realize its expected level of customer growth with only a nominal increase in administrative costs in fiscal 2014. This trend should extend into the foreseeable future.

Sales and marketing expenses have been declining on a per new customer basis. This is a result of increased commercial sales as well as the use of new channels such as network marketing, telemarketing and internet sales which have reduced Consumer division costs per customer. This trend is expected to continue in future periods as well.

Bad debt expenses declined from 2.4% of relevant sales to 2.1% in fiscal 2013. This brings these costs to the low end of the Company’s 2% to 3% target range. Management does not expect further reductions in the rate and debt expense is expected to fluctuate over time within the target range depending on economic conditions.

Attrition rates have continued a steady decline as commodity market prices have come in line with the Company’s current contract offerings. Management expects attrition to remain stable or improve slightly in fiscal 2014. The Company’s calculation of embedded margin does not assume any further improvement in attrition rates.

Renewal rates similarly improved significantly in fiscal 2013 rising to 69% from 64%. While Canadian renewals remain a challenge, expectations are for continued improvement trending toward historical levels in fiscal 2014 and beyond. Efforts to strengthen the customer relationship through the bundled sale of both commodity and NHS products such as smart thermostats should result in both higher renewals and lower attrition. The Company’s calculation of embedded margin does not assume any further improvement in renewal rates.

Just Energy has provided guidance estimating base EBITDA of $220 million for fiscal 2014. Because fiscal 2013 EBITDA was depressed by a number of factors noted earlier, this would result in 34% base EBITDA growth on a year over year basis. Building in interest costs and expected taxes, this would leave the Company with a payout ratio on funds from operations of under 100% on its current $0.84 per share dividend for fiscal 2014. The Company targets a long term payout of 60% to 65% on FFO and, based on embedded margins and business trends, expects to be within this range by the end of fiscal 2016. This would imply substantial further growth in EBITDA over this period.

In changing the dividend at the February board meeting, Management and the Board concluded that the new $0.07 monthly per share level met the criteria of providing adequate funding of growth expenditures and making a necessary contribution to the cash repayment of future debt maturities. The combination of anticipated future growth and the new dividend level is expected to allow the Company to reduce its debt to EBITDA ratio to its long term target range of 3.5 to 4.0 by the end of fiscal 2016.

Earnings Call

The Company will host a conference call and live webcast to review the fourth quarter results beginning at 2 PM eastern daylight time today, Thursday May 16, 2013 followed by a question and answer period. Those who wish to participate in the conference call may do so by dialing 1 855 410-0553 and entering pass code 432619#. The call will also be webcast live over the internet at the following link: http://event.onlineseminarsolutions.com/r.htm?e=612868&s=1&k=90873401134F7A33CCD472AF80180F6F

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves close to 2 million residential, commercial and home services customers (4.46 million RCEs) through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company’s JustGreen®products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

bsummers@justenergy.com

or

Michael Cummings

Investor Relations

FTI Consulting

Phone: (617) 897-1532

Michael.Cummings@FTIConsulting.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Just Energy Group Inc.
(Registrant)

Date: May 17, 2013	By:	/s/ JONAH T. DAVIDS
Name: Jonah T. Davids
Title: Senior Vice-President, Legal & Regulatory and General Counsel